EXHIBIT 10.1

Execution Version

CREDIT AND SECURITY AGREEMENT

by and among

SOUTHERN FRAC, LLC,

as Borrower,

GFN MANUFACTURING CORPORATION,

and

GENERAL FINANCE CORPORATION,

as Guarantors,

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Lender

Dated as of October 1, 2012

TABLE OF CONTENTS

DA-3260363 v11 1286309-00035

EXHIBITS AND SCHEDULES

Schedule 1.1   Definitions
Schedule 2.12   Fees
Schedule 6.1   Financial Statement, Reports, Certificates
Schedule 6.2   Collateral Reporting

Exhibit A   Form of Compliance Certificate
Exhibit B   Conditions Precedent
Exhibit C   Conditions Subsequent
Exhibit D   Representations and Warranties
Exhibit E   Information Certificate

Schedule A-1   Lender's Account
Schedule A-2   Authorized Person
Schedule D-1   Designated Account
Schedule P-1   Permitted Investments
Schedule P-2   Permitted Liens
Schedule R-1   Real Property Collateral

DA-3260363 v11 1286309-00035

**CREDIT AND SECURITY AGREEMENT**

        THIS CREDIT AND SECURITY AGREEMENT (this "Agreement"), is entered into as of October 1, 2012, by and among **WELLS FARGO BANK, NATIONAL ASSOCIATION** ("Lender"), Borrower and Guarantors.

        The parties agree as follows:

1. DEFINITIONS AND CONSTRUCTION.

        1.1   **Definitions, Code Terms, Accounting Terms and Construction.** Capitalized terms used in this Agreement shall have the meanings specified therefor on Schedule 1.1. Additionally, matters of (i) interpretation of terms defined in the Code, (ii) interpretation of accounting terms and (iii) construction are set forth in Schedule 1.1.

2. LOANS AND TERMS OF PAYMENT.

        2.1   **Revolving Loan Advances**.

        (a)   Subject to the terms and conditions of this Agreement, and during the term of this Agreement, Lender agrees to make revolving loans ("Advances") to Borrower in an amount at any one time outstanding not to exceed *the lesser of:*

        (i)   the Maximum Revolver Amount *less* the Letter of Credit Usage at such time, and

        (ii)   the Borrowing Base at such time *less* the Letter of Credit Usage at such time.

        (b)   Amounts borrowed pursuant to this Section 2.1 may be repaid and, subject to the terms and conditions of this Agreement, reborrowed at any time during the term of this Agreement. The outstanding principal amount of the Advances, together with interest accrued and unpaid thereon, shall be due and payable on the Termination Date. Lender has no obligation to make an Advance at any time following the occurrence of a Default or an Event of Default.

        (c)   If at any time the Maximum Revolver Amount is less than the amount of the Borrowing Base, the amount of Advances available under Section 2.1(a) above shall be reduced by any Reserves established by Lender with respect to amounts that may be payable by Borrower to third parties.

        2.2   **Term Loan.** Subject to the terms and conditions of this Agreement, Lender agrees to make each of the term loans described below (collectively, the "Term Loan") to Borrower in an aggregate amount equal to the Term Loan Amount.

        (a)   **Equipment Term Loan.** Lender shall extend a secured equipment term loan to Borrower through a single advance in an aggregate amount not in excess of $500,000 (the "Equipment Term Loan"). The Equipment Term Loan shall be advanced on the Closing Date and secured by all the Collateral. The principal of the Equipment Term Loan shall be repaid monthly in arrears in 36 installments on the following dates and in the following amounts:

Date	Installment Amount
November 1, 2012	$13,889
December 1, 2012	$13,889
January 1, 2013	$13,889
February 1, 2013	$13,889
March 1, 2013	$13,889
April 1, 2013	$13,889
May 1, 2013	$13,889
June 1, 2013	$13,889
July 1, 2013	$13,889
August 1, 2013	$13,889
September 1, 2013	$13,889
October 1, 2013	$13,889

Date	Installment Amount
November 1, 2013	$13,889
December 1, 2013	$13,889
January 1, 2014	$13,889
February 1, 2014	$13,889
March 1, 2014	$13,889
April 1, 2014	$13,889
May 1, 2014	$13,889
June 1, 2014	$13,889
July 1, 2014	$13,889
August 1, 2014	$13,889
September 1, 2014	$13,889
October 1, 2014	$13,889
November 1, 2014	$13,889
December 1, 2014	$13,889
January 1, 2015	$13,889
February 1, 2015	$13,889
March 1, 2015	$13,889
April 1, 2015	$13,889
May 1, 2015	$13,889
June 1, 2015	$13,889
July 1, 2015	$13,889
August 1, 2015	$13,889
September 1, 2015	$13,889
October 1, 2015	$13,885

The outstanding unpaid principal balance and all accrued and unpaid interest on the Equipment Term Loan shall be due and payable on the Termination Date. Any principal amount of the Equipment Term Loan that is repaid or prepaid may not be reborrowed.

(b)   **Term Loan "B".** Lender shall extend a secured term loan to Borrower through a single advance in an aggregate amount not in excess of $1,500,000 ("Term Loan 'B'"). Term Loan "B" shall be advanced on the Closing Date and secured by all the Collateral. The principal of Term Loan "B" shall be repaid monthly in arrears commencing on May 1, 2013, in 18 monthly installments on the following dates and in the following amounts:

Date	Installment Amount
May 1, 2013	$83,334
June 1, 2013	$83,334
July 1, 2013	$83.334
August 1, 2013	$83,334
September 1, 2013	$83,334
October 1, 2013	$83,334
November 1, 2013	$83,334
December 1, 2013	$83,334
January 1, 2014	$83,334
February 1, 2014	$83,334
March 1, 2014	$83,334
April 1, 2014	$83,334
May 1, 2014	$83,334
June 1, 2014	$83,334
July 1, 2014	$83,334
August 1, 2014	$83,334
September 1, 2014	$83,334
October 1, 2014	$83,322

The outstanding unpaid principal balance and all accrued and unpaid interest on Term Loan "B" shall be due and payable on the Termination Date. Any principal amount of Term Loan "B" that is repaid or prepaid may not be reborrowed.

         (c)   **CAPEX Term Facility.**

         (i)   Subject to and upon the terms and conditions contained in this Agreement, at any time and from to time after the Closing Date but prior to the first anniversary of the Closing Date (the "<u>CAPEX Loan Advance Period</u>"), at the request of Borrower (such requests to be made by Borrower no more than 4 times during the CAPEX Loan Advance Period), Lender may, in its sole discretion, make CAPEX Loans to Borrower in an amount equal to the lesser of (i) $1,000,000 or (ii) ninety (90%) percent of the Hard Costs of (A) any Eligible New Equipment purchased by Borrower after the Closing Date or (B) if expressly approved in writing by Lender in its sole discretion, any used Equipment purchased by Borrower after the Closing Date. The proceeds of each CAPEX Loan shall be used solely for the payment of the purchase price (or to reimburse Borrower for the cash payments previously paid by Borrower for the purchase price) for the Eligible New Equipment or used Equipment specified in the CAPEX Loan Request applicable to such CAPEX Loan; provided, that, (A) to the extent that the proceeds of any CAPEX Loan are used to reimburse Borrower for the cash payments paid by Borrower for the purchase price of any Eligible New Equipment or used Equipment, Borrower shall have taken possession of such Eligible New Equipment or used Equipment within 90 days prior to the date of Borrower's request for such CAPEX Loan, and (B) no CAPEX Loan Request shall include any Eligible New Equipment or used Equipment that supports any other CAPEX Loan. Each CAPEX Loan shall be in an amount of not less than $100,000. A single CAPEX Loan may be used for the purchase price of one or more items constituting Eligible New Equipment or used Equipment specified in the CAPEX Loan Request required to be delivered to Lender pursuant to Section 2.2(c)(iv)(A) below. The minimum amount of each CAPEX Loan applies to the amount of such CAPEX Loan, not to the amount of the purchase price of any individual item of Eligible New Equipment.

         (ii)   The outstanding aggregate principal amount of the CAPEX Loans made by Lender shall not at any time exceed the CAPEX Loan Limit. If at any time the outstanding aggregate principal amount of all CAPEX Loans shall exceed the CAPEX Loan Limit, then in any such case, Lender may require that Borrower promptly repay to Lender the entire amount of such excess(es).

         (iii)   Each CAPEX Loan to Borrower shall be (i) repaid, together with interest and other amounts payable thereunder, in accordance with the provisions of this Agreement and the other Loan Documents, and (ii) secured by all of the Collateral.

         (iv)   In addition to the other conditions precedent to any Loan set forth in this Agreement, the provision of each CAPEX Loan shall be subject to the satisfaction of each of the following additional conditions precedent, as determined by Lender:

         (A)   Lender shall have received from Borrower not less than 5 Business Days and not more than 20 Business Days prior written notice of the proposed CAPEX Loan (each such notice being an "<u>CAPEX Loan Request</u>"), which notice shall specify and include the following: (A) the proposed date and amount of the CAPEX Loan, (B) a list and description of the Eligible New Equipment or used Equipment (by model, make, manufacturer, serial number and/or such other identifying information as may be reasonably requested by Lender), (C) whether any of such Eligible New Equipment or used Equipment has been purchased prior to the date of the proposed CAPEX Loan and if so, the date of such purchase and identifying the specific Eligible New Equipment or used Equipment that has been so purchased, (D) the Hard Costs and total purchase price for such Eligible New Equipment or used Equipment (and the terms of payment of such purchase price); and (E) such other information and documents as Lender may from time to time reasonably request with respect thereto;

         (B)   Lender shall have a valid and perfected first priority security interest in and lien upon such Eligible New Equipment or used Equipment and such Eligible New Equipment or used Equipment shall be free and clear of all other liens, security interests, claims or other encumbrances;

         (C)   as of the date of such CAPEX Loan and after giving effect thereto, no Default or Event of Default shall exist or shall have occurred.

         (v)   Lender shall have received (A) copies, or upon Lender's request, originals, of all agreements, documents and instruments relating to the sale of the Eligible New Equipment to Borrower, including, without limitation, any purchase orders, invoices, bills of sale or similar documents, and (B) evidence satisfactory to Lender that the Eligible New Equipment or used Equipment has been received and installed by Borrower and is in good working order and operating for its intended purpose.

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(vi)   The principal amount of each CAPEX Loan (if any) shall be payable (subject to earlier payment as provided herein) in 36 equal, consecutive monthly installments of principal, each in an amount calculated below, commencing in the month following the first CAPEX Loan is made to Borrower, together with interest and other amounts as provided herein with respect to such CAPEX Loan.

(vii)   The amount of each monthly installment of principal in respect of each CAPEX Loan (other than the last installment which shall be in an amount equal to the entire unpaid balance of such CAPEX Loan) shall equal the original principal amount of such CAPEX Loan *divided by* thirty-six (36); provided, however, the entire unpaid principal balance of each CAPEX Loan, together with all accrued but unpaid interest thereon, shall be due and payable in full on the Termination Date. Amounts repaid on account of any of the CAPEX Loans may not be reborrowed.

2.3   **Borrowing Procedures**.

(a)   **Procedure for Borrowing.** Provided Lender has not separately agreed that Borrower may use the Loan Management Service, each Borrowing shall be made by a written request by an Authorized Person delivered to Lender. Such written request must be received by Lender no later than 1:00 p.m. (Eastern time) on the Business Day that is the requested Funding Date (or, if a Fixed Rate Advance is requested, 3 Business Days prior to the Business Day of the requested Borrowing) specifying (i) the amount of such Borrowing, and (ii) the requested Funding Date, which shall be a Business Day. At Lender's election, in lieu of delivering the above-described written request, any Authorized Person may give Lender telephonic notice of such request by the required time. Lender is authorized to make the Advances, and to issue the Letters of Credit, under this Agreement based upon telephonic or other instructions received from anyone purporting to be an Authorized Person.

(b)   **Making of Loans.** Promptly after receipt of a request for a Borrowing pursuant to Section 2.3(a), Lender shall make the proceeds thereof available to Borrower on the applicable Funding Date by transferring immediately available funds equal to such amount to the Designated Account; provided, however, that, Lender shall not have the obligation to make any Advance if (1) one (1) or more of the applicable conditions precedent set forth in Section 4 will not be satisfied on the requested Funding Date for the applicable Borrowing unless such condition has been waived by Lender, or (2) the requested Borrowing would exceed the Availability on such Funding Date.

(c)   **Loan Management Service**. If Lender has separately agreed that Borrower may use the Loan Management Service, Borrower shall not request and Lender shall no longer honor a request for an Advance made in accordance with Section 2.3(a) and all Advances will instead be initiated by Lender and credited to the Designated Account as Advances as of the end of each Business Day in an amount sufficient to maintain an agreed upon ledger balance in the Designated Account, subject only to Availability as provided in Section 2.1. If Lender terminates Borrower's access to the Loan Management Service, Borrower may continue to request Advances as provided in Section 2.3(a), subject to the other terms and conditions of this Agreement. Lender shall have no obligation to make an Advance through the Loan Management Service after the occurrence of a Default or an Event of Default, or in an amount in excess of Availability, and may terminate the Loan Management Service at any time in its sole discretion.

(d)   **Protective Advances**. Lender may make an Advance for any reason at any time in its Permitted Discretion, without Borrower's compliance with any of the conditions of this Agreement, and (i) disburse the proceeds directly to third Persons in order to protect Lender's interest in the Collateral or to perform any obligation of Borrower under this Agreement or otherwise to enhance the likelihood of repayment of the Obligations, or (ii) apply the proceeds to outstanding Obligations then due and payable to Lender (such Advance, a "Protective Advance").

2.4   **Payments; Prepayments**.

(a)   **Payments by Borrower.** Except as otherwise expressly provided herein, all payments by Borrower shall be made to Lender's Account or as otherwise specified in the applicable Cash Management Documents.

(b)   **Payments by Account Debtors**. Borrower shall either (i) instruct all Account Debtors to make payments directly to the Lockbox for deposit by Lender directly to the Lender's Account, or (ii) instruct them to deliver such payments to Lender by wire transfer, ACH, or other means as Lender may direct for deposit to the Lockbox or Lender's Account or for direct application to reduce the outstanding Advances. If Borrower receives a payment of the Proceeds of Collateral directly, Borrower will promptly deposit the payment or Proceeds into Lender's Account. Until so deposited, Borrower will hold all such payments and Proceeds in trust for Lender without commingling with other funds or property.

(c)   **Crediting Payments**. For purposes of calculating Availability and the accrual of interest on outstanding Obligations, unless otherwise provided in the applicable Cash Management Documents, each payment shall be applied to the Obligations on the next Business Day following the receipt by Lender of immediately available funds in accordance with Lender's usual and customary practices as in effect from time to time. Any payment received by Lender that is

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not a transfer of immediately available funds shall be considered provisional until the item or items representing such payment have been finally paid under applicable law. Should any payment item not be honored when presented for payment, then Borrower shall be deemed not to have made such payment, and that portion of Borrower's outstanding Obligations corresponding to the amount of such dishonored payment item shall be deemed to bear interest as if the dishonored payment item had never been received by Lender. Each reduction in outstanding Advances resulting from the application of such payment to the outstanding Advances shall be accompanied by an equal reduction in the amount of outstanding Accounts.

(d)   **Application of Payments**. All Collections and all Proceeds of Collateral received by Lender, shall be applied, so long as no Event of Default has occurred and is continuing, to reduce the outstanding Obligations in such manner as Lender shall determine in its discretion; provided, however, Lender agrees (so long as no Event of Default shall have occurred and be continuing) to apply payments first to any unpaid Floating Rate Advances, and once paid, to outstanding Fixed Rate Advances. If more than one Fixed Rate Advance is outstanding, any payments applied to Fixed Rate Advances shall be applied to such Fixed Rate Advances in the order and in the amounts as Lender may deem appropriate, unless Borrower specify at the time of payment how such payments are to be applied. After payment in full in cash of all Obligations, any remaining balance shall be transferred to the Designated Account or otherwise to such other Person entitled thereto under applicable law.

(e)   **Optional Prepayments of Term Loan**. Borrower may, upon at least 3 Business Days prior written notice to Lender, prepay the principal of the Term Loan, in whole or in part. Each prepayment of principal made pursuant to this Section 2.4(e) shall be accompanied by the payment of accrued interest to the date of such payment on the amount prepaid and the prepayment fee described in Section 2.12, if any. So long as no Default or Event of Default shall have occurred, each such prepayment shall be applied against the remaining installments of principal due on the Term Loan on a pro rata basis (for the avoidance of doubt, any amount that is due and payable on the Maturity Date shall constitute an installment).

(f)   **Mandatory Prepayments**. If, at any time, (i) the Revolver Usage exceeds (A) the Borrowing Base or (B) the Maximum Revolver Amount, less Reserves (in accordance with Section 2.1(c)) at such time or (ii) (A) the sum of the outstanding principal balance of the Term Loan on such date *plus* the Revolver Usage on such date exceeds (B) the Maximum Credit, less Reserves (in accordance with Section 2.1(c)) at such time (such excess amount described in clauses (i) and (ii) being referred to as the "Overadvance Amount"), then Borrower shall promptly, but in any event, within 3 Business Days, prepay the Obligations in an aggregate amount equal to the Overadvance Amount. If payment in full of the outstanding revolving loans is insufficient to eliminate the Overadvance Amount and Letter of Credit Usage continues to exceed the Borrowing Base, Borrower shall maintain Letter of Credit Collateralization of the outstanding Letter of Credit Usage. Lender shall not be obligated to provide any Advances during any period that an Overadvance Amount is outstanding.

2.5   **Clearance Charge.** From and after the Closing Date, Lender shall be entitled to charge Borrower for one (1) Business Days of 'clearance' on the face amount of all Collections received by Lender at the rate then applicable under Section 2.6 to Advances. This one (1) Business Day clearance charge on all Collections is acknowledged by the parties to constitute an integral aspect of the pricing of the financing of Borrower and shall apply irrespective of whether or not there are any outstanding monetary Obligations and in addition to any delays associated with the crediting of payments in accordance with Section 2.4(c); the effect of such clearance charge being the equivalent of charging interest on such Collections through the completion of a period ending one (1) Business Days after the receipt and crediting thereof as otherwise contemplated by this Agreement and the Cash Management Documents. The parties acknowledge and agree that the economic benefit of the foregoing provisions of this Section 2.5 shall accrue exclusively to Lender.

2.6   **Interest Rates: Rates, Payments, and Calculations**.

(a)   **Interest Rates.** Except as provided in Sections 2.6(b) and 2.6(d), the principal amount of all Obligations (except for undrawn Letters of Credit and Bank Products) that have been charged to the Loan Account pursuant to the terms hereof shall bear interest on the Daily Balance thereof at a per annum rate equal to the Interest Rate plus the applicable Interest Rate Margin.

(b)   **Fixed Rate Advances**.

(i)   Fixed Rates for Fixed Rate Interest Periods; Quotation of Rates. Lender will quote Borrower a fixed interest rate based on LIBOR plus the Interest Rate Margin (a "Fixed Rate") for a three (3) month term (each a "Fixed Rate Interest Period", as more fully defined in Schedule 1.1), which Fixed Rate Interest Period will commence on the Business Day on which the request was made, provided that the request is received by Lender no later than 11:00 a.m. (Eastern Time) three Business Days prior to the Business Day that the Advance is to be funded as a Fixed Rate Advance or continued as or converted into a Fixed Rate Advance. If the Borrower does not promptly accept the quoted Fixed Rate, then the quote shall expire and any subsequent request for a quote shall be subject to redetermination by Lender.

(ii)   Procedure for Requesting and Renewing Fixed Rate Advances. Subject to all of the other terms and conditions of this Agreement, Borrower may request a Fixed Rate Advance, or convert a Floating Rate Advance to a Fixed Rate Advance, or renew an existing Fixed Rate Advance, provided that Lender receives the request no later than 11:00 a.m. (Eastern Time) three Business Days prior to the first day of the new Fixed Rate Interest Period. Each request shall specify the principal amount to be advanced at the Fixed Rate, or to be converted from the Floating Rate, or to be renewed, and shall be confirmed in writing if requested by Lender. Each Fixed Rate Advance shall be at least the applicable Minimum Fixed Rate Advance Amount and in multiples of $100,000 in excess thereof. No more than four (4) separate Fixed Rate Advances may be outstanding at any time. No Fixed Rate Advances may be made through the Loan Management Service.

(iii)   Expiration of Fixed Rate Advances.   Unless a Fixed Rate Advance is renewed, paid, or prepaid on or before the expiration of the related Fixed Rate Interest Period, each Fixed Rate Advance shall automatically be converted to a Floating Rate Advance upon the expiration of the Fixed Rate Interest Period. An expiring Fixed Rate Advance may not be renewed for a new Fixed Rate Interest Period if a Default or Event of Default is then existing.

(iv)   Taxes and Regulatory Costs. Borrower shall pay Lender with respect to any Fixed Rate Advance, all (i) withholdings, interest equalization taxes, stamp taxes or other taxes (except income and franchise taxes) imposed by any domestic or foreign governmental authority that are related to Daily Three Month LIBOR, and (ii) future, supplemental, emergency or other changes in the LIBOR Reserve Percentage applicable to Lender, the assessment rates imposed by the Federal Deposit Insurance Corporation, or similar costs imposed by any domestic or foreign governmental authority or resulting from compliance by Lender with any request or directive (whether or not having the force of law) from any central bank or other governmental authority that are related to Daily Three Month LIBOR but not otherwise included in the calculation of Daily Three Month LIBOR. In determining which of these amounts are attributable to an existing Fixed Rate Advance that is based on Daily Three Month LIBOR, any reasonable allocation made by Lender among its operations shall be deemed conclusive and binding.

(v)   Fixed Rate Advance Breakage Fees. Borrower may prepay any Fixed Rate Advance at any time in any amount, whether voluntarily or by acceleration; provided, however, that if the Fixed Rate Advance is prepaid, Borrower shall pay Lender upon demand a Fixed Rate Advance breakage fee equal to the sum of the discounted monthly differences for each month from the month of prepayment through the month in which the Fixed Rate Interest Period matures, calculated as follows for each such month:

(i)   Determine the amount of interest that would have accrued each month on the amount prepaid at the interest rate applicable to such amount had it remained outstanding until the last day of the applicable Fixed Rate Interest Period.

(ii)   Subtract from the amount determined in (i) above the amount of interest that would have accrued for the same month on the amount of principal prepaid for the remaining term of the Fixed Rate Interest Period at a rate equal to LIBOR in effect on the date of prepayment for new loans extended at a Fixed Rate.

(iii)   If the result obtained in (ii) for any month is greater than zero, discount that difference by LIBOR used in (ii) above.

(c)   Borrower acknowledges that prepayment of any Fixed Rate Advance may result in Lender incurring additional costs, expenses or liabilities, and that it is difficult to ascertain the full extent of such costs, expenses or liabilities. Borrower agree to pay the above-described Fixed Rate Advance breakage fee and agree that this amount represents a reasonable estimate of the Fixed Rate Advance breakage costs, expenses and/or liabilities of Lender.

(d)   **Default Rate.** Upon the occurrence and during the continuation of an Event of Default and at any time following the Termination Date,

(i)   the principal amount of all Obligations (except for undrawn Letters of Credit and Bank Products) that have been charged to the Loan Account pursuant to the terms hereof shall bear interest on the Daily Balance thereof at a per annum rate equal to 2 percentage points above the per annum rate otherwise applicable thereunder, and

(ii)   the Letter of Credit fee provided for in Section 2.12 shall be increased by 2 percentage points above the per annum rate otherwise applicable hereunder.

(e)   **Payment.** Except to the extent provided to the contrary in Section 2.12, all interest, all Letter of Credit fees, all other fees payable hereunder or under any of the other Loan Documents, all costs and expenses payable hereunder or under any of the other Loan Documents, and all Lender Expenses shall be due and payable, in arrears, on the first day of each month; provided that interest accruing on any Fixed Rate Advance shall be due and payable monthly on the last day of each month, and on the last day of the Fixed Rate Interest Period applicable thereto. Borrower hereby authorizes Lender, from time to time without prior notice to Borrower, to charge all interest, Letter of Credit fees, and all other fees payable hereunder or under any of the other Loan Documents (in each case, as and when due and payable), all costs and expenses payable hereunder or under any of the other Loan Documents (in each case, as and when accrued or incurred), all Lender Expenses (as and when accrued or incurred), and all fees and costs provided for in Section 2.12 (as and when accrued or incurred), and all other payment obligations as and when due and payable under any Loan Document or any Bank Product Agreement (including any amounts due and payable to any Bank Product Provider in respect of Bank Products and payments of the Term Loan) to the Loan Account, which amounts shall thereupon constitute Advances hereunder and, shall accrue interest at the rate then applicable to Advances. Any interest, fees, costs, expenses, Lender Expenses, or other amounts payable hereunder or under any other Loan Document or under any Bank Product Agreement that are charged to the Loan Account shall thereafter constitute Advances hereunder and shall accrue interest at the rate then applicable to Advances. Lender shall endeavor to provide notice (which notice may be on a monthly basis) as to any charges to the Loan Account; provided that Lender shall not have any liability for failure to provide any such notice.

(f) **Computation.** All interest and fees chargeable under the Loan Documents shall be computed on the basis of a 360-day year, in each case, for the actual number of days elapsed in the period during which the interest or fees accrue. In the event the Interest Rate is changed from time to time hereafter, the rates of interest hereunder based upon the Interest Rate automatically and immediately shall be increased or decreased by an amount equal to such change in the Interest Rate.

(g) **Intent to Limit Charges to Maximum Lawful Rate.** In no event shall the interest rate or rates payable under this Agreement, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable. Borrower and Lender, in executing and delivering this Agreement, intend legally to agree upon the rate or rates of interest and manner of payment stated within it; provided, however, that, anything contained herein to the contrary notwithstanding, if said rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, as of the date of this Agreement, Borrower is and shall be liable only for the payment of such maximum amount as is allowed by law, and payment received from Borrower in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of the Obligations to the extent of such excess.

2.7 **Designated Account.** Borrower agrees to establish and maintain one or more Designated Accounts for the purpose of receiving the proceeds of the Advances requested by Borrower and made by Lender hereunder and the proceeds of the Term Loan. Unless otherwise agreed by Lender and Borrower, any Advance requested by Borrower and made by Lender hereunder shall be made to the applicable Designated Account.

2.8 **Maintenance of Loan Account; Statements of Obligations.** Lender shall maintain an account on its books in the name of Borrower (the "Loan Account") in which will be recorded the Term Loan, all Advances made by Lender to Borrower or for Borrower's account, the Letters of Credit issued or arranged by Lender for Borrower's account, and all other payment Obligations hereunder or under the other Loan Documents, including accrued interest, fees and expenses, and Lender Expenses. In accordance with Section 2.4 and Section 2.5, the Loan Account will be credited with all payments received by Lender from Borrower or for Borrower's account. All monthly statements delivered by Lender to the Borrower regarding the Loan Account, including with respect to principal, interest, fees, and including an itemization of all charges and expenses constituting Lender Expenses owing, shall be subject to subsequent adjustment by Lender within six (6) months of issuance of a statement, but shall, absent manifest error, be conclusively presumed to be correct and accurate and constitute an account stated between Borrower and Lender unless, within 60 days after receipt thereof by Borrower, Borrower shall deliver to Lender written objection thereto describing the error or errors contained in any such statements.

2.9 **Maturity Termination Dates.** Lender's obligations under this Agreement shall continue in full force and effect for a term ending on the earliest of (i) the third anniversary of the Closing Date (the "Maturity Date") or (ii) the date Borrower terminate the Revolving Credit Facility, or (iii) the date the Revolving Credit Facility terminates pursuant to any portion of Section 10 following an Event of Default (the earliest of these dates, the "Termination Date"). The foregoing notwithstanding, Lender shall have the right to terminate its obligations under this Agreement immediately and without notice upon the occurrence and during the continuation of an Event of Default. Borrower promises to pay the Obligations (including principal, interest, fees, costs, and expenses, including Lender Expenses) in full on the Termination Date (other than the Hedge Obligations, which shall be paid in accordance with the applicable Hedge Agreement).

2.10 **Effect of Maturity.** On the Termination Date, all obligations of Lender to provide additional credit hereunder shall automatically be terminated and all of the Obligations (other than Hedge Obligations which shall be terminated in accordance with the applicable Hedge Agreement) shall immediately become due and payable without notice or demand and Borrower shall immediately repay all of the Obligations in full. No termination of the obligations of Lender (other than by cash payment in full of the Obligations and termination of the obligations of Lender to provide additional credit hereunder) shall relieve or discharge any Loan Party of its duties, obligations, or covenants hereunder or under any other Loan Document; and Lender's Liens in the Collateral shall continue to secure the Obligations and shall remain in effect until all Obligations have been paid in full in cash and Lender's obligations to provide additional credit hereunder shall have been terminated. Provided that there are no suits, actions, proceedings or claims pending or threatened against any Indemnified Person under this Agreement with respect to any Indemnified Liabilities, Lender shall, at Borrower's expense, release or terminate any filings or other agreements that perfect the Security Interest, upon Lender's receipt of each of the following, in form and content satisfactory to Lender: (i) cash payment in full of all Obligations and completed performance by Borrower with respect to its other obligations under this Agreement (including Letter of Credit Collateralization with respect to all outstanding Letter of Credit Usage), (ii) evidence that any obligation of Lender to make Advances to Borrower or provide any further credit to Borrower has been terminated, (iii) a general release of all claims against Lender and its Affiliates by Borrower and each Loan Party relating to Lender's performance and obligations under the Loan Documents, and (iv) an agreement by Borrower, each Guarantor, and any new lender to Borrower to indemnify Lender and its Affiliates for any payments received by Lender or its Affiliates that are applied to the Obligations as a final payoff that may subsequently be returned or otherwise not paid for any reason. With respect to any outstanding Hedge Obligations which are not so paid in full, the Bank Product Provider may require Borrower to cash collateralize the then existing Hedge Obligations in an amount acceptable to Lender prior to releasing or terminating any filings or other agreements that perfect the Security Interest.

2.11 **Termination or Reduction by Borrower**.

(a) Borrower may terminate the Credit Facility or reduce the Maximum Revolver Amount or prepay the Term Loan at any time prior to the Maturity Date, if it (i) delivers a notice to Lender of its intentions at least 30 days prior to the proposed action, (ii) pays to Lender the applicable termination fee, reduction fee or prepayment fee set forth in Schedule 2.12, and (iii) pay the Obligations (other than the outstanding Hedge Obligations, which shall be paid in accordance with the applicable Hedge Agreement) in full or down to the reduced Maximum Revolver Amount or to the reduced amount of the Term Loan, as applicable. Any reduction in the Maximum Revolver Amount or Term Loan shall be in multiples of $100,000, with a minimum reduction of at least $500,000. Each such termination, reduction or prepayment shall be irrevocable. Once reduced, the Maximum Revolver Amount may not be increased. No prepayment fee (other than Fixed Rate Advance breakage fees, if any) shall be payable in connection with any prepayment of the Term Loan from cash derived from Borrower's operations in the ordinary course of business or from the proceeds of any capital contribution to Borrower resulting from the sale of Borrower's equity. Proceeds of Advances shall not be used by Borrower to make a prepayment of the Term Loan.

(b) The applicable termination fee, reduction fee and prepayment fee set forth in Schedule 2.12 shall be presumed to be the amount of damages sustained by Lender as a result of an early termination, reduction or prepayment, as applicable and Borrower agrees that it is reasonable under the circumstances currently existing (including, but not limited to, the borrowings that are reasonably expected by Borrower hereunder and the interest, fees and other charges that are reasonably expected to be received by Lender hereunder). The early termination fee, reduction fee and prepayment fee, as applicable, provided for in Schedule 2.12 shall be deemed included in the Obligations.

2.12 **Fees**. Borrower shall pay to Lender the fees set forth on Schedule 2.12 attached hereto.

2.13 **Letters of Credit**.

(a) Subject to the terms and conditions of this Agreement, upon the request of Borrower made in accordance with this Section 2.13, Lender agrees to issue a requested Letter of Credit. Borrower may request that Lender issue, amend or extend a Letter of Credit by delivering to Lender the applicable Letter of Credit Agreements, completed to the satisfaction of Lender, and such other certificates, documents and information as Lender may request. Each such request shall be in form and substance reasonably satisfactory to Lender and shall specify (i) the amount of such Letter of Credit, (ii) the date of issuance, amendment, or extension of such Letter of Credit, (iii) the expiration date of such Letter of Credit, (iv) the name and address of the beneficiary of the Letter of Credit, and (v) such other information (including, in the case of an amendment, or extension, identification of the Letter of Credit to be so amended or extended) as shall be necessary to prepare, issue, amend or extend such Letter of Credit. Upon receipt of any Letter of Credit Agreements, Lender shall process such Letter of Credit Agreements and the certificates, documents and information delivered to it in connection therewith in accordance with its customary procedures and shall, subject to this Section 2.13, issue the Letter of Credit requested thereby (but in no event shall Lender be required to issue any Letter of Credit earlier than 3 Business Days after its receipt of the Letter of Credit Agreements therefor and all such other certificates, documents and information relating thereto) by issuing the original of such Letter of Credit (or amendment or extension) to the beneficiary thereof or as otherwise may be agreed by Lender and Borrower. Each request for the issuance of a Letter of Credit, or the amendment or extension of any outstanding Letter of Credit, shall be made in writing by an Authorized Person and delivered to Lender via hand delivery, facsimile, or other electronic method of transmission reasonably in advance of the requested date of issuance, amendment or extension. Each Letter of Credit shall (i) be denominated in Dollars in a minimum amount of $250,000, (ii) be a standby letter of credit or commercial letter of credit issued to support

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obligations of Borrower or any of its Subsidiaries, contingent or otherwise, incurred in the ordinary course of business, (iii) expire on a date no more than 12 months after the date of issuance or last renewal of such Letter of Credit, which date shall be no later than the Maturity Date, and (iv) be subject to the Uniform Customs and/or ISP98, as set forth in the Letter of Credit Agreements or as determined by the Lender and, to the extent not inconsistent therewith, the laws of the State which governs this Agreement.

(b) Lender shall have no obligation to issue, amend or extend a Letter of Credit if after giving effect to the requested issuance, amendment or extension the Letter of Credit Usage would exceed:

(i) the Borrowing Base *less* the outstanding amount of Advances, or

(ii) $1,000,000.

(c) If Lender makes a payment under a Letter of Credit, Borrower shall pay to Lender an amount equal to the applicable Letter of Credit Disbursement on the date such Letter of Credit Disbursement is made and, in the absence of such payment, the amount of the Letter of Credit Disbursement immediately and automatically shall be deemed to be an Advance hereunder (notwithstanding any failure to satisfy any condition precedent set forth in Section 4 or this Section). If a Letter of Credit Disbursement is deemed to be an Advance hereunder, Borrower's obligation to pay the amount of such Letter of Credit Disbursement to Lender shall be automatically converted into an obligation to pay the resulting Advance.

(d) Borrower's obligations under this Section 2.13 (including Borrower's reimbursement obligation) shall be absolute and unconditional under any and all circumstances and irrespective of any set off, counterclaim or defense to payment which Borrower may have or have had against Lender or any beneficiary of a Letter of Credit or any other Person. Borrower also agrees that Lender shall not be responsible for, and the Borrower's reimbursement obligation hereunder shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among Borrower and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of Borrower against any beneficiary of such Letter of Credit or any such transferee. Lender shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, except for errors or omissions caused by Lender's gross negligence or willful misconduct, as determined by a court of competent jurisdiction by final non-appealable judgment. Borrower agree that any action taken or omitted by Lender under or in connection with any Letter of Credit or the related drafts or documents, if done in the absence of gross negligence or willful misconduct shall be binding on Borrower and shall not result in any liability of Lender to Borrower. The responsibility of Lender to Borrower in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are in conformity with such Letter of Credit.

(e) Borrower hereby agrees to indemnify, save, defend, and hold Lender harmless from any damage, loss, cost, expense, or liability, and reasonable attorneys' fees incurred by Lender arising out of or in connection with any Letter of Credit; provided, however, that Borrower shall not be obligated hereunder to indemnify for any damage, loss, cost, expense, or liability that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of Lender. Borrower understands and agrees that Lender shall not be liable for any error, negligence, or mistake, whether of omission or commission, in following Borrower's instructions or those contained in the Letter of Credit or any modifications, amendments, or supplements thereto. Borrower hereby acknowledges and agrees that Lender shall not be responsible for delays, errors, or omissions resulting from the malfunction of equipment in connection with any Letter of Credit.

(f) If by reason of (i) any change after the date hereof in any applicable law, treaty, rule, or regulation or any change in the interpretation or application thereof by any Governmental Authority, or (ii) compliance by Lender with any direction, request, or requirement (irrespective of whether having the force of law) of any Governmental Authority or monetary authority including, Regulation D of the Federal Reserve Board as from time to time in effect (and any successor thereto):

(i) any reserve, deposit, or similar requirement is or shall be imposed or modified in respect of any Letter of Credit issued or caused to be issued hereunder or hereby, or

(ii) there shall be imposed on Lender any other condition regarding any Letter of Credit,

and the result of the foregoing is to increase, directly or indirectly, the cost to the Lender of issuing, making, guaranteeing, or maintaining any Letter of Credit or to reduce the amount receivable in respect thereof, then, and in any such case, Lender may, at any time within a reasonable period after the additional cost is incurred or the amount received is reduced, notify Borrower, and Borrower shall pay within 30 days after demand therefor, such amounts as Lender may specify to be necessary to compensate the

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Lender for such additional cost or reduced receipt, together with interest on such amount from the date of such demand until payment in full thereof at the rate then applicable to Advances hereunder; provided, however, that Borrower shall not be required to provide any compensation pursuant to this Section 2.13(f) for any such amounts incurred more than 180 days prior to the date on which the demand for payment of such amounts is first made to Borrower; provided further, however, that if an event or circumstance giving rise to such amounts is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof. The determination by Lender of any amount due pursuant to this Section 2.13(f), as set forth in a certificate setting forth the calculation thereof in reasonable detail, shall, in the absence of manifest or demonstrable error, be final and conclusive and binding on all of the parties hereto.

(g)   To the extent that any provision of any Letter of Credit Agreement related to any Letter of Credit is inconsistent with the provisions of this Section 2.13, the provisions of this Section 2.13 shall apply.

2.14   **Illegality; Impracticability; Increased Costs.** In the event that (i) any change in market conditions or any law, regulation, treaty, or directive, or any change therein or in the interpretation or application thereof makes it unlawful or impractical for Lender to fund or maintain extensions of credit with interest based upon Daily Three Month LIBOR or to continue such funding or maintaining, or to determine or charge interest rates based upon Daily Three Month LIBOR, (ii) Lender determines that by reasons affecting the London interbank Eurodollar market, adequate and reasonable means do not exist for ascertaining Daily Three Month LIBOR, or (iii) Lender determines that the interest rate based on the Daily Three Month LIBOR will not adequately and fairly reflect the cost to Lender of maintaining or funding Advances or the Term Loan at the interest rate based upon Daily Three Month LIBOR, Lender shall give notice of such changed circumstances to Borrower and (i) interest on the principal amount of such extensions of credit thereafter shall accrue interest at a rate equal to the Prime Rate plus the Interest Rate Margin, and (ii) Borrower shall not be entitled to elect Daily Three Month LIBOR until Lender determines that it would no longer be unlawful or impractical to do so or that such increased costs would no longer be applicable.

2.15   **Capital Requirements.** If, after the date hereof, Lender determines that (i) the adoption of or change in any law, rule, regulation or guideline regarding capital or reserve requirements for banks or bank holding companies, or any change in the interpretation, implementation, or application thereof by any Governmental Authority charged with the administration thereof, including those changes resulting from the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III, regardless of the date enacted, adopted or issued, or (ii) compliance by Lender or its parent bank holding company with any guideline, request or directive of any such entity regarding capital adequacy (whether or not having the force of law), has the effect of reducing the return on Lender's or such holding company's capital as a consequence of Lender's loan commitments hereunder to a level below that which such Lender or such holding company could have achieved but for such adoption, change, or compliance (taking into consideration such Lender's or such holding company's then existing policies with respect to capital adequacy and assuming the full utilization of such entity's capital) by any amount deemed by Lender to be material, then Lender may notify Borrower thereof. Following receipt of such notice, Borrower agrees to pay Lender on demand the amount of such reduction of return of capital as and when such reduction is determined, payable within 30 days after presentation by Lender of a statement in the amount and setting forth in reasonable detail Lender's calculation thereof and the assumptions upon which such calculation was based (which statement shall be deemed true and correct absent manifest error). In determining such amount, Lender may use any reasonable averaging and attribution methods. Failure or delay on the part of Lender to demand compensation pursuant to this Section shall not constitute a waiver of Lender's right to demand such compensation; provided that Borrower shall not be required to compensate Lender pursuant to this Section for any reductions in return incurred more than 180 days prior to the date that Lender notifies Borrower of such law, rule, regulation or guideline giving rise to such reductions and of Lender's intention to claim compensation therefor; provided further that if such claim arises by reason of the adoption of or change in any law, rule, regulation or guideline that is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

2.16   **Extent of Borrower's Liability**.

(a)   Joint and Several Liability. Borrower agrees that it is jointly and severally liable for, and absolutely and unconditionally guarantees to Lender the prompt payment and performance of, all Obligations under this Agreement and all agreements under the Loan Documents. Borrower agrees that its guaranty obligations hereunder constitute a continuing guaranty of payment and not of collection, that such obligations shall not be discharged until cash payment in full of the Obligations, and that such obligations are absolute and unconditional, irrespective of (a) the genuineness, validity, regularity, enforceability, subordination or any future modification of, or change in, any Obligations or Loan Document, or any other document, instrument or agreement to which Borrower is or may become a party or be bound; (b) the absence of any action to enforce this Agreement (including this Section) or any other Loan Document, or any waiver, consent or indulgence of any kind by Lender with respect thereto; (c) the existence, value or condition of, or failure to perfect any of Lender's Liens or to preserve rights against, any security or guaranty for the Obligations or any action, or the absence of any action, by Lender in respect thereof (including the release of any security or guaranty); (d) the insolvency of Borrower; (e) any election by Lender in an Insolvency Proceeding for the application of Section 1111(b)(2) of the Bankruptcy Code; (f) the disallowance of any claims of Lender against Borrower for the repayment of any Obligations under Section 502 of the Bankruptcy Code or otherwise; or (g)

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any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, except cash payment in full of all Obligations.

3. SECURITY INTEREST.

3.1 **Grant of Security Interest.** Borrower hereby unconditionally grants, assigns, and pledges to Lender for the benefit of Lender and each Bank Product Provider, to secure payment and performance of the Obligations, a continuing security interest (hereinafter referred to as the "Security Interest") in all of Borrower's right, title, and interest in and to the Collateral, as security for the payment and performance of all Obligations. Following request by Lender, Borrower shall grant Lender a Lien and security interest in all Commercial Tort Claims that Borrower may have against any Person. The Security Interest created hereby secures the payment and performance of the Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts which constitute part of the Obligations and would be owed by Borrower to Lender or any other Bank Product Provider, but for the fact that they are unenforceable or not allowable (in whole or in part) as a claim in an Insolvency Proceeding involving Borrower due to the existence of such Insolvency Proceeding.

3.2 **Borrower Remains Liable.** Anything herein to the contrary notwithstanding, (a) Borrower shall remain liable under the contracts and agreements included in the Collateral to perform all of the duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by Lender of any of the rights hereunder shall not release Borrower or any other Loan Party from any of its duties or obligations under such contracts and agreements included in the Collateral, and (c) Lender shall not have any obligation or liability under such contracts and agreements included in the Collateral by reason of this Agreement, nor shall Lender be obligated to perform any of the obligations or duties of Borrower or any other Loan Party thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

3.3 **Assignment of Insurance.** As additional security for the Obligations, Borrower hereby assigns to Lender for the benefit of Lender and each Bank Product Provider all rights of Borrower under every policy of insurance covering the Collateral and all other assets and property of Borrower (including, without limitation business interruption insurance and proceeds thereof) and all business records and other documents relating to it, and all monies (including proceeds and refunds) that may be payable under any policy, and Borrower hereby directs the issuer of each policy to pay all such monies directly and solely to Lender. At any time, whether or not a Default or Event of Default shall have occurred, Lender may (but need not), in Lender's or Borrower's name, execute and deliver proofs of claim, receive payment of proceeds and endorse checks and other instruments representing payment of the policy of insurance, and adjust, litigate, compromise or release claims against the issuer of any policy. Any monies received under any insurance policy assigned to Lender, other than liability insurance policies, or received as payment of any award or compensation for condemnation or taking by eminent domain, shall be paid to Lender and, as determined by Lender in its sole discretion, either be applied to prepayment of the Obligations or disbursed to Borrower under payment terms reasonably satisfactory to Lender for application to the cost of repairs, replacements, or restorations of the affected Collateral which shall be effected with reasonable promptness and shall be of a value at least equal to the value of the items or property destroyed.

3.4 **Financing Statements.** Borrower authorizes Lender to file financing statements describing the Collateral to perfect Lender's and each Bank Product Provider's Security Interest in the Collateral, and Lender may describe the Collateral as "all personal property" or "all assets" or describe specific items of Collateral including without limitation any Commercial Tort Claims. All financing statements filed before the date of this Agreement to perfect the Security Interest were authorized by Borrower and are hereby ratified.

4. CONDITIONS.

4.1 **Conditions Precedent to the Initial Extension of Credit.** The obligation of Lender to make the initial extension of credit provided for hereunder is subject to the fulfillment, to the satisfaction of Lender, of each of the conditions precedent set forth on Exhibit B.

4.2 **Conditions Precedent to all Extensions of Credit.** The obligation of Lender to make any Advances hereunder (or to extend any other credit hereunder) at any time shall be subject to the following conditions precedent:

(a) the representations and warranties of each Borrower and each other Loan Party or its Subsidiaries contained in this Agreement or in the other Loan Documents shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date of such extension of credit, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall continue to be true and correct as of such earlier date); and

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(b)   no Default or Event of Default shall have occurred and be continuing on the date of such extension of credit, nor shall either result from the making thereof.

Any request for an extension of credit shall be deemed to be a representation by Borrower and each other Loan Party that the statements set forth in this Section 4.2 are correct as of the time of such request and (ii) if such extension of credit is a request for an Advance or a Letter of Credit, sufficient Availability exists for such Advance or Letter of Credit pursuant to Section 2.1(a) and Section 2.13.

4.3   **Conditions Subsequent.** The obligation of Lender to continue to make Advances (or otherwise extend credit hereunder) is subject to the fulfillment, on or before the date applicable thereto, of the conditions subsequent set forth on Exhibit C. The failure by Borrower or any other Loan Party to so perform or cause to be performed such conditions subsequent, as and when required by the terms thereof, shall constitute an Event of Default.

5.   **REPRESENTATIONS AND WARRANTIES.**

In order to induce Lender to enter into this Agreement, Borrower and each other Loan Party makes the representations and warranties to Lender set forth on Exhibit D. Each of such representations and warranties shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the Closing Date, and shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the date of the making of each Advance or other extension of credit made thereafter, as though made on and as of the date of such Advance or other extension of credit (except to the extent that such representations and warranties relate solely to an earlier date in which case such representations and warranties shall continue to be true and correct as of such earlier date) and such representations and warranties shall survive the execution and delivery of this Agreement.

6.   **AFFIRMATIVE COVENANTS.**

Borrower and each other Loan Party covenants and agrees that, until termination of this Agreement and payment in full of the Obligations, Borrower and each other Loan Party shall comply with each of the following:

6.1   **Financial Statements, Reports, Certificates.** Deliver to Lender copies of each of the financial statements, reports, and other items set forth on Schedule 6.1 no later than the times specified therein. In addition, Borrower agrees that no Subsidiary of Borrower will have a fiscal year different from that of Borrower. Borrower agrees to maintain a system of accounting that enables Borrower to produce financial statements in accordance with GAAP. Each Loan Party shall also (a) keep a reporting system that shows all additions, sales, claims, returns, and allowances with respect to its and its Subsidiaries' sales, and (b) maintain its billing systems/practices substantially as in effect as of the Closing Date and shall only make material modifications following prior notice to Lender.

6.2   **Collateral Reporting.** Provide Lender with each of the reports set forth on Schedule 6.2 at the times specified therein. In addition, Borrower agrees to use commercially reasonable efforts in cooperation with Lender to facilitate and implement a system of electronic collateral reporting in order to provide electronic reporting of each of the items set forth on such Schedule.

6.3   **Existence.** Except as otherwise permitted under Section 7.3 or Section 7.4, at all times maintain and preserve in full force and effect (a) its existence (including being in good standing in its jurisdiction of organization) and (b) all rights and franchises, licenses and permits material to its business; provided, however, that no Loan Party or any of its Subsidiaries shall be required to preserve any such right or franchise, licenses or permits if such Person's board of directors (or similar governing body) shall determine that the preservation thereof is no longer desirable in the conduct of the business of such Person, and that the loss thereof is not disadvantageous in any material respect to such Person or to the Lender; provided that Borrower delivers at least ten (10) days prior written notice to Lender of such Loan Party's election not to preserve any such right or franchise, license or permit.

6.4   **Maintenance of Properties.** Maintain and preserve all of its assets that are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear, tear and casualty excepted and Permitted Dispositions excepted (and except where the failure to so maintain and preserve such assets could not reasonably be expected to result in a Material Adverse Change), and comply with the material provisions of all material leases to which it is a party as lessee, so as to prevent the loss or forfeiture thereof, unless such provisions are the subject of a Permitted Protest.

6.5   **Taxes**.

(a)   Cause all assessments and taxes imposed, levied, or assessed against any Loan Party or its Subsidiaries, or any of their respective assets or in respect of any of its income, businesses, or franchises to be paid in full, before delinquency or before the expiration of any extension period, except to the extent that the validity of such assessment or tax shall be the subject of a Permitted Protest and so long as, in the case of an assessment or tax that has or may become a Lien against any of the Collateral, (i) such contest proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such assessment or tax, and (ii) any such other Lien is at all times subordinate to Lender's Liens.

(b)   Each Loan Party will and will cause each of its Subsidiaries to make timely payment or deposit of all tax payments and withholding taxes required of it and them by applicable laws, including those laws concerning F.I.C.A., F.U.T.A., state disability, and local, state, and federal income taxes, and will, upon request, furnish Lender with proof reasonably satisfactory to Lender indicating that such Loan Party and its Subsidiaries have made such payments or deposits.

6.6   **Insurance.** At GFN Mfg.'s and Borrower's expense, maintain insurance respecting GFN Mfg.'s and Borrower's and its Subsidiaries' assets wherever located, covering loss or damage by fire, theft, explosion, and all other hazards and risks as ordinarily are insured against by other Persons engaged in the same or similar businesses. GFN Mfg., Borrower and their Subsidiaries also shall maintain (with respect to GFN Mfg., Borrower and their Subsidiaries) business interruption, general liability, flood insurance, for Collateral located in a flood plain, product liability insurance, director's and officer's liability insurance, foreign accounts receivable (required only to the extent Borrower shall have Accounts receivable from Account Debtors located outside the United States and Canada), and employment practices liability insurance, as well as insurance against larceny, embezzlement, and criminal misappropriation. All such policies of insurance shall be with responsible and reputable insurance companies acceptable to Lender and in such amounts as are carried generally in accordance with sound business practice by companies in similar businesses similarly situated and located and in any event as to the Borrower, GFN Mfg. and their respective Subsidiaries in amount, adequacy and scope reasonably satisfactory to Lender. All property insurance policies covering the Collateral are to be made payable to Lender for the benefit of Lender, as its interests may appear, in case of loss, pursuant to a lender loss payable endorsement acceptable to Lender and are to contain such other provisions as Lender may reasonably require to fully protect the Lender's interest in the Collateral and to any payments to be made under such policies. All certificates of property and general liability insurance maintained by GFN Mfg. or its Subsidiaries (including the Borrower) are to be delivered to Lender, with the lender loss payable (but only in respect of Collateral) and additional insured endorsements (with respect to general liability coverage) in favor of Lender and shall provide for not less than 30 days (10 days in the case of non-payment) prior written notice to Lender of the exercise of any right of cancellation. If GFN Mfg., Borrower or their Subsidiaries fail to maintain such insurance, Lender may arrange for such insurance, but at GFN Mfg.'s, Borrower's or their Subsidiaries' expense and without any responsibility on Lender's part for obtaining the insurance, the solvency of the insurance companies, the adequacy of the coverage, or the collection of claims. The Loan Parties shall give Lender prompt notice of any loss exceeding $25,000 ($500,000 in the case of GFN) covered by their casualty or business interruption insurance. Upon the occurrence of an Event of Default, Lender shall have the sole right to file claims under any property and general liability insurance policies in respect of the Collateral, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

6.7   **Inspection.** Permit Lender and each of Lender's duly authorized representatives to visit any of its properties and inspect any of its assets or books and records, to conduct appraisals and valuations, to examine and make copies of its books and records, and to discuss its affairs, finances, and accounts with, and to be advised as to the same by, its officers and employees at such reasonable times and intervals as Lender may designate and, so long as no Default or Event of Default exists, with reasonable prior notice to Borrower; provided that so long as no Default or Event of Default shall have occurred and be continuing, Borrower shall have no obligation to reimburse Lender for the collateral exam reimbursement expenses set forth on Schedule 2.12 incurred in connection with more than (i) four (4) Collateral examinations or inspections during each fiscal year of Borrower (which reimbursable expenses may be capped from time to time following the first anniversary of the Closing Date at such level as Lender may approve in its sole discretion), and (ii) such appraisal(s) of Borrower's Inventory, Equipment and Real Property Collateral during each fiscal year of Borrower as may be required by Lender from time to time in its sole discretion.

6.8   **Account Verification.** Permit Lender, in Lender's name or in the name of a nominee of Lender, to verify the validity, amount or any other matter relating to any Account, by mail, telephone, facsimile transmission or otherwise. Further, at the request of Lender, Borrower shall send requests for verification of Accounts or send notices of assignment of Accounts to Account Debtors and other obligors.

6.9   **Compliance with Laws.** Comply with the requirements of all applicable laws, rules, regulations, and orders of any Governmental Authority, other than laws, rules, regulations, and orders the non-compliance with which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change.

6.10   **Environmental**.

(a) Keep any property either owned or operated by Borrower or any other Loan Party or its Subsidiaries free of any Environmental Liens or post bonds or other financial assurances satisfactory to Lender and in an amount sufficient to satisfy the obligations or liability evidenced by such Environmental Liens;

(b) Comply, in all material respects, with Environmental Laws and provide to Lender documentation of such compliance which Lender reasonably requests;

(c) Promptly notify Lender of any release of which Borrower or any other Loan Party has knowledge of a Hazardous Material in any reportable quantity from or onto property owned or operated by a Loan Party or its Subsidiaries and take any Remedial Actions required to abate said release or otherwise to come into compliance, in all material respects, with applicable Environmental Law; and

(d) Promptly, but in any event within 5 Business Days of its receipt thereof, provide Lender with written notice of any of the following: (i) notice that an Environmental Lien has been filed against any of the real or personal property of any Loan Party or its Subsidiaries, (ii) commencement of any Environmental Action or written notice that an Environmental Action will be filed against any Loan Party or its Subsidiaries, and (iii) written notice of a violation, citation, or other administrative order from a Governmental Authority.

6.11 **Disclosure Updates**.

(a) Promptly and in no event later than 5 Business Days after obtaining knowledge thereof or after the occurrence thereof, whichever is earlier, notify Lender:

(i) if any written information, exhibit, or report furnished to Lender contained, at the time it was furnished, any untrue statement of a material fact or omitted to state any material fact necessary to make the statements contained therein not misleading in light of the circumstances in which made. Any notification pursuant to the foregoing provision will not cure or remedy the effect of the prior untrue statement of a material fact or omission of any material fact nor shall any such notification have the effect of amending or modifying this Agreement or any of the Schedules hereto;

(ii) of all actions, suits, or proceedings brought by or against any Loan Party or any of its Subsidiaries before any court or Governmental Authority which reasonably could be expected to result in a Material Adverse Change, provided that, in any event, such notification shall not be later than 5 days after service of process with respect thereto on any Loan Party;

(iii) of (i) any disputes or claims by Borrower's customers exceeding $5,000 individually or $10,000 in the aggregate during any fiscal year; or (ii) Goods returned to or recovered by Borrower outside of the ordinary course of business;

(iv) of any material loss or damage to any Collateral or any substantial adverse change in the Collateral; or

(v) of a violation of any law, rule or regulation, the non-compliance with which reasonably could be expected to result in a Material Adverse Change.

(b) Immediately upon obtaining knowledge thereof or after the occurrence thereof, notify Lender of any event or condition which constitutes a Default or an Event of Default and provide a statement of the action that Borrower proposes to take with respect to such Default or Event of Default.

Upon request of Lender, each Loan Party shall deliver to Lender any other materials, reports, records or information reasonably requested relating to the operations, business affairs, financial condition of any Loan Party or its Subsidiaries or the Collateral.

6.12 **Collateral Covenants**.

(a) **Possession of Collateral**. In the event that any Collateral, including Proceeds, is evidenced by or consists of Negotiable Collateral, Investment Related Property, or Chattel Paper, in each case, having an aggregate value or face amount of $25,000 or more for all such Negotiable Collateral, Investment Related Property, or Chattel Paper, Borrower shall promptly (and in any event within 2 Business Days after receipt thereof), notify Lender thereof, and if and to the extent that perfection or priority of Lender's Security Interest is dependent on or enhanced by possession, Borrower, promptly (and in any event within 2 Business Days) after request by Lender, shall execute such other documents and instruments as shall be requested by Lender or, if applicable, endorse and deliver physical possession of such Negotiable Collateral, Investment Related Property,

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or Chattel Paper to Lender, together with such undated powers (or other relevant document of assignment or transfer acceptable to Lender) endorsed in blank as shall be requested by Lender, and shall do such other acts or things deemed necessary or desirable by Lender to enhance, perfect and protect Lender's Security Interest therein.

(b) **Chattel Paper**.

(i) Promptly (and in any event within 2 Business Days) after request by Lender, Borrower shall take all steps reasonably necessary to grant Lender control of all electronic Chattel Paper of Borrower in accordance with the Code and all "transferable records" as that term is defined in Section 16 of the Uniform Electronic Transaction Act and Section 201 of the federal Electronic Signatures in Global and National Commerce Act as in effect in any relevant jurisdiction, to the extent that the individual or aggregate value or face amount of such electronic Chattel Paper equals or exceeds $25,000;

(ii) If Borrower retains possession of any Chattel Paper or instruments (which retention of possession shall be subject to the extent permitted hereby), promptly upon the request of Lender, such Chattel Paper and instruments shall be marked with the following legend: "This writing and the obligations evidenced or secured hereby are subject to the Security Interest of Wells Fargo Bank, National Association, as Lender".

(c) **Control Agreements; Restricted Account**.

(i) Except to the extent otherwise provided by Section 7.11, Borrower shall obtain a Control Agreement, from each bank (other than Lender) maintaining a Deposit Account for Borrower;

(ii) Except to the extent otherwise provided by Section 7.11, Borrower shall obtain a Control Agreement, from each issuer of uncertificated securities, securities intermediary, or commodities intermediary issuing or holding any financial assets or commodities to or for Borrower; and

(iii) Except to the extent otherwise provided by Section 7.11, Borrower shall cause Lender to obtain "control", as such term is defined in the Code, with respect to all of Borrower's investment property.

(iv) Borrower shall establish and maintain the Restricted Account on terms acceptable to Lender with a cash deposit of $1,000,000, which Restricted Account shall be subject to the sole dominion of Lender and shall serve as cash collateral to secure the payment of the Obligations and the performance of all obligations under this Agreement and the other Loan Documents. Borrower shall maintain such amount in the Restricted Account for a period of at least six months from the Closing Date. From and after six months from the Closing Date, the Borrower may obtain a release of amounts maintained in the Restricted Account at any time subject to the following conditions, as applicable: (A) if the release date is prior to the first anniversary of the Closing Date, the following conditions shall apply: (1) no Default or Event of Default shall have occurred and be continuing; (2) Borrower shall have had Excess Availability (excluding for purposes of this provision any amount maintained in the Restricted Account) of at least $800,000 for each of the immediately preceding thirty days and immediately after release of such amounts from the Restricted Account; and (3) Lender shall have approved Borrower's upgraded accounting and financial systems in its sole discretion as contemplated by Section 6.1 and Exhibit C; and (B) if the release date is on or after the first anniversary of the Closing Date amounts may be released from the Restricted Account at any time that there shall be no Default or Event of Default continuing.

(d) **Letter-of-Credit Rights**. If Borrower is or becomes the beneficiary of letters of credit having a face amount or value of $25,000 or more in the aggregate, then Borrower shall promptly (and in any event within 2 Business Days after becoming a beneficiary), notify Lender thereof and, promptly (and in any event within 2 Business Days) after request by Lender, enter into a tri-party agreement with Lender and the issuer or confirming bank with respect to letter-of-credit rights assigning such letter-of-credit rights to Lender and directing all payments thereunder to Lender's Account, all in form and substance satisfactory to Lender.

(e) **Commercial Tort Claims**. If Borrower obtains Commercial Tort Claims having a value, or involving an asserted claim, in the amount of $25,000 or more in the aggregate for all Commercial Tort Claims, then Borrower shall promptly (and in any event within 2 Business Days of obtaining such Commercial Tort Claim), notify Lender upon incurring or otherwise obtaining such Commercial Tort Claims and, promptly (and in any event within 2 Business Days) after request by Lender, amend Schedule 5.6(d) to the Information Certificate to describe such Commercial Tort Claims in a manner that reasonably identifies such Commercial Tort Claims and which is otherwise reasonably satisfactory to Lender, and hereby authorizes the filing of additional financing statements or amendments to existing financing statements describing such Commercial Tort Claims, and agrees to do such other acts or things deemed necessary or desirable by Lender to give Lender a first priority, perfected security interest in any such Commercial Tort Claim, which Commercial Tort Claim shall not be subject to any other Liens.

(f)   **Government Contracts**. Other than Accounts and Chattel Paper the aggregate value of which does not at any one time exceed $250,000, if any Account or Chattel Paper of Borrower arises out of a contract or contracts with the United States of America or any State or any department, agency, or instrumentality thereof, Borrower shall promptly (and in any event within 2 Business Days of the creation thereof) notify Lender thereof and, promptly (and in any event within 2 Business Days) after request by Lender, execute any instruments or take any steps reasonably required by Lender in order that all moneys due or to become due under such contract or contracts shall be assigned to Lender, for the benefit of Lender, and shall provide written notice thereof under the Assignment of Claims Act or other applicable law.

(g)   **Intellectual Property**.

(i)   Upon the request of Lender, in order to facilitate filings with the PTO and the United States Copyright Office, Borrower shall execute and deliver to Lender one or more Copyright Security Agreements or Patent and Trademark Security Agreements to further evidence Lender's Lien on Borrower's Patents, Trademarks, or Copyrights, and the General Intangibles of Borrower relating thereto or represented thereby;

(ii)   Borrower shall have the duty, with respect to Intellectual Property that is necessary in the conduct of Borrower's business, to protect and diligently enforce and defend at Borrower's expense its Intellectual Property, including (A) to diligently enforce and defend, including promptly suing for infringement, misappropriation, or dilution and to recover any and all damages for such infringement, misappropriation, or dilution, and filing for opposition, interference, and cancellation against conflicting Intellectual Property rights of any Person, (B) to prosecute diligently any trademark application or service mark application that is part of the Trademarks pending as of the date hereof or hereafter until the termination of this Agreement, (C) to prosecute diligently any patent application that is part of the Patents pending as of the date hereof or hereafter until the termination of this Agreement, (D) to take all reasonable and necessary action to preserve and maintain all of Borrower's Trademarks, Patents, Copyrights, Intellectual Property Licenses, and its rights therein, including paying all maintenance fees and filing of applications for renewal, affidavits of use, and affidavits of noncontestability, and (E) to require all employees, consultants, and contractors of Borrower who were involved in the creation or development of such Intellectual Property to sign agreements containing assignment to Borrower of Intellectual Property rights created or developed and obligations of confidentiality. Borrower shall not abandon any Intellectual Property or Intellectual Property License that is necessary in the conduct of Borrower's business. Borrower shall take the steps described in this Section 6.12(g)(ii) with respect to all new or acquired Intellectual Property to which it or any of its Subsidiaries is now or later becomes entitled that is necessary in the conduct of Borrower's business;

(iii)   Each Loan Party acknowledges and agrees that Lender shall have no duties with respect to any Intellectual Property or Intellectual Property Licenses of any Loan Party. Without limiting the generality of this Section 6.12(g)(iii), each Loan Party acknowledges and agrees that Lender shall not be under any obligation to take any steps necessary to preserve rights in the Collateral consisting of Intellectual Property or Intellectual Property Licenses against any other Person, but Lender may do so at its option from and after the occurrence and during the continuance of an Event of Default, and all expenses incurred in connection therewith (including reasonable fees and expenses of attorneys and other professionals) shall be for the sole account of Borrower and shall be chargeable to the Loan Account;

(iv)   Borrower shall promptly file an application with the United States Copyright Office for any Copyright that has not been registered with the United States Copyright Office if such Copyright is necessary in connection with the conduct of Borrower's business. Any expenses incurred in connection with the foregoing shall be borne by Borrower; and

(v)   Borrower shall not enter into any Intellectual Property License to receive any license or rights in any Intellectual Property of any other Person unless Borrower has used commercially reasonable efforts to permit the assignment of or grant of a security interest in such Intellectual Property License (and all rights of Borrower thereunder) to Lender (and any transferees of Lender).

(h)   **Investment Related Property**.

(i)   Upon the occurrence and during the continuance of an Event of Default, following the request of Lender, all sums of money and property paid or distributed in respect of the Investment Related Property that are received by Borrower shall be held by Borrower in trust for the benefit of Lender segregated from Borrower's other property, and Borrower shall deliver it promptly to Lender in the exact form received; and

(ii)   Borrower shall cooperate with Lender in obtaining all necessary approvals and making all necessary filings under federal, state, local, or foreign law to effect the perfection of the Security Interest on the Investment Related Property or to effect any sale or transfer thereof.

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(i)   **Real Property; Fixtures**. Upon the acquisition by Borrower of any fee interest in Real Property (other than a Permitted Real Property Acquisition), Borrower will promptly (and in any event within 2 Business Days of acquisition) notify Lender of the acquisition of such Real Property and will grant to Lender a first priority Mortgage on each fee interest in Real Property now or hereafter owned by Borrower, which Real Property shall not be subject to any other Liens except Permitted Liens, and shall deliver such other documentation and opinions, in form and substance satisfactory to Lender, in connection with the grant of such Mortgage as Lender shall request in its Permitted Discretion, including appraisals, title insurance policies and endorsements, surveys, financing statements, fixture filings, flood insurance, flood insurance certifications and environmental audits and Borrower shall pay all recording costs, intangible taxes and other fees and costs (including reasonable attorneys fees and expenses) incurred in connection therewith. All such appraisals, title insurance policies and endorsements, environmental audits and surveys shall be prepared or issued by parties reasonably acceptable to Lender. To the extent permitted by applicable law, all of the Collateral shall remain personal property regardless of the manner of its attachment or affixation to real property.

(j)   **Controlled Accounts**.

(i)   Within 30 days following the Closing Date (the "Cash Management Transition Period"), Borrower shall (A) establish and maintain at Lender all Cash Management Services, including all deposit accounts and lockbox services. Such Cash Management Services maintained by Borrower shall be of a type and on terms reasonably satisfactory to Lender;

(ii)   Until such time as Borrower has established all of its Cash Management Services with Lender, during the Cash Management Transition Period Borrower shall (A) maintain Cash Management Services of a type and on terms reasonably satisfactory to Lender at one or more of the banks set forth on Schedule 6.12(j) to the Information Certificate (each a "Controlled Account Bank"), and shall take reasonable steps to ensure that all of its and its Subsidiaries' Account Debtors forward payment of the amounts owed by them directly to such Controlled Account Bank, and (B) deposit or cause to be deposited promptly, and in any event no later than the first Business Day after the date of receipt thereof, all of their Collections (including those sent directly by their Account Debtors to Borrower) into a bank account of Borrower (each, a "Controlled Account") at one of the Controlled Account Banks; and

(iii)   During the Cash Management Transition Period, Borrower shall maintain Control Agreements with the applicable Controlled Account Bank, in form and substance reasonably acceptable to Lender. Each such Control Agreement shall provide, among other things, that (A) the Controlled Account Bank will comply with any instructions originated by Lender directing the disposition of the collected funds in such Controlled Account without further consent by Borrower, (B) the Controlled Account Bank waives, subordinates, or agrees not to exercise any rights of setoff or recoupment or any other claim against the applicable Controlled Account other than for payment of its service fees and other charges directly related to the administration of such Controlled Account and for returned checks or other items of payment, and (C) the Controlled Account Bank will forward, by daily standing wire transfer, all amounts in the applicable Controlled Account to the Lender's Account;

(iv)   Notwithstanding the foregoing provisions of this Section 6.12(j), no Control Agreement with Vintage Bank shall be required during the Cash Management Transition Period; provided, however, Borrower shall take such steps as Lender may require to transfer amounts from Vintage Bank to Lender as quickly as possible, including implementation of a daily sweep of amounts on deposit therein (net of any amounts required to be maintained in such account to cover outstanding checks and similar items).

(k)   **Titled Vehicles**. On the Closing Date, Borrower shall deliver to Lender an original certificate of title for each motor vehicle owned by Borrower as of the Closing Date, together with such additional materials as may be requested by Lender in order to establish Lender as holder of a first Lien in respect of such Equipment. From and after the Closing Date, promptly (and in any event within five (5) Business Days) after (i) the value of all titled vehicles acquired by Loan Parties after the Closing Date shall exceed $25,000 in the aggregate or (ii) the occurrence of a Default or an Event of Default, Borrower shall deliver to Lender, an original certificate of title for each such motor vehicle together with a signed motor vehicle title application naming Lender as first lien holder with respect to such motor vehicle and will cause such title certificates to be filed (with the Lender's Lien noted thereon) in the appropriate state motor vehicle filing office. Upon the occurrence of an Event of Default hereunder, to the extent Borrower shall be required to register and provide titles to its Inventory upon sale, Borrower will, upon request of Lender, deliver such temporary certificates of title, manufacturer's statements of origin, powers of attorney and similar documents (each in blank for completion by Lender or its agent) as may be necessary for Lender or its agents to complete sales of finished goods.

6.13   **Material Contracts.** Contemporaneously with the delivery of each Compliance Certificate pursuant to Section 6.1, Borrower and GFN Mfg. shall provide Lender with copies of (a) each Material Contract entered into since the delivery of the previous Compliance Certificate, (b) each material amendment or modification of any Material Contract entered into since the delivery of the previous Compliance Certificate, and (c) at the request of Lender, "no-offset" letters in form and substance reasonably acceptable to Lender from each of the parties to any Material Contracts with Borrower's customers.

Borrower shall maintain all Material Contracts in full force and effect and shall not default in the payment or performance of its obligations thereunder.

6.14 **Location of Inventory and Equipment.** Keep Borrower's and its Subsidiaries' Inventory (including Eligible Consigned Inventory) and Equipment (other than vehicles and Equipment out for repair) only at the locations identified on Schedule 5.29 to the Information Certificate and keep their chief executive offices only at the locations identified on Schedule 5.6(b) to the Information Certificate; provided, however, that Borrower may amend Schedule 5.29 to the Information Certificate (i) so long as such amendment occurs by written notice to Lender not less than 10 days prior to the date on which such Inventory or Equipment is moved to such new location, (ii) so long as Consigned Inventory is kept in no more than 4 locations at any given time, and (iii) so long as, at the time of such written notification, the applicable Loan Party provides Lender a Collateral Access Agreement with respect thereto if such location is not owned by such Loan Party.

6.15 **Further Assurances**.

(a) At any time upon the reasonable request of Lender, execute or deliver to Lender any and all financing statements, fixture filings, security agreements, pledges, assignments, endorsements of certificates of title, mortgages, deeds of trust, opinions of counsel, and all other documents (the "Additional Documents") that Lender may reasonably request and in form and substance reasonably satisfactory to Lender, to create, perfect, and continue perfection or to better perfect Lender's Liens in all of the assets of Borrower (whether now owned or hereafter arising or acquired, tangible or intangible, real or personal), to create and perfect Liens in favor of Lender in any Real Property acquired by Borrower after the Closing Date with a fair market value in excess of $25,000, and in order to fully consummate all of the transactions contemplated hereby and under the other Loan Documents; provided that the foregoing shall not apply to any Loan Party that is a CFC if providing such documents would result in adverse tax consequences or the costs to the Loan Parties of providing such documents are unreasonably excessive (as determined by Lender in consultation with such Loan Party) in relation to the benefits to Lender afforded thereby. To the maximum extent permitted by applicable law, if Borrower refuses or fails to execute or deliver any reasonably requested Additional Documents within a reasonable period of time, not to exceed 30 days following the request to do so, Borrower hereby authorizes Lender to execute any such Additional Documents in Borrower's name and authorizes Lender to file such executed Additional Documents in any appropriate filing office. In furtherance and not in limitation of the foregoing, each Loan Party shall take such actions as Lender may reasonably request from time to time to ensure that the Obligations are guaranteed by the Guarantors and are secured by substantially all of the assets of Borrower;

(b) Borrower authorizes the filing by Lender of financing or continuation statements, or amendments thereto, and Borrower will execute and deliver to Lender such other instruments or notices, as Lender may reasonably request, in order to perfect and preserve the Security Interest granted or purported to be granted hereby;

(c) Borrower authorizes Lender at any time and from time to time to file, transmit, or communicate, as applicable, financing statements and amendments (i) describing the Collateral as "all personal property of debtor" or "all assets of debtor" or words of similar effect, (ii) describing the Collateral as being of equal or lesser scope or with greater detail, or (iii) that contain any information required by Part 5 of Article 9 of the Code for the sufficiency or filing office acceptance of such financing statement. Borrower also hereby ratifies any and all financing statements or amendments previously filed by Lender in any jurisdiction; and

(d) Borrower and each other Loan Party acknowledges that no Loan Party is authorized to file any financing statement or amendment or termination statement with respect to any financing statement filed in connection with this Agreement without the prior written consent of Lender, subject to such Loan Party's rights under Section 9-509(d)(2) of the Code.

(e) To the extent GFN or GFN Mfg. shall receive amounts in excess of $1,000,000 in respect of Accounts factored prior to the Closing Date by Universal Funding Corporation and assigned to GFN as of the Closing Date, GFN and GFN Mfg., as applicable, shall contribute such amounts in excess of $1,000,000 to Borrower until GFN and GFN Mfg. have contributed $522,273 to Borrower for application in accordance with this Agreement within three (3) days of receipt thereof.

7. NEGATIVE COVENANTS.

Borrower and GFN Mfg. covenant and agree that, until termination of all of the commitments of Lender hereunder to provide any further extensions of credit and payment in full of the Obligations, Borrower and GFN Mfg. will not and will not permit any of GFN Mfg.'s Subsidiaries to do any of the following:

7.1 **Indebtedness.** Create, incur, assume, suffer to exist, guarantee, or otherwise become or remain, directly or indirectly, liable with respect to any Indebtedness, except for Permitted Indebtedness.

7.2   **Liens.** Create, incur, assume, or suffer to exist, directly or indirectly, any Lien on or with respect to any of its assets, of any kind, whether now owned or hereafter acquired, or any income or profits therefrom, except for Permitted Liens.

7.3   **Restrictions on Fundamental Changes**.

(a)   Enter into any merger, consolidation, reorganization, or recapitalization, or reclassify its Stock, except for (i) any merger to which GFN Mfg., Borrower or any of their Subsidiaries are parties, <u>provided</u> that Borrower must be the surviving entity of any such merger to which it is a party, and (ii) any merger between Subsidiaries of Borrower that are not Loan Parties;

(b)   Liquidate, wind up, or dissolve itself (or suffer any liquidation or dissolution), except for (i) the liquidation or dissolution of non-operating Subsidiaries of Borrower with nominal assets and nominal liabilities, (ii) the liquidation or dissolution of a Loan Party (other than Borrower) or any of its wholly-owned Subsidiaries so long as all of the assets (including any interest in any Stock) of such liquidating or dissolving Loan Party or Subsidiary are transferred to a Loan Party that is not liquidating or dissolving, or (iii) the liquidation or dissolution of a Subsidiary of Borrower that is not a Loan Party (other than any such Subsidiary the Stock of which (or any portion thereof) is subject to a Lien in favor of Lender) so long as all of the assets of such liquidating or dissolving Subsidiary are transferred to a Subsidiary of Borrower that is not liquidating or dissolving;

(c)   Suspend or cease operation of a substantial portion of its or their business, except as permitted pursuant to clauses 7.3(a) or (b) above or in connection with the transactions permitted pursuant to Section 7.4; or

(d)   Form or acquire any direct or indirect Subsidiary.

7.4   **Disposal of Assets.** Other than Permitted Dispositions or transactions expressly permitted by <u>Sections 7.3</u> or <u>7.12</u>, Borrower shall not sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Collateral or any other asset except as expressly permitted by this Agreement. Lender shall not be deemed to have consented to any sale or other disposition of any of the Collateral or any other asset except as expressly permitted in this Agreement or the other Loan Documents.

7.5   **Change Name.** Change Borrower's or any of its Subsidiaries' name, organizational identification number, state of organization, organizational identity or "location" for purposes of Section 9-307 of the Code.

7.6   **Nature of Business.** Make any change in the nature of its or their business as conducted on the date of this Agreement or acquire any properties or assets that are not reasonably related to the conduct of such business activities; <u>provided</u>, <u>however</u>, that the foregoing shall not prevent GFN Mfg., Borrower or any of their Subsidiaries from engaging in any business that is reasonably related or ancillary to its or their business.

7.7   **Prepayments and Amendments**.

(a)   Except in connection with Refinancing Indebtedness permitted by <u>Section 7.1</u>,

(i)   optionally prepay, redeem, defease, purchase, or otherwise acquire any Indebtedness of GFN Mfg., Borrower or any of their Subsidiaries, other than (A) the Obligations in accordance with this Agreement, and (B) Permitted Intercompany Advances, or

(ii)   make any payment on account of Indebtedness (including any payment in respect of any Subordinated Indebtedness) that has been contractually subordinated in right of payment to the Obligations if such payment is not permitted at such time under the subordination terms and conditions (including the terms of the applicable Subordination Agreement), which subordination terms and conditions shall require that the applicable Permitted Payment Conditions shall have been satisfied in respect of each payment of such Indebtedness (including any payment in respect of any Subordinated Indebtedness), or

(b)   Directly or indirectly, amend, modify, or change any of the terms or provisions of

(i)   any agreement, instrument, document, indenture, or other writing evidencing or concerning Permitted Indebtedness other than (A) the Obligations in accordance with this Agreement, (B) Permitted Intercompany Advances, and (C) Indebtedness permitted under <u>clauses (c), (e)</u> and <u>(f)</u> of the definition of Permitted Indebtedness;

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(ii) any Material Contract except to the extent that such amendment, modification, or change could not, individually or in the aggregate, reasonably be expected to be materially adverse to the interests of Lender; or

(iii) the Governing Documents of GFN Mfg., Borrower or any of their Subsidiaries if the effect thereof, either individually or in the aggregate, could reasonably be expected to be materially adverse to the interests of Lender.

7.8 **Change of Control.** Cause, permit, or suffer, directly or indirectly, any Change of Control.

7.9 **Restricted Junior Payments.** Make any Restricted Junior Payment; provided, however, that, so long as it is permitted by law, and so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom: (a) so long as Borrower is a "pass-through" tax entity for United States federal income tax purposes, and after first providing such supporting documentation as Lender may request of each owner of Stock in Borrower, Borrower may declare and pay Pass-Through Tax Liabilities; and (b) Borrower may make periodic distributions to GFN Mfg. on the dates and in the amounts of payments permitted to be made to the Seller pursuant to the Seller Promissory Note in accordance with the Seller Subordination Agreement and Section 7.7(a)(ii) of this Agreement.

7.10 **Accounting Methods.** Modify or change its fiscal year or its method of accounting (other than as may be required to conform to GAAP and, in the case of the Borrower's fiscal year, to modify the fiscal year to end on June 30 upon notice to Lender). To the extent Borrower shall modify its fiscal year to end as of June 30, Borrower shall deliver such financial statements for any partial year, together with such reconciliations of financial statements as Lender may request from time to time.

7.11 **Investments; Controlled Investments**.

(a) Except for Permitted Investments, directly or indirectly, make or acquire any Investment or incur any liabilities (including contingent obligations) for or in connection with any Investment.

(b) Other than (i) an aggregate amount of not more than $25,000 at any one time, in the case of Borrower and its Subsidiaries, and (ii) amounts deposited into Deposit Accounts identified on Schedule 5.15 to the Information Certificate which are specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for Borrower's or its Subsidiaries' employees, make, acquire, or permit to exist Permitted Investments consisting of cash, Cash Equivalents, or amounts credited to Deposit Accounts or Securities Accounts unless Borrower or its Subsidiaries, as applicable, and the applicable bank (as permitted solely pursuant to Section 6.12(j) or securities intermediary have entered into Control Agreements with Lender governing such Permitted Investments in order to perfect (and further establish) Lender's Liens in such Permitted Investments. Except as provided in Section 6.12(j) and Section 7.11(b)(i), and (ii), Borrower shall not and shall not permit its Subsidiaries to establish or maintain any Deposit Account or Securities Account with a banking institution other than Lender.

7.12 **Transactions with Affiliates.** Directly or indirectly enter into or permit to exist any transaction with any Affiliate of Borrower, any Loan Party or any of their Subsidiaries except for:

(a) transactions (other than the payment of management, consulting, monitoring, or advisory fees) between Borrower or any other Loan Party or its Subsidiaries, on the one hand, and any Affiliate of Borrower, any other Loan Party or its Subsidiaries, on the other hand, so long as such transactions (i) are fully disclosed to Lender prior to the consummation thereof, if they involve one or more payments by Borrower or a Loan Party or its Subsidiaries in excess of $100,000 for any single transaction or series of related transactions, and (ii) are no less favorable, taken as a whole, to Borrower or the other Loan Parties or their Subsidiaries, as applicable, than would be obtained in an arm's length transaction with a non-Affiliate;

(b) so long as it has been approved by a Loan Party's or its applicable Subsidiary's board of directors (or comparable governing body) in accordance with applicable law, any indemnity provided for the benefit of directors (or comparable managers) of such Loan Party or its applicable Subsidiary;

(c) so long as it has been approved by Borrower's or its applicable Subsidiary's board of directors (or comparable governing body) in accordance with applicable law, the payment of reasonable compensation, severance, or employee benefit arrangements to employees, officers, and outside directors of Borrower and its Subsidiaries in the ordinary course of business and consistent with industry practice;

(d)   payments of Subordinated Indebtedness otherwise permitted by this Agreement and the applicable Subordination Agreement;

(e)   transactions permitted by Section 7.3 or Section 7.9, or any Permitted Intercompany Advance;

(f)   the execution, delivery and performance of any management or similar agreement providing for the payment of any management, consulting, monitoring, or advisory fees to an Affiliate of Borrower, to the extent Lender shall have consented to such arrangement (in Lender's sole discretion) after full disclosure of the terms thereof and Borrower and payments in respect thereof shall have been subordinated to the Obligations on terms acceptable to Lender; and

(g)   the payment of lease payments to GFN Mfg. in an amount equivalent to amounts owing to any third-party financing source that has advanced money to GFN Mfg. to enter into a Permitted Real Property Acquisition, to the extent such third-party financing source shall have delivered to Borrower and Lender such subordination, non-disturbance and attornment agreements as Lender may require.

7.13   **Use of Proceeds.** Use the proceeds of any loan made hereunder for any purpose other than (a) on the Closing Date, (i) to repay, in full, the outstanding principal, accrued interest, and accrued fees and expenses owing under or in connection with Borrower's existing credit facility with Existing Lender, (ii) to pay a portion of the consideration payable in connection with the consummation of the Acquisition, (iii) to provide for ongoing working capital, (iv) to support letters of credit, and (v) to pay fees, costs, and expenses, including Lender Expenses, incurred in connection with this Agreement, the other Loan Documents, and the transactions contemplated hereby and thereby, and (b) thereafter, consistent with the terms and conditions hereof, general corporate and working capital purposes for their lawful and permitted purposes (including that no part of the proceeds of the loans made to Borrower will be used to purchase or carry any such Margin Stock or to extend credit to others for the purpose of purchasing or carrying any such Margin Stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System).

7.14   **Limitation on Issuance of Stock.** Except for the issuance or sale of common stock or Permitted Preferred Stock by GFN Mfg., Borrower or any of their Subsidiaries, issue or sell or enter into any agreement or arrangement for the issuance and sale of any of their Stock.

7.15   **Consignments.** Except as Eligible Consigned Inventory or as set forth on Schedule 7.15 to the Information Certificate, consign any of Borrower's Inventory or sell any of Borrower's Inventory on bill and hold, sale or return, sale on approval, or other conditional terms of sale.

7.16   **Inventory and Equipment with Bailees.** Store the Inventory or Equipment of Borrower or its Subsidiaries at any time now or hereafter with a bailee, warehouseman, or similar party, except as set forth on Schedule 7.16 to the Information Certificate.

8.   FINANCIAL COVENANTS.

Borrower covenants and agrees that, until termination of all obligations of Lender to provide extensions of credit hereunder and payment in full of the Obligations, Borrower will comply with the following financial covenants:

(a)   **Excess Availability.** Until the earlier of May 31, 2013, or the date on which Borrower shall have delivered the financial statements to Lender with respect to the month and period ended April 30, 2013, and necessary to commence testing of Borrower's Fixed Charge Coverage Ratio pursuant to clause (b) of this Section 8, Borrower shall maintain, at all times during each month specified in the table below, Excess Availability of at least the amount specified in such table for such month:

Applicable Month	Required Minimum Excess Availability
October, 2012	$2,800,000
November, 2012	$2,800,000
December, 2012	$2,800,000
January, 2013	$2,000,000
February, 2013	$1,600,000

March, 2013	$2,000,000
April, 2013	$1,800,000 ($1,500,000 if all amounts have been released from the Restricted Account)
May, 2013	$1,700,000 ($1,500,000 if all amounts have been released from the Restricted Account)

(b)   **Fixed Charge Coverage Ratio.** Commencing April 30, 2013, Borrower shall maintain as of the last day of each calendar month, for the Measurement Period then ending, a minimum Fixed Charge Coverage Ratio of at least the ratio set forth in the following table with respect to such calendar month. As used herein, the term "Measurement Period" shall mean (i) for the first twelve complete calendar months following March 31, 2013 (the "Build-up Period"), the period commencing on April 1, 2013, and continuing through the applicable date of determination; and (ii) from and after the Build-up Period, the twelve-month period ending on the date of determination.

Measurement Date	Minimum Required Fixed Charge Coverage Ratio
April 30, 2013	1.00 to 1.00
May 31, 2013	1.00 to 1.00
June 30, 2013	1.00 to 1.00
July 31, 2013	1.10 to 1.00
August 31, 2013 and each month ended thereafter:	1.20 to 1.00

9.   EVENTS OF DEFAULT.

Any one or more of the following events shall constitute an event of default (each, an "Event of Default") under this Agreement, *provided, however*, that upon the termination of the GFN Guaranty and thereafter, GFN shall not be a Loan Party for purposes of the following Events of Default:

9.1   If Borrower fails to pay when due and payable, or when declared due and payable, all or any portion of the Obligations consisting of principal, interest, fees, charges or other amounts due Lender or any Bank Product Provider, reimbursement of Lender Expenses, or other amounts (other than any portion thereof constituting principal) constituting Obligations (including any portion thereof that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding);

9.2   If any Loan Party or any of GFN Mfg.'s Subsidiaries:

(a)   fails to perform or observe any covenant or other agreement contained in any of (i) Sections 4.3 6.1, 6.2, 6.3 (solely if any Loan Party is not in good standing in its jurisdiction of organization), 6.5(b) 6.6, 6.7 (solely if any Loan Party refuses to allow Lender or its representatives or agents to visit such Loan Party's properties, inspect its assets or books or records, examine and make copies of its books and records, or discuss such Loan Party's affairs, finances, and accounts with officers and employees of such Loan Party), 6.8, 6.11, 6.12; 6.13 or 6.14, of this Agreement, (ii) Section 7 of this Agreement, or (iii) Section 8 of this Agreement;

(b)   fails to perform or observe any covenant or other agreement contained in any of Sections 6.3 (other than if a Loan Party is not in good standing in its jurisdiction of organization), 6.4, 6.5(a) (other than F.I.C.A., F.U.T.A., federal income taxes and any other taxes or assessments the non-payment of which may result in a lien having priority over Lender's Liens), 6.9, 6.10, and 6.15 of this Agreement and such failure continues for a period of 15 days after the earlier of (i) the date on which such failure shall first become known to or should have been known by any officer of such Loan Party or (ii) the date on which written notice thereof is given to such Loan Party by Lender; or

(c)   fails to perform or observe any covenant or other agreement contained in this Agreement, or in any of the other Loan Documents, in each case, other than any such covenant or agreement that is unable to be cured or is the subject of another provision of this Section 9 (in which event such other provision of this Section 9 shall govern), and such failure continues for a period of 30 days after the earlier of (i) the date on which such failure shall first become known to or should have been known by any officer of such Loan Party or (ii) the date on which written notice thereof is given to such Loan Party by Lender;

9.3   If one or more judgments, orders, or awards for the payment of money involving an aggregate amount of $150,000 ($500,000 in the case of GFN and any of its Subsidiaries (other than Borrower and GFN Mfg.)), or more (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has not denied coverage) is entered or filed against a Loan Party or any of its Subsidiaries, or with respect to any of their respective assets, and either (a) there is a period of 30 consecutive days at any time after the entry of any such judgment, order, or award during which (1) the same is not discharged, satisfied, vacated, or bonded pending appeal, or (2) a stay of enforcement thereof is not in effect, or (b) enforcement proceedings are commenced upon such judgment, order, or award;

9.4   If an Insolvency Proceeding is commenced by a Loan Party or any of GFN Mfg.'s Subsidiaries;

9.5   If an Insolvency Proceeding is commenced against a Loan Party or any of GFN Mfg.'s Subsidiaries and any of the following events occur: (a) such Loan Party or such Subsidiary consents to the institution of such Insolvency Proceeding against it, (b) the petition commencing the Insolvency Proceeding is not timely controverted, (c) the petition commencing the Insolvency Proceeding is not dismissed within 60 calendar days of the date of the filing thereof, (d) an interim trustee is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of, such Loan Party or its Subsidiary, or (e) an order for relief shall have been issued or entered therein; provided that Lender shall have no obligation to provide any extension of credit to Borrower during such 60 calendar day period;

9.6   If any Loan Party or any of GFN Mfg.'s Subsidiaries is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of the business affairs of such Loan Party and such Subsidiaries, taken as a whole;

9.7   If there is a default in one or more agreements to which a Loan Party or any of GFN Mfg's Subsidiaries is a party with one or more third Persons relative to a Loan Party's or any of its Subsidiaries' Indebtedness involving an aggregate amount of $100,000 or more, and such default (i) occurs at the final maturity of the obligations thereunder, or (ii) results in a right by such third Person, irrespective of whether exercised, to accelerate the maturity of such Loan Party's or such Subsidiary's obligations thereunder;

9.8   If any warranty, representation, certificate, statement, or Record made herein or in any other Loan Document or delivered in writing to Lender in connection with this Agreement or any other Loan Document proves to be untrue in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of the date of issuance or making or deemed making thereof;

9.9   If the obligation of any Guarantor under a Guaranty is limited or terminated by operation of law or by such Guarantor (other than in accordance with the terms of this Agreement), or if any Guarantor fails to perform any obligation under a Guaranty, or repudiates or revokes or purports to repudiate or revoke any obligation under a Guaranty, or any individual Guarantor dies or becomes incapacitated, or any other Guarantor ceases to exist for any reason;

9.10   If this Agreement or any other Loan Document that purports to create a Lien, shall, for any reason, fail or cease to create a valid and perfected and, except to the extent of Permitted Liens which are permitted purchase money Liens or the interests of lessors under Capital Leases, first priority Lien on the Collateral covered thereby;

9.11   If any event or circumstance occurs that Lender in good faith believes may impair the prospect of payment of all or part of the Obligations, or any Loan Party's ability to perform any of its material obligations under any of the Loan Documents, or any other document or agreement described in or related to this Agreement, or there occurs any Material Adverse Change in the business or financial condition of any Loan Party;

9.12   Lender shall determine in its Permitted Discretion (exercised in good faith) that there is evidence of fraudulent activity by a Loan Party with respect to the Collateral or contained instrument or writing (including financial statements and certifications of the Borrowing Base) submitted by any Loan Party to Lender;

9.13   Any director, officer, or owner of at least 20% of the issued and outstanding ownership interests of a Loan Party is indicted for a felony offense under state or federal law, or a Loan Party hires an officer or appoints a director who has been convicted of any such felony offense, or a Person becomes an owner of at least 20% of the issued and outstanding ownership interests of a Loan Party who has been convicted of any such felony offense;

9.14   If any Loan Party fails to pay any indebtedness or obligation owed to Lender or its Affiliates in an amount greater than $150,000, which is unrelated to the Credit Facility or this Agreement as it becomes due and payable or the occurrence of any default or event of default under any agreement between any Loan Party and Lender or its Affiliates unrelated to the Loan Documents; provided, that, if such failure, default or event of default results from such Loan Party's failure to pay an obligation or indebtedness other than principal or interest, such failure continues for a period of 5 Business Days after the earlier of (i) the date on which such failure shall first become known to or should have been known by any officer of such Loan Party or (ii) the date on which written notice thereof is given to such Loan Party by Lender; or

9.15   The validity or enforceability of any Loan Document shall at any time for any reason be declared to be null and void, or a proceeding shall be commenced by a Loan Party or its Subsidiaries, or by any Governmental Authority having jurisdiction over a Loan Party or its Subsidiaries, seeking to establish the invalidity or unenforceability thereof, or a Loan Party or its Subsidiaries shall deny that such Loan Party or its Subsidiaries has any liability or obligation purported to be created under any Loan Document.

10.   RIGHTS AND REMEDIES.

10.1   **Rights and Remedies.** Upon the occurrence and during the continuation of an Event of Default, Lender may (in each case under clauses (a) or (b) by written notice to Borrower; provided that no such notice shall be required with respect to Events of Default under Section 9.4 or Section 9.5), in addition to any other rights or remedies provided for hereunder or under any other Loan Document or by applicable law, do any one or more of the following:

(a)   declare the Obligations (other than the Hedge Obligations, which may be accelerated in accordance with the terms of the applicable Hedge Agreement), whether evidenced by this Agreement or by any of the other Loan Documents immediately due and payable, whereupon the same shall become and be immediately due and payable and Borrower shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or further notice or other requirements of any kind, all of which are hereby expressly waived by Borrower;

(b)   declare the funding obligations of Lender under this Agreement terminated, whereupon such funding obligations shall immediately be terminated together with any obligation of Lender hereunder to make Advances or issue Letters of Credit;

(c)   give notice to an Account Debtor or other Person obligated to pay an Account, a General Intangible, Negotiable Collateral, or other amount due, notice that the Account, General Intangible, Negotiable Collateral or other amount due has been assigned to Lender for security and must be paid directly to Lender and Lender may collect the Accounts, General Intangibles and Negotiable Collateral of Borrower and each other Loan Party directly, and any collection costs and expenses shall constitute part of the Obligations under the Loan Documents;

(d)   in Lender's name or in Borrower's name, as Borrower's agent and attorney-in-fact, notify the United States Postal Service to change the address for delivery of Borrower's mail to any address designated by Lender, otherwise intercept Borrower's mail, and receive, open and dispose of Borrower's mail, applying all Collateral as permitted under this Agreement and holding all other mail for Borrower's account or forwarding such mail to Borrower's last known address;

(e)   without notice to or consent from Borrower, and without any obligation to pay rent or other compensation, take exclusive possession of all locations where Borrower conducts its business or has any rights of possession and use the locations to store, process, manufacture, sell, use, and liquidate or otherwise dispose of items that are Collateral, and for any other incidental purposes deemed appropriate by Lender in good faith; and

(f)   exercise in respect of the Collateral, in addition to other rights and remedies provided for herein, in the other Loan Documents, or otherwise available to it, all the rights and remedies of a secured party on default under the Code or any other applicable law.

10.2   **Additional Rights and Remedies**. Without limiting the generality of the foregoing, Borrower expressly agrees that:

(a)   Lender, without demand of performance or other demand, advertisement or notice of any kind (except a notice specified below of time and place of public or private sale) to or upon Borrower, any Loan Party or any other Person (all and each of which demands, advertisements and notices are hereby expressly waived to the maximum extent permitted by the Code or any other applicable law), may take immediate possession of all or any portion of the Collateral and (i) require Loan Parties to, and Borrower hereby agrees that it will at its own expense and upon request of Lender forthwith, assemble all or part of the Collateral as directed by Lender and make it available to Lender at one or more locations designated by Lender where Borrower or Loan Party conducts business, and (ii) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of Lender's or Loan Party's offices or elsewhere, for cash, on credit, and upon such other terms as Lender may deem commercially reasonable. Borrower agrees that, to the extent notice of sale shall be required by law, at least 10 days notice to Borrower or such other Loan Party of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification and such notice shall constitute a reasonable "authenticated notification of disposition" within the meaning of Section 9-611 of the Code. Lender shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Lender may adjourn any public or private sale from time to time, and such sale may be made at the time and place to which it was so adjourned. Borrower agrees that the internet shall constitute a "place" for purposes of Section 9-610(b) of the Code. Borrower agrees that any sale of Collateral to a licensor pursuant to the terms of a license agreement between such licensor and Borrower is sufficient to constitute a commercially reasonable sale (including as to method, terms, manner, and time) within the meaning of Section 9-610 of the Code;

(b)   Lender may, in addition to other rights and remedies provided for herein, in the other Loan Documents, or otherwise available to it under applicable law and without the requirement of notice to or upon any Loan Party or any other Person (which notice is hereby expressly waived to the maximum extent permitted by the Code or any other applicable law), (i) with respect to any Loan Party's Deposit Accounts in which Lender's Liens are perfected by control under Section 9-104 of the Code, instruct the bank maintaining such Deposit Account for the applicable Loan Party to pay the balance of such Deposit Account to or for the benefit of Lender, and (ii) with respect to any Loan Party's Securities Accounts in which Lender's Liens are perfected by control under Section 9-106 of the Code, instruct the securities intermediary maintaining such Securities Account for the applicable Loan Party to (A) transfer any cash in such Securities Account to or for the benefit of Lender, or (B) liquidate any financial assets in such Securities Account that are customarily sold on a recognized market and transfer the cash proceeds thereof to or for the benefit of Lender;

(c)   any cash held by Lender as Collateral and all cash proceeds received by Lender in respect of any sale of, collection from, or other realization upon all or any part of the Collateral shall be applied against the Obligations in the order set forth in Section 10.5 of this Agreement. In the event the proceeds of Collateral are insufficient to satisfy all of the Obligations in full, Borrower and each other Loan Party shall remain jointly and severally liable for any such deficiency; and

(d)   the Obligations arise out of a commercial transaction, and that if an Event of Default shall occur Lender shall have the right to an immediate writ of possession without notice of a hearing. Lender shall have the right to the appointment of a receiver for each Loan Party or for the properties and assets of each Loan Party, and Borrower and each Loan Party hereby consents to such rights and such appointment and hereby waives any objection Borrower and such Loan Party may have thereto or the right to have a bond or other security posted by Lender.

Notwithstanding the foregoing or anything to the contrary contained in Section 10.1, upon the occurrence of any Default or Event of Default described in Section 9.4 or Section 9.5, in addition to the remedies set forth above, without any notice to Borrower or any other Person or any act by Lender, all obligations of Lender to provide any further extensions of credit hereunder shall automatically terminate and the Obligations (other than the Hedge Obligations), inclusive of all accrued and unpaid interest thereon and all fees and all other amounts owing under this Agreement or under any of the other Loan Documents, shall automatically and immediately become due and payable and Borrower shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or notice of any kind, all of which are expressly waived by Borrower.

10.3   **Lender Appointed Attorney in Fact**. Borrower and each other Loan Party hereby irrevocably appoints Lender its attorney-in-fact, with full authority in the place and stead of Borrower and such Loan Party and in the name of Borrower or such Loan Party or otherwise, at such time as an Event of Default has occurred and is continuing, to take any action and to execute any instrument which Lender may reasonably deem necessary or advisable to accomplish the purposes of this Agreement, including:

(a)   to ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in connection with the Accounts or any other Collateral of Borrower;

(b)   to receive, indorse, and collect any drafts or other instruments, documents, Negotiable Collateral or Chattel Paper;

(c)   to file any claims or take any action or institute any proceedings which Lender may deem necessary or desirable for the collection of any of the Collateral of Borrower or such other Loan Party or otherwise to enforce the rights of Lender with respect to any of the Collateral;

(d)   to repair, alter, or supply Goods, if any, necessary to fulfill in whole or in part the purchase order of any Person obligated to Borrower in respect of any Account of Borrower;

(e)   to use any Intellectual Property or Intellectual Property Licenses of Borrower or such other Loan Party including but not limited to any labels, Patents, Trademarks, trade names, URLs, domain names, industrial designs,

DA-3260363 v11 1286309-00035

Copyrights, or advertising matter, in preparing for sale, advertising for sale, or selling Inventory or other Collateral and to collect any amounts due under Accounts, contracts or Negotiable Collateral of Borrower or such other Loan Party;

(f)   to take exclusive possession of all locations where Borrower or other Loan Party conducts its business or has rights of possession, without notice to or consent of Borrower or any Loan Party and to use such locations to store, process, manufacture, sell, use, and liquidate or otherwise dispose of items that are Collateral, without obligation to pay rent or other compensation for the possession or use of any location;

(g)   Lender shall have the right, but shall not be obligated, to bring suit in its own name or in the applicable Loan Party's name, to enforce the Intellectual Property and Intellectual Property Licenses and, if Lender shall commence any such suit, Borrower or such other Loan Party shall, at the request of Lender, do any and all lawful acts and execute any and all proper documents reasonably required by Lender in aid of such enforcement; and

(h)   to the extent permitted by law, Borrower and each other Loan Party hereby ratifies all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. This power of attorney is coupled with an interest and shall be irrevocable until this Agreement is terminated and all Obligations have been paid in full in cash.

10.4   **Remedies Cumulative.** The rights and remedies of Lender under this Agreement, the other Loan Documents, and all other agreements shall be cumulative. Lender shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by Lender of one right or remedy shall be deemed an election, and no waiver by Lender of any Event of Default shall be deemed a continuing waiver. No delay by Lender shall constitute a waiver, election, or acquiescence by it.

10.5   **Crediting of Payments and Proceeds**. In the event that the Obligations (other than the Hedge Obligations, which may be accelerated in accordance with the terms of the applicable Hedge Agreement) have been accelerated pursuant to Section 10.1 or the Lender has exercised any remedy set forth in this Agreement or any other Loan Document, all payments received by Lender upon the Obligations and all net proceeds from the enforcement of the Obligations shall be applied in such manner as Lender shall determine in its discretion and, thereafter, to Borrower (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.

10.6   **Marshaling.** Lender shall not be required to marshal any present or future collateral security (including but not limited to the Collateral) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of its rights and remedies hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights and remedies, however existing or arising. To the extent that it lawfully may, Borrower and each other Loan Party hereby agrees that it will not invoke any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of Lender's rights and remedies under this Agreement or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, Borrower hereby irrevocably waives the benefits of all such laws.

10.7   **License**. Borrower hereby grants to Lender a non-exclusive, worldwide and royalty-free license to use or otherwise exploit all Intellectual Property rights of Borrower for the purpose of: (a) completing the manufacture of any in-process materials following any Event of Default so that such materials become saleable Inventory, all in accordance with the same quality standards previously adopted by Borrower for its own manufacturing; and (b) selling, leasing or otherwise disposing of any or all Collateral following any Event of Default.

11.   WAIVERS; INDEMNIFICATION.

11.1   **Demand; Protest; etc**. Borrower and each other Loan Party waives demand, protest, notice of protest, notice of default or dishonor, notice of intent to accelerate, notice of acceleration, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension, or renewal of documents, instruments, chattel paper, and guarantees at any time held by Lender on which such Loan Party may in any way be liable.

11.2   **The Lender's Liability for Collateral.** Borrower and each other Loan Party hereby agrees that: (a) so long as Lender complies with its obligations, if any, under the Code, Lender shall not in any way or manner be liable or responsible for: (i) the safekeeping of the Collateral, (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause, (iii) any diminution in the value thereof, or (iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person, and (b) all risk of loss, damage, or destruction of the Collateral shall be borne by each Borrower and such Loan Parties.

26

11.3   **Indemnification.** Borrower and each other Loan Party shall pay, indemnify, defend, and hold the Lender-Related Persons (each, an "Indemnified Person") harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution and delivery, enforcement, performance, or administration (including any restructuring, forbearance or workout with respect hereto) of this Agreement, any of the other Loan Documents, or the transactions contemplated hereby or thereby or the monitoring of Borrower and each other Loan Party's and its respective Subsidiaries' compliance with the terms of the Loan Documents, (b) with respect to any investigation, litigation, or proceeding related to this Agreement, any other Loan Document, or the use of the proceeds of the credit provided hereunder (irrespective of whether any Indemnified Person is a party thereto), or any act, omission, event, or circumstance in any manner related thereto, (c) in connection with the custody, preservation, use or operation of, or, upon an Event of Default, the sale of, collection from, or other realization upon, any of the Collateral in accordance with this Agreement and the other Loan Documents, (d) with respect to the failure by Borrower or any other Loan Party to perform or observe any of the provisions hereof or any other Loan Document, (e) in connection with the exercise or enforcement of any of the rights of Lender hereunder or under any other Loan Document, and (f) in connection with or arising out of any presence or release of Hazardous Materials at, on, under, to or from any assets or properties owned, leased or operated by Borrower or any other Loan Party or any of its Subsidiaries or any Environmental Actions, Environmental Liabilities or Remedial Actions related in any way to any such assets or properties of such Loan Party or any of its Subsidiaries (each and all of the foregoing, the "Indemnified Liabilities"). The foregoing to the contrary notwithstanding, neither Borrower nor any other Loan Party shall have any obligation to any Indemnified Person under this Section 11.3 with respect to any Indemnified Liability that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of such Indemnified Person or its officers, directors, employees, or attorneys. This provision shall survive the termination of this Agreement and the repayment of the Obligations. If any Indemnified Person makes any payment to any other Indemnified Person with respect to an Indemnified Liability as to which Borrower or any other Loan Party was required to indemnify the Indemnified Person receiving such payment, the Indemnified Person making such payment is entitled to be indemnified and reimbursed by Borrower or such Loan Party with respect thereto. **WITHOUT LIMITATION, THE FOREGOING INDEMNITY SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO INDEMNIFIED LIABILITIES WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF ANY NEGLIGENT ACT OR OMISSION OF SUCH INDEMNIFIED PERSON OR OF ANY OTHER PERSON.**

12.   NOTICES.

Unless otherwise provided in this Agreement, all notices or demands relating to this Agreement or any other Loan Document shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by certified mail (postage prepaid, return receipt requested), overnight courier, electronic mail (at such email addresses as a party may designate in accordance herewith), or telefacsimile. In the case of notices or demands to Borrower, any other Loan Party or Lender, as the case may be, they shall be sent to the respective address set forth below:

If to Borrower:	**Southern Frac, LLC** 1805 Howard Rd. Waxahachie, Texas 75165 Attn: President Fax No. 469.517.1647
with courtesy copies to (which shall not constitute Notice for purposes of this Section 12)	**General Finance Corporation** 39 East Union Street Pasadena, California 91103 Attn: Christopher Wilson Fax No. 626.795.8090
If to Guarantors:	**General Finance Corporation** 39 East Union Street Pasadena, California 91103 Attn: Christopher Wilson Fax No. 626.795.8090

DA-3260363 v11 1286309-00035

If to Lender:	**WELLS FARGO BANK, NATIONAL ASSOCIATION** c/o Wells Fargo Capital Finance 14241 Dallas Parkway, Suite 900 Dallas, TX 75254 MAC T2802-130 Attention: Ron Zeiber Account Manager—Southern Frac Tel: 972-361-7101| Fax No. 866-886-1998
with courtesy copies to (which shall not constitute Notice for purposes of this Section 12)	**K&L GATES LLP** 301 Commerce, Suite 3000 Fort Worth, Texas 76102 Attn: John O. Sutton, Jr., Esq. Fax No.: 817.347.5299

Any party hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other party. All notices or demands sent in accordance with this Section 12, shall be deemed received on the earlier of the date of actual receipt or 3 Business Days after the deposit thereof in the mail; provided, that (a) notices sent by overnight courier service shall be deemed to have been given when received, (b) notices by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient) and (c) notices by electronic mail shall be deemed received upon the sender's receipt of an acknowledgment from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgment).

13.   CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER.

(a)   **THE VALIDITY OF THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT OF SUCH OTHER LOAN DOCUMENT), THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, AND THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO AS WELL AS ALL CLAIMS, CONTROVERSIES OR DISPUTES ARISING UNDER OR RELATED TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.**

(b)   **THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS MAY BE TRIED AND LITIGATED IN THE STATE AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, FEDERAL COURTS LOCATED IN THE COUNTY OF DALLAS, STATE OF TEXAS; PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT LENDER'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE LENDER ELECTS TO BRING SUCH ACTION OR WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. BORROWER, EACH OTHER LOAN PARTY AND LENDER WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 13(b).**

(c)   **TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, BORROWER, EACH OTHER LOAN PARTY AND LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. BORROWER, EACH OTHER LOAN PARTY AND LENDER REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.**

DA-3260363 v11 1286309-00035

14. ASSIGNMENTS; SUCCESSORS. This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided, however, that neither Borrower nor any other Loan Party may assign this Agreement or any rights or duties hereunder without Lender's prior written consent and any prohibited assignment shall be absolutely void *ab initio*. No consent to assignment by the Lender shall release Borrower or any other Loan Party from its Obligations. Lender may assign this Agreement and the other Loan Documents in whole or in part and its rights and duties hereunder or grant participations in the Obligations hereunder and thereunder and no consent or approval by Borrower or any other Loan Party is required in connection with any such assignment or participation.

15. AMENDMENTS; WAIVERS. No failure by Lender to exercise any right, remedy, or option under this Agreement or any other Loan Document, or delay by Lender in exercising the same, will operate as a waiver thereof. No waiver by Lender will be effective unless it is in writing, and then only to the extent specifically stated. No waiver by Lender on any occasion shall affect or diminish Lender's rights thereafter to require strict performance by Borrower or any other Loan Party of any provision of this Agreement. Lender's rights under this Agreement and the other Loan Documents will be cumulative and not exclusive of any other right or remedy that Lender may have.

16. TAXES.

(a) All payments made by Borrower or any other Loan Party hereunder or under any note or other Loan Document will be made without setoff, counterclaim, or other defense. In addition, all such payments will be made free and clear of, and without deduction or withholding for, any present or future Taxes, and in the event any deduction or withholding of Taxes is required, Borrower shall comply with the next sentence of this Section 16(a). If any Taxes are so levied or imposed, Borrower agrees to pay the full amount of such Taxes and such additional amounts as may be necessary so that every payment of all amounts due under this Agreement, any note, or Loan Document, including any amount paid pursuant to this Section 16(a) after withholding or deduction for or on account of any Taxes, will not be less than the amount provided for herein; provided, however, that Borrower shall not be required to increase any such amounts if the increase in such amount payable results from Lender's or such Lender's own willful misconduct or gross negligence (as finally determined by a court of competent jurisdiction). Borrower will furnish to Lender as promptly as possible after the date the payment of any Tax is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by Borrower.

(b) Borrower agrees to pay any present or future stamp, value added or documentary taxes or any other excise or property taxes, charges, or similar levies that arise from any payment made hereunder or from the execution, delivery, performance, recordation, or filing of, or otherwise with respect to this Agreement or any other Loan Document.

17. GENERAL PROVISIONS.

17.1 **Effectiveness.** This Agreement shall be binding and deemed effective when executed by Borrower, each Loan Party and Lender.

17.2 **Section Headings.** Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each Section applies equally to this entire Agreement.

17.3 **Interpretation.** Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against the Lender or any Loan Party, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

17.4 **Severability of Provisions.** Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

17.5 **Debtor-Creditor Relationship.** The relationship between the Lender, on the one hand, and the Loan Parties, on the other hand, is solely that of creditor and debtor. Lender shall not have (and shall not be deemed to have) any fiduciary relationship or duty to any Loan Party arising out of or in connection with the Loan Documents or the transactions contemplated thereby, and there is no agency or joint venture relationship between Lender, on the one hand, and the Loan Parties, on the other hand, by virtue of any Loan Document or any transaction contemplated therein.

17.6 **Counterparts; Electronic Execution.** This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Delivery of an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

17.7 **Revival and Reinstatement of Obligations.** If the incurrence or payment of the Obligations by Borrower or any Guarantor or the transfer to Lender of any property should for any reason subsequently be asserted, or declared, to be void or voidable under any state or federal law relating to creditors' rights, including provisions of the Bankruptcy Code relating to fraudulent conveyances, preferences, or other voidable or recoverable payments of money or transfers of property (each, a "Voidable Transfer"), and if Lender is required to repay or restore, in whole or in part, any such Voidable Transfer, or elects to do so upon the reasonable advice of its counsel, then, as to any such Voidable Transfer, or the amount thereof that Lender is required or elects to repay or restore, and as to all reasonable costs, expenses, and attorneys fees of Lender related thereto, the liability of Borrower or such Guarantor automatically shall be revived, reinstated, and restored and shall exist as though such Voidable Transfer had never been made and all of Lender's Liens in the Collateral shall be automatically reinstated without further action.

17.8 **Confidentiality**.

(a) Lender agrees that material, non-public information regarding the Loan Parties and their Subsidiaries, their operations, assets, and existing and contemplated business plans ("Confidential Information") shall be treated by Lender in a confidential manner, and shall not be disclosed by Lender to Persons who are not parties to this Agreement, except: (i) to attorneys for and other advisors, accountants, auditors, and consultants to Lender and to employees, directors and officers of Lender (the Persons in this clause (i), "Lender Representatives") on a "need to know" basis in connection with this Agreement and the transactions contemplated hereby and on a confidential basis, (ii) to Subsidiaries and Affiliates of Lender, provided that any such Subsidiary or Affiliate shall have agreed to receive such information hereunder subject to the terms of this Section 17.8, (iii) as may be required by regulatory authorities, (iv) as may be required by statute, decision, or judicial or administrative order, rule, or regulation; provided that (x) prior to any disclosure under this clause (iv), the disclosing party agrees to provide Borrower with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to Borrower pursuant to the terms of the applicable statute, decision, or judicial or administrative order, rule, or regulation and (y) any disclosure under this clause (iv) shall be limited to the portion of the Confidential Information as may be required by such statute, decision, or judicial or administrative order, rule, or regulation, (v) as may be agreed to in advance in writing by Borrower, (vi) as requested or required by any Governmental Authority pursuant to any subpoena or other legal process, provided, that, (x) prior to any disclosure under this clause (vi) the disclosing party agrees to provide Borrower with prior written notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior written notice to Borrower pursuant to the terms of the subpoena or other legal process and (y) any disclosure under this clause (vi) shall be limited to the portion of the Confidential Information as may be required by such Governmental Authority pursuant to such subpoena or other legal process, (vii) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by Lender or Lender Representatives), (viii) in connection with any assignment, participation or pledge of any Lender's interest under this Agreement, provided that prior to receipt of Confidential Information any such assignee, participant, or pledgee shall have agreed in writing to receive such Confidential Information hereunder subject to the terms of this Section, (ix) in connection with any litigation or other adversary proceeding involving parties hereto which such litigation or adversary proceeding involves claims related to the rights or duties of such parties under this Agreement or the other Loan Documents; (x) to equity owners of each Loan Party and (xi) in connection with, and to the extent reasonably necessary for, the exercise of any secured creditor remedy under this Agreement or under any other Loan Document.

(b) Anything in this Agreement to the contrary notwithstanding, Lender may use the name, logos, and other insignia of the Loan Parties and the Maximum Credit provided hereunder in any "tombstone" or comparable advertising, on its website or in other marketing materials of Lender.

17.9 **Lender Expenses.** Borrower agrees to pay the Lender Expenses on the earlier of (a) the first day of the month following the date on which such Lender Expenses were first incurred, or (b) the date on which demand therefor is made by Lender and Borrower agrees that its obligations contained in this Section 17.9 shall survive payment or satisfaction in full of all other Obligations.

17.10 **Setoff**. Lender may at any time, in its sole discretion and without demand or notice to anyone, setoff any liability owed to Borrower or any Guarantor by Lender against any of the Obligations, whether or not due.

17.11 **Survival.** All representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that Lender may have had notice or knowledge of any Default or Event of

Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the obligation of Lender to provide extensions of credit hereunder has not expired or been terminated.

17.12 **Patriot Act.** Lender hereby notifies the Loan Parties that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender to identify each Loan Party in accordance with the Patriot Act. In addition, if Lender is required by law or regulation or internal policies to do so, it shall have the right to periodically conduct (a) Patriot Act searches, OFAC/PEP searches, and customary individual background checks for the Loan Parties, and (b) OFAC/PEP searches and customary individual background checks of the Loan Parties' senior management and key principals, and Borrower and each other Loan Party agrees to cooperate in respect of the conduct of such searches and further agrees that the reasonable costs and charges for such searches shall constitute Lender Expenses hereunder and be for the account of Borrower.

17.13 **Integration.** This Agreement, together with the other Loan Documents, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof. The foregoing to the contrary notwithstanding, all Bank Product Agreements, if any, are independent agreements governed by the written provisions of such Bank Product Agreements, which will remain in full force and effect, unaffected by any repayment, prepayments, acceleration, reduction, increase, or change in the terms of any credit extended hereunder, except as otherwise expressly provided in such Bank Product Agreement.

17.14 **Bank Product Providers.** Each Bank Product Provider shall be deemed a third party beneficiary hereof and of the provisions of the other Loan Documents for purposes of any reference in a Loan Document to the parties for whom Lender is acting. Lender hereby agrees to act as agent for such Bank Product Providers and, by virtue of entering into a Bank Product Agreement, the applicable Bank Product Provider shall be automatically deemed to have appointed Lender as its agent and to have accepted the benefits of the Loan Documents; it being understood and agreed that the rights and benefits of each Bank Product Provider under the Loan Documents consist exclusively of such Bank Product Provider's being a beneficiary of the Liens and security interests (and, if applicable, guarantees) granted to Lender and the right to share in payments and collections of the Collateral as more fully set forth herein and in the other Loan Documents. In addition, each Bank Product Provider, by virtue of entering into a Bank Product Agreement, shall be automatically deemed to have agreed that Lender shall have the right, but shall have no obligation, to establish, maintain, relax, or release Reserves in respect of the Bank Product Obligations and that if Reserves are established there is no obligation on the part of Lender to determine or ensure whether the amount of any such reserve is appropriate or not. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, no provider or holder of any Bank Product shall have any voting or approval rights hereunder solely by virtue of its status as the provider or holder of such agreements or products or the Obligations owing thereunder, nor shall the consent of any such provider or holder be required for any matter hereunder or under any of the other Loan Documents, including as to any matter relating to the Collateral or the release of Collateral or any other Loan Party.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered under seal as of the date first above written.

BORROWER:

SOUTHERN FRAC, LLC

By: /s/ Ronald F. Valenta

Name: Ronald F. Valenta

Title: President

GUARANTORS:

GFN MANUFACTURING CORPORATION

By: /s/ Christopher A. Wilson

Name: Christopher A. Wilson

Title: Secretary

GENERAL FINANCE CORPORATION

By: /s/ Charles E. Barrantes

Name: Charles E. Barrantes

Title: Executive Vice President and Chief Financial Officer

LENDER:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By: /s/ James Campbell

Name: James Campbell

Title: Authorized Signatory

[SIGNATURE PAGE TO CREDIT AND SECURITY AGREEMENT]

a. **Definitions**. As used in this Agreement, the following terms shall have the following definitions:

"<u>Account</u>" means an account (as that term is defined in Article 9 of the Code).

"<u>Account Debtor</u>" means an account debtor (as that term is defined in the Code).

"<u>Acquisition Agreement</u>" means that certain Second Amended and Restated Membership Interest Purchase Agreement, dated as of September 29, 2012 by and among Borrower, GFN Mfg and Sellers.

"<u>Acquisition Documents</u>" means the Acquisition Agreement and all other documents related thereto and executed in connection therewith.

"<u>Activation Instruction</u>" has the meaning specified therefor in <u>Section 6.12(j)</u> of this Agreement.

"<u>Additional Documents</u>" has the meaning specified therefor in <u>Section 6.15</u> of this Agreement.

"<u>Advances</u>" has the meaning specified therefor in <u>Section 2.1(a)</u> of this Agreement.

"<u>Affiliate</u>" means, as applied to any Person, any other Person who controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" means the possession, directly or indirectly through one or more intermediaries, of the power to direct the management and policies of a Person, whether through the ownership of Stock, by contract, or otherwise; <u>provided</u>, <u>however</u>, that, for purposes of <u>Section 7.12</u> of this Agreement: (a) any Person which owns directly or indirectly 10% or more of the Stock having ordinary voting power for the election of the board of directors or equivalent governing body of a Person or 10% or more of the partnership or other ownership interests of a Person (other than as a limited partner of such Person) shall be deemed an Affiliate of such Person, (b) each director (or comparable manager) of a Person shall be deemed to be an Affiliate of such Person, and (c) each partnership in which a Person is a general partner shall be deemed an Affiliate of such Person.

"<u>Agreement</u>" means the Credit and Security Agreement to which this <u>Schedule 1.1</u> is attached.

"<u>Allocable Amount</u>" has the meaning specified therefor in <u>Section 2.16</u>.

"<u>Authorized Person</u>" means any one of the individuals identified on <u>Schedule A-2</u>, as such schedule is updated from time to time by written notice from Borrower to Lender.

"<u>Availability</u>" means, as of any date of determination, the amount that Borrower is entitled to borrow as Advances under <u>Section 2.1</u> of this Agreement (after giving effect to all then outstanding Obligations).

"<u>Bank Product</u>" means any one or more of the following financial products or accommodations extended to Borrower or its Subsidiaries by a Bank Product Provider: (a) commercial credit cards, (b) commercial credit card processing services, (c) debit cards, (d) stored value cards, (e) purchase cards (including so-called "procurement cards" or "P-cards"), (f) Cash Management Services, or (g) transactions under Hedge Agreements.

"<u>Bank Product Agreements</u>" means those agreements entered into from time to time by Borrower or its Subsidiaries with a Bank Product Provider in connection with the obtaining of any of the Bank Products, including, without limitation, all Cash Management Documents.

"<u>Bank Product Collateralization</u>" means providing cash collateral (pursuant to documentation reasonably satisfactory to Lender) to be held by Lender for the benefit of the Bank Product Provider in an amount determined by Lender as sufficient to satisfy the reasonably estimated credit exposure with respect to the then existing Bank Product Obligations (other than Hedge Obligations).

"<u>Bank Product Obligations</u>" means (a) all obligations, liabilities, reimbursement obligations, fees, or expenses owing by a Loan Party or its Subsidiaries to Lender or another Bank Product Provider pursuant to or evidenced by a Bank Product Agreement and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and (b) all Hedge Obligations.

"Bank Product Provider" means Lender or any of its Affiliates that provide Bank Products to a Loan Party.

"Bank Product Reserve Amount" means, as of any date of determination, the Dollar amount of Reserves that Lender has determined it is necessary or appropriate to establish (based upon Lender's reasonable determination of its credit and operating risk exposure to Borrower and its Subsidiaries in respect of Bank Product Obligations) in respect of Bank Products then provided or outstanding.

"Bankruptcy Code" means title 11 of the United States Code, as in effect from time to time.

"Benefit Plan" means a "defined benefit plan" (as defined in Section 3(35) of ERISA) for which Borrower or any of its Subsidiaries or ERISA Affiliates has been an "employer" (as defined in Section 3(5) of ERISA) within the past six years.

"Board of Directors" means the board of directors (or comparable managers) of Borrower or any other Loan Party or any committee thereof duly authorized to act on behalf of the board of directors (or comparable managers).

"Books" means books and records (including Borrower's or any other Loan Party's Records indicating, summarizing, or evidencing Borrower's or such other Loan Party's assets (including the Collateral) or liabilities, Borrower's or such other Loan Party's Records relating to Borrower's or such other Loan Party's business operations or financial condition, or Borrower's or such other Loan Party's Goods or General Intangibles related to such information).

"Borrower" means Southern Frac, LLC, a Texas limited liability company.

"Borrowing" means a borrowing consisting of Advances (i) requested by Borrower, (ii) made automatically pursuant to Section 2.3(c) without the request of Borrower, (iii) made by Lender pursuant to Section 2.6(e), or (iv) a Protective Advance.

"Borrowing Base" means, as of any date of determination, the result of:

(a)   85% (*less* the amount, if any, of the Dilution Reserve, if applicable) of the amount of Eligible Accounts, *plus*

(b)   with respect to Eligible Inventory consisting of raw materials, the lowest of

(i) $1,000,000 ($750,000 until such time as the Inventory Appraisal Condition has been satisfied, as determined by Lender in its sole discretion),

(ii)   60% of the Value of Eligible Inventory consisting of raw materials, or

(iii)   85% of the Net Orderly Liquidation Value of Eligible Inventory consisting of raw materials (100% the Net Orderly Liquidation Value of Eligible Inventory consisting of raw materials until the first anniversary of the Closing Date and thereafter reduced to 85% in increments determined by the Lender in its sole discretion); *plus*

(c)   with respect to Eligible Inventory consisting of finished goods, the lowest of

(i) $4,000,000 ($2,500,000 until such time as the Inventory Appraisal Condition has been satisfied, as determined by Lender in its sole discretion), or

(ii)   60% of the Value of Eligible Inventory consisting of finished goods, or

(iii)   85% of the Net Orderly Liquidation Value of Eligible Inventory consisting of finished goods (100% the Net Orderly Liquidation Value of Eligible Inventory consisting of finished goods until the first anniversary of the Closing Date and thereafter reduced to 85% in increments determined by the Lender in its sole discretion); *minus*

(d)   the aggregate amount of Reserves, if any, established by Lender.

"Borrowing Base Certificate" means a form of borrowing base certificate in form and substance acceptable to Lender.

"Business Day" means any day that is not a Saturday, Sunday, or other day on which banks are authorized or required to close pursuant to the rules and regulations of the Federal Reserve System and, if such day relates to a Fixed Rate Advance, a day on which dealings are carried on in the London interbank eurodollar market.

"CAPEX Loan Limit" shall mean $1,000,000.

"CAPEX Loan Request" has the meaning specified therefor in Section 2.2(c)(iv)(A) of this Agreement.

"CAPEX Loans" shall mean the secured loans made by Lender to Borrower on or after the Closing Date, as provided for in Section 2.2(c) of this Agreement; such loans being from time to time referred to herein individually as an "CAPEX Loan."

"Capital Expenditures" means, with respect to any Person for any period, the aggregate of all expenditures by such Person and its Subsidiaries during such period that are capital expenditures as determined in accordance with GAAP, whether such expenditures are paid in cash or financed.

"Capitalized Lease Obligation" means that portion of the obligations under a Capital Lease that is required to be capitalized in accordance with GAAP.

"Capital Lease" means a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

"Cash Equivalents" means (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within 1 year from the date of acquisition thereof, (b) marketable direct obligations issued or fully guaranteed by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within 1 year from the date of acquisition thereof and having one of the two highest ratings obtainable from either Standard & Poor's Rating Group ("S&P") or Moody's Investors Service, Inc. ("Moody's"), (c) commercial paper maturing no more than 270 days from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's, (d) certificates of deposit, time deposits, overnight bank deposits or bankers' acceptances maturing within 1 year from the date of acquisition thereof issued by any bank organized under the laws of the United States or any state thereof or the District of Columbia or any United States branch of a foreign bank having combined capital and surplus of not less than $250,000,000, (e) Deposit Accounts maintained with (i) any bank that satisfies the criteria described in clause (d) above, or (ii) any other bank organized under the laws of the United States or any state thereof so long as the full amount maintained with any such other bank is insured by the Federal Deposit Insurance Corporation, (f) repurchase obligations of any commercial bank satisfying the requirements of clause (d) of this definition or recognized securities dealer having combined capital and surplus of not less than $250,000,000, having a term of not more than seven days, with respect to securities satisfying the criteria in clauses (a) or (d) above, (g) debt securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the criteria described in clause (d) above, and (h) Investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (g) above.

"Cash Management Services" means any cash management or related services including treasury, depository, return items, overdraft, controlled disbursement, merchant stored value cards, e-payables services, electronic funds transfer, interstate depository network, automatic clearing house transfer (including the Automated Clearing House processing of electronic funds transfers through the direct Federal Reserve Fedline system) and other cash management arrangements.

"Cash Management Documents" means the agreements governing each of the Cash Management Services of Lender utilized by Borrower, which agreements shall currently include the Master Agreement for Treasury Management Services or other applicable treasury management services agreement, the "Acceptance of Services", the "Service Description" governing each such treasury management service used by Borrower, and all replacement or successor agreements which govern such Cash Management Services of Lender.

"Cash Management Transition Period" has the meaning specified in Section 6.12(j)(i) of this Agreement.

"CFC" means a controlled foreign corporation (as that term is defined in the IRC).

"Change of Control" means that (a) Permitted Holders fail to collectively own and control, directly or indirectly, at least 10% of the Stock of GFN entitled (without regard to the occurrence of any contingency) to vote for the election of members of the Board of Directors of GFN; (b) Ronald F. Valenta ceases to be involved in the day-to-day operations and management of the business of GFN and the Loan Parties, either in his capacity as a senior officer of one or more of the Loan Parties or as a member of the Board of Directors of one or more of the Loan Parties; (c) any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50%, or more, of the Stock of GFN having the right to vote for the election of members of the Board of Directors, (d) GFN fails to own and control, directly or indirectly, 100% of the Stock of

GFN Mfg, (e) GFN Mfg fails to own and control, directly or indirectly, at least 90%, or more, of the Stock of Borrower, or (f) Borrower fails to own and control, directly or indirectly, 100% of the Stock of each of its Subsidiaries.

"Chattel Paper" means chattel paper (as that term is defined in the Code), and includes tangible chattel paper and electronic chattel paper.

"Closing Date" means the date of the making of the initial Advance (or other extension of credit) under this Agreement.

"Code" means the Texas Uniform Commercial Code, as in effect from time to time; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, priority, or remedies with respect to Lender's Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of Texas, the term "Code" shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies. To the extent that defined terms set forth herein shall have different meanings under different Articles under the Uniform Commercial Code, the meaning assigned to such defined term under Article 9 of the Uniform Commercial Code shall control.

"Collateral" means all of Borrower's:

(a)   Accounts;

(b)   Books;

(c)   Chattel Paper;

(d)   Deposit Accounts;

(e)   Goods, including Equipment and Fixtures;

(f)   General Intangibles;

(g)   Inventory;

(h)   Investment Related Property;

(i)   Negotiable Collateral;

(j)   Supporting Obligations;

(k)   Commercial Tort Claims;

(l)   money, Cash Equivalents, or other assets of Borrower that now or hereafter come into the possession, custody, or control of Lender (or its agent or designee); and

(m)   all of the proceeds (as such term is defined in the Code) and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance or Commercial Tort Claims covering or relating to any or all of the foregoing, and any and all Accounts, Books, Chattel Paper, Deposit Accounts, Equipment, Fixtures, General Intangibles, Inventory, Investment Related Property, Negotiable Collateral, Supporting Obligations, money, or other tangible or intangible property resulting from the sale, lease, license, exchange, collection, or other disposition of any of the foregoing, the proceeds of any award in condemnation with respect to any of the foregoing, any rebates or refunds, whether for taxes or otherwise, and all proceeds of any such proceeds, or any portion thereof or interest therein, and the proceeds thereof, and all proceeds of any loss of, damage to, or destruction of the above, whether insured or not insured, and, to the extent not otherwise included, any indemnity, warranty, or guaranty payable by reason of loss or damage to, or otherwise with respect to any of the foregoing (the "Proceeds"). Without limiting the generality of the foregoing, the term "Proceeds" includes whatever is receivable or received when Investment Related Property or proceeds are sold, exchanged, collected, or otherwise disposed of, whether such disposition is voluntary or involuntary, and includes proceeds of any indemnity or guaranty payable to such Loan Party or Lender from time to time with respect to any of the Investment Related Property.

All Real Property Collateral and other non-Code Collateral such as Life Insurance Policies shall be deemed to be included as part of the Collateral.

"Collateral Access Agreement" means a landlord waiver, bailee letter, or acknowledgement agreement of any lessor, warehouseman, processor, consignee, or other Person in possession of, having a Lien upon, or having rights or interests in a Loan Party's or its Subsidiaries' Books, Equipment, Accounts or Inventory, in each case, in favor of Lender with respect to the Collateral at such premises or otherwise in the custody, control or possession of such lessor, consignee or other Person and in form and substance reasonably satisfactory to Lender.

"Collections" means *all* cash, checks, notes, instruments, and other items of payment (including insurance Proceeds, cash Proceeds of asset sales, rental Proceeds, and tax refunds).

"Commercial Tort Claims" means commercial tort claims (as that term is defined in the Code), and includes those commercial tort claims listed on Schedule 5.6(d) to the Information Certificate.

"Compliance Certificate" means a certificate substantially in the form of Exhibit C-1 delivered by the chief financial officer of Borrower to Lender.

"Confidential Information" has the meaning specified therefor in Section 17.8 of this Agreement.

"Control Agreement" means a control agreement, in form and substance reasonably satisfactory to Lender, executed and delivered by Borrower, each Loan Party or one of their Subsidiaries, Lender, and the applicable securities intermediary (with respect to a Securities Account) or bank (with respect to a Deposit Account) or issuer, (with respect to uncertificated securities).

"Controlled Account" has the meaning specified therefor in Section 6.12(j) of this Agreement.

"Controlled Account Bank" has the meaning specified therefor in Section 6.12 (j) of this Agreement.

"Copyrights" means any and all rights in any works of authorship, including (i) copyrights and moral rights, (ii) copyright registrations and recordings thereof and all applications in connection therewith including those listed on Schedule 5.26(b) to the Information Certificate, (iii) income, license fees, royalties, damages, and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof, (iv) the right to sue for past, present, and future infringements thereof, and (v) all of Borrower's and each Loan Party's rights corresponding thereto throughout the world.

"Copyright Security Agreement" means each Copyright Security Agreement executed and delivered by Borrower or another Loan Party and Lender, in form and substance acceptable to Lender.

"Credit Facility" means the Revolving Credit Facility and the Term Loan.

"Daily Balance" means, as of any date of determination and with respect to any Obligation, the amount of such Obligation owed at the end of such day.

"Daily Three Month LIBOR" means the rate per annum for United States dollar deposits quoted by Lender for the purpose of calculating the effective Interest Rate for loans that reference Daily Three Month LIBOR as the Inter-Bank Market Offered Rate in effect from time to time for the 3 month delivery of funds in amounts approximately equal to the principal amount of such loans. Borrower understands and agrees that Lender may base its quotation of the Inter-Bank Market Offered Rate upon such offers or other market indicators of the Inter-Bank Market as Lender in its discretion deems appropriate, including but not limited to the rate offered for U.S. dollar deposits on the London Inter-Bank Market. When interest is determined in relation to Daily Three Month LIBOR, each change in the interest rate shall become effective each Business Day that Lender determines that Daily Three Month LIBOR has changed. Borrower

"Default" means an event, condition, or default that, with the giving of notice, the passage of time, or both, would be an Event of Default.

"Deposit Account" means any deposit account (as that term is defined in the Code).

"Designated Account" means the operating Deposit Account of Borrower at Lender identified on Schedule D-1.

"Dilution" means, as of any date of determination, a percentage that is the result of dividing the Dollar amount of (a) bad debt write-downs, discounts, advertising allowances, credits, deductions, or other dilutive items as determined by Lender with respect to Borrower's Accounts, by (b) Borrower's billings with respect to Accounts.

Schedule 1.1
Page 5

"Dilution Reserve" means, as of any date of determination, an amount sufficient to reduce the advance rate against Eligible Accounts by 1 percentage point for each percentage point by which Dilution is in excess of 5%.

"Dollars" or "$" means United States dollars.

"EBITDA" means, with respect to any fiscal period, Borrower's net income (or loss), minus extraordinary gains, interest income, non-operating income and income tax benefits and decreases in any change in LIFO reserves, *plus* non-cash extraordinary losses, Interest Expense, income taxes, depreciation and amortization, acquisition costs and expenses related to the acquisition of Borrower by GFN Mfg. in an amount up to $150,000 (in each instance to the extent actually paid by Borrower in cash) and increases in any change in LIFO reserves for such period, in each case, determined in accordance with GAAP.

"Eligible Accounts" means those Accounts created by Borrower in the ordinary course of its business, that arise out of Borrower's sale of Goods or rendition of services, that comply with each of the representations and warranties respecting Eligible Accounts made in the Loan Documents, and that are not excluded as ineligible by virtue of one or more of the excluding criteria set forth below; provided, however, that such criteria may be revised from time to time by Lender in Lender's Permitted Discretion. In determining the amount to be included, Eligible Accounts shall be calculated net of customer deposits, credits and unapplied cash. Eligible Accounts shall not include the following:

(a) Accounts that the Account Debtor has failed to pay within 90 days (120 days in the case of Globe Energy Services and 105 days for Baker Corp, subject to adjustment in Lender's Permitted Discretion) of original invoice date;

(b) Accounts with selling terms of more than 60 days (90 days in the case of Globe Energy Services, subject to adjustment in Lender's Permitted Discretion);

(c) Accounts owed by an Account Debtor (or its Affiliates) where 25% or more of all Accounts owed by that Account Debtor (or its Affiliates) are deemed ineligible under clause (a) or (b) above or clauses (i) or (s) below;

(d) Accounts with respect to which the Account Debtor is an Affiliate, agent or equity owner of Borrower or an employee or agent of Borrower or any Affiliate of Borrower, except that Pac-Van, Inc. shall be eligible in the aggregate amount of up to $1,500,000 or such lesser amount as Lender may specify from time to time in its sole discretion;

(e) Accounts arising in a transaction wherein Goods are placed on consignment or are sold pursuant to a guaranteed sale, a sale or return, a sale on approval, or any other terms by reason of which the payment by the Account Debtor may be conditional or contingent;

(f) Accounts that are not payable in Dollars;

(g) Accounts with respect to which the Account Debtor either (i) does not maintain its chief executive office in the United States or Canada (excluding the Province of Quebec), or (ii) is not organized under the laws of the United States or any state thereof or Canada (excluding the Province of Quebec), or (iii) is the government of any foreign country or sovereign state, or of any state, province, municipality, or other political subdivision thereof, or of any department, agency, public corporation, or other instrumentality thereof, unless (x) the Account is supported by an irrevocable letter of credit reasonably satisfactory to Lender (as to form, substance, and issuer or domestic confirming bank) that has been delivered to Lender and is directly drawable by Lender, (y) the Account is covered by credit insurance in form, substance, and amount, and by an insurer, reasonably satisfactory to Lender, or (z) the Account is guaranteed pursuant to an approved working capital guarantee from the Export-Import Bank of the United States in favor of Lender and acceptable to Lender in all respects;

(h) Accounts with respect to which the Account Debtor is either (i) the United States or any department, agency, or instrumentality of the United States (exclusive, however, of Accounts with respect to which Borrower has complied, to the reasonable satisfaction of Lender, with the Assignment of Claims Act, 31 USC §3727), or (ii) any state of the United States;

(i) Accounts with respect to which the Account Debtor is a creditor of Borrower, has or has asserted a right of setoff, or has disputed its obligation to pay all or any portion of the Account, to the extent of such claim, right of setoff, or dispute;

(j) That portion of Accounts which reflect a reasonable reserve for warranty claims or returns or amounts which are owed to account debtors, including those for rebates, allowances, co-op advertising, new store allowances or other deductions;

(k)   Accounts owing by a single Account Debtor or group of Affiliated Account Debtors whose total obligations owing to Borrower exceed twenty (20%) percent of the aggregate amount of all otherwise Eligible Accounts (provided Lender may consider increased concentrations of up to (i) the lesser of forty percent (40%) or $500,000 in the case of otherwise Eligible Accounts owing to Borrower by Baker Corp and (ii) 40% (65% through December 31, 2012) of otherwise Eligible Accounts owing to Borrower by Globe Energy Services, in each instance subject to adjustment by Lender in its Permitted Discretion);

(l)   Accounts with respect to which the Account Debtor is subject to an Insolvency Proceeding, is not Solvent, has gone out of business, or as to which Borrower has received notice of an imminent Insolvency Proceeding or a material impairment of the financial condition of such Account Debtor;

(m)   Accounts, the collection of which, Lender, in its Permitted Discretion, believes to be doubtful by reason of the Account Debtor's financial condition;

(n)   Accounts representing credit card sales or "C.O.D." sales;

(o)   Accounts that are not subject to a valid and perfected first priority Lender's Lien or that are subject to any other Lien, unless such other lien is a Permitted Lien and the holder of such Permitted Lien has entered into an intercreditor agreement with Lender reasonably acceptable to Lender;

(p)   Accounts that consist of progress billings (such that the obligation of the Account Debtors with respect to such Accounts is conditioned upon Borrower's satisfactory completion of any further performance under the agreement giving rise thereto) or retainage invoices;

(q)   Accounts with respect to which the Account Debtor is a Sanctioned Person or Sanctioned Entity;

(r)   that portion of Accounts which represent finance charges, service charges, sales taxes or excise taxes;

(s)   that portion of Accounts which has been restructured, extended, amended or otherwise modified;

(t)   bill and hold invoices, except those with respect to which Lender shall have received an agreement in writing from the Account Debtor, in form and substance satisfactory to Lender, confirming the unconditional obligation of the Account Debtor to take the Goods related thereto and pay such invoice, so long as such Accounts satisfy all other criteria for Eligible Accounts hereunder;

(u)   Accounts which have not been invoiced;

(v)   Accounts constituting (i) Proceeds of copyrightable material unless such copyrightable material shall have been registered with the United States Copyright Office, or (ii) Proceeds of patentable inventions unless such patentable inventions have been registered with the United States Patent and Trademark Office; and

(w)   Accounts or that portion of Accounts otherwise deemed ineligible by Lender in its Permitted Discretion.

Any Accounts which are not Eligible Accounts shall nonetheless constitute Collateral.

"Eligible Consigned Inventory" means any consigned Inventory determined to be eligible by Lender in its sole discretion and in respect of which each of the following conditions is satisfied: (a) such Inventory otherwise constitutes Eligible Inventory but for having been consigned; (b) the aggregate value (determined by such methodology as Lender may require from time to time) of all consigned Inventory shall not exceed $350,000 at any time and at least $100,000 of Eligible Inventory shall be at each approved consignment location prior to such location being permitted for "Eligible Consigned Inventory"; and (c) the applicable consignee has (i) executed an agreement with Lender, and (ii) provided evidence acceptable to Lender that Borrower has properly perfected a first priority security interest in such consigned Inventory and has properly notified in writing the other creditors of consignee who hold an interest in such Inventory of Borrower's security interest in such Inventory, and (iii) has taken such other actions with respect to such consigned Inventory as Lender may reasonably request.

"Eligible Inventory" means Inventory consisting of raw materials and finished goods held for sale in the ordinary course of Borrower's business, that complies with each of the representations and warranties respecting Eligible Inventory made in the Loan Documents, and that is not excluded as ineligible by virtue of one or more of the excluding criteria set forth below;

DA-3260363 v11 1286309-00035

provided, however, that such criteria may be revised from time to time by Lender in Lender's Permitted Discretion. An item of Inventory shall not be included in Eligible Inventory if:

(a)   Borrower does not have good, valid, and marketable title thereto;

(b)   it consists of work-in-process Inventory, components which are not part of finished goods, supplies used or consumed in Borrower's business (other than raw materials subject to the limitations set forth in this Agreement), or Goods that constitute spare parts, maintenance parts, packaging and shipping materials, or sample inventory or customer supplied parts or Inventory;

(c)   it consists of Inventory that is perishable or live or where less than 8 weeks remain until the Inventory's stated expiration or "sell-by" or "use by" date;

(d)   Borrower does not have actual and exclusive possession thereof (either directly or through a bailee or agent of Borrower);

(e)   it is not located at one of the locations in the continental United States set forth on Schedule 5.29 to the Information Certificate;

(f)   it is stored at locations holding less than 100,000 in value of Borrower's Inventory;

(g)   it is in-transit to or from a location of Borrower (other than in transit from one location set forth on Schedule 5.29 to the Information Certificate to another location set forth on Schedule 5.29 to the Information Certificate);

(h)   it is located on real property leased by Borrower or in a contract warehouse, in each case, unless it is subject to a Collateral Access Agreement executed by the lessor or warehouseman, as the case may be, and unless it is segregated or otherwise separately identifiable from Goods of others, if any, stored on the premises;

(i)   it is the subject of a bill of lading or other document of title;

(j)   it is on consignment from any consignor; or on consignment to any consignee or subject to any bailment, except Eligible Consigned Inventory;

(k)   it is not subject to a valid and perfected first priority Lender's Lien (provided, however, at Lender's sole option, Inventory subject to a certificate of title may be included at eligible notwithstanding Borrower's retention of the applicable title to the extent such practice is clearly identified in writing by Borrower and Lender shall have approved of such arrangement at its sole option);

(l)   it consists of goods returned or rejected by Borrower's customers;

(m)   it consists of Goods that are damaged, defective, obsolete or slow moving;

(n)   Inventory that Borrower has returned, has attempted to return, is in the process of returning or intends to return to the vendor of such Inventory;

(o)   it consists of Goods that are restricted or controlled, or regulated items;

(p)   it consists of Goods that are bill and hold Goods;

(q)   it consists of damaged or defective Goods or "seconds";

(r)   it is subject to third party trademark, licensing or other proprietary rights, unless Lender is satisfied that such Inventory can be freely sold by Lender on and after the occurrence of an Event of a Default despite such third party rights;

(s)   it consists of customer-specific Inventory not supported by purchase orders; or

(t)   Inventory otherwise deemed ineligible by Lender in its Permitted Discretion.

Any Inventory which is not Eligible Inventory shall nonetheless constitute Collateral.

"Eligible New Equipment" shall mean any Equipment acquired by Borrower on or after the Closing Date which is in good order, repair, operating and marketable condition (ordinary wear and tear excepted) and in each case acceptable to Lender in good faith based on the criteria set forth below. In general, Eligible New Equipment shall not include:

(a) Equipment at premises other than those owned or leased and controlled by Borrower, unless Lender shall have entered into a Collateral Access Agreement with the owner or operator of such premises and shall have received such other documents, instruments and agreements as Lender may request;

(b) Equipment subject to a security interest or lien in favor of any person other than Lender;

(c) Equipment located outside the United States of America or Canada (other than Quebec);

(d) Equipment that is not subject to the first priority, valid and perfected security interest of Lender; or

(e) damaged or defective Equipment or Equipment not used or usable in the ordinary course of Borrower's business as presently conducted.

"Environmental Action" means any written complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter, or other written communication from any Governmental Authority, or any third party involving violations of Environmental Laws or releases of Hazardous Materials (a) from any assets, properties, or businesses of any Loan Party, any Subsidiary of a Loan Party, or any of their predecessors in interest, (b) from adjoining properties or businesses, or (c) from or onto any facilities which received Hazardous Materials generated by any Loan Party, any Subsidiary of a Loan Party, or any of their predecessors in interest.

"Environmental Law" means any applicable federal, state, provincial, foreign or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy, or rule of common law now or hereafter in effect and in each case as amended, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, in each case, to the extent binding on any Loan Party or any of its Subsidiaries, relating to the environment, the effect of the environment on employee health, or Hazardous Materials, in each case as amended from time to time.

"Environmental Liabilities" means all liabilities, monetary obligations, losses, damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand, or Remedial Action required, by any Governmental Authority or any third party, and which relate to any Environmental Action.

"Environmental Lien" means any Lien in favor of any Governmental Authority for Environmental Liabilities.

"Equipment" means equipment (as that term is defined in the Code).

"Equipment Term Loan" has the meaning specified therefor in Section 2.2(a) of this Agreement.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto.

"ERISA Affiliate" means (a) any Person subject to ERISA whose employees are treated as employed by the same employer as the employees of any Loan Party or its Subsidiaries under IRC Section 414(b), (b) any trade or business subject to ERISA whose employees are treated as employed by the same employer as the employees of any Loan Party or its Subsidiaries under IRC Section 414(c), (c) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any organization subject to ERISA that is a member of an affiliated service group of which any Loan Party or any of its Subsidiaries is a member under IRC Section 414(m), or (d) solely for purposes of Section 302 of ERISA and Section 412 and 430 of the IRC, any Person subject to ERISA that is a party to an arrangement with any Loan Party or any of its Subsidiaries and whose employees are aggregated with the employees of a Loan Party or its Subsidiaries under IRC Section 414(o).

"Event of Default" has the meaning specified therefor in Section 9 of this Agreement.

"Excess Availability" means, as of any date of determination, the amount equal to Availability, *plus* cash on hand and in deposit or investment accounts subject to a Control Agreement (including any balance in the Restricted Account), *minus* the aggregate amount, if any, of all trade payables and other obligations Borrower and its Subsidiaries aged in excess of 60 days beyond their terms as of the end of the immediately preceding month, and all book overdrafts and fees of Borrower and its Subsidiaries, in each case as determined by Lender in its Permitted Discretion.

"Exchange Act" means the Securities Exchange Act of 1934, as in effect from time to time.

"Existing Lender" means GFN Mfg.

"Fixed Charges" means, with respect to any fiscal period of Borrower, the sum, without duplication, of (a) cash Interest Expense paid during such period (other than interest paid-in-kind, amortization of financing fees, and other non-cash Interest Expense), (b) principal payments paid in cash in respect of Indebtedness paid during such period, including cash payments with respect to Capital Leases and any lease payments made by Borrower to GFN Mfg. used to repay Indebtedness of GFN Mfg. incurred in connection with any Permitted Real Property Acquisition, and (c) all Restricted Junior Payments (other than Pass-Through Tax Liabilities) and other distributions paid in cash during such period.

"Fixed Charge Coverage Ratio" means, with respect to Borrower and its Subsidiaries for any period, the ratio of (i) EBITDA for such period, *minus* (a) Non-Financed Capital Expenditures made (to the extent not already incurred in a prior period) or incurred during such period, (b) cash taxes paid during such period, to the extent greater than zero, and (c) all Restricted Junior Payments consisting of Pass-Through Tax Liabilities to (ii) Fixed Charges for such period.

"Fixed Rate" has the meaning specified therefor in Section 2.6.

"Fixed Rate Advance" means any Advance that accrues interest hereunder at an interest rate that has been fixed for a Fixed Rate Interest Period in accordance with this Agreement.

"Fixed Rate Interest Period" means a three (3) month period that commences on (and includes) the Business Day on which either a Fixed Rate Advance is made or continued or on which a Floating Rate Advance is converted to a Fixed Rate Advance, and ending on (but excluding) the Business Day numerically corresponding to that date three (3) months thereafter, during which period the outstanding principal amount of the Fixed Rate Advance shall bear interest at the Fixed Rate; provided, however, that:

>   (a)   If a Fixed Rate Interest Period would otherwise end on a day which is not a Business Day, then it shall end on the next Business Day, unless that day is the first Business Day of a month, in which case the Fixed Rate Interest Period shall end on the last Business Day of the preceding month;

>   (b)   No Fixed Rate Interest Period may have a term that extends beyond the Maturity Date; and

>   (c)   No Fixed Rate Interest Period may be selected if any part of the Fixed Rate Advance must contractually be prepaid prior to the end of the Fixed Rate Interest Period.

"Fixtures" means fixtures (as that term is defined in the Code).

"Floating Rate Advance" means an Advance that accrues interest at the floating interest rate provided for in this Agreement (and which has not been fixed for a Fixed Rate Interest Period).

"Funding Date" means the date on which a Borrowing occurs.

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States, consistently applied; provided, however, that all calculations relative to liabilities shall be made without giving effect to Statement of Financial Accounting Standards No. 159.

"General Intangibles" means general intangibles (as that term is defined in the Code), and includes payment intangibles, contract rights, rights to payment, rights under Hedge Agreements (including the right to receive payment on account of the termination (voluntarily or involuntarily) of any such Hedge Agreements), rights arising under common law, statutes, or regulations, choses or things in action, goodwill, Intellectual Property, Intellectual Property Licenses, purchase orders, customer lists, monies due or recoverable from pension funds, route lists, rights to payment and other rights under any royalty or licensing agreements, including Intellectual Property Licenses, infringement claims, pension plan refunds, pension plan refund claims, insurance premium rebates, tax refunds, and tax refund claims, interests in a partnership or limited liability company which do not constitute a security under Article 8 of the Code, and any other personal property other than Commercial Tort Claims, money, Accounts, Chattel Paper, Deposit Accounts, Goods, Investment Related Property, Negotiable Collateral, and oil, gas, or other minerals before extraction.

"GFN" means General Finance Corporation, a Delaware corporation.

"GFN Guaranty" means that certain Limited Continuing Guaranty, dated as of even date with this Agreement, executed and delivered by GFN in favor of Lender.

"GFN Mfg" means GFN Manufacturing Corporation, a Delaware corporation.

"GFN Mfg Guaranty" means that certain Continuing Guaranty, dated as of even date with this Agreement, executed and delivered by GFN Mfg in favor of Lender.

"GFN Mfg Security Agreement" means that certain Security Agreement, dated as of even date with this Agreement, between GFN Mfg and Lender.

"GFN Mfg. Subordinated Debt" means indebtedness evidenced by that certain amended and restated secured subordinated promissory note issued by Borrower to GFN Mfg., dated as of the Closing Date, in the original principal amount of $1,000,000, bearing interest at the rate of 10% per annum and with a maturity date of October 1, 2014.

"GFN Mfg. Subordination Agreement" means that certain Subordination Agreement, dated as of even date with this Agreement, between GFN Mfg. and Lender.

"GFN Subordinated Debt" means the indebtedness evidenced by that certain subordinated promissory note issued by Borrower to GFN, dated as of the Closing Date, in the original principal amount of $1,000,000 bearing interest at the rate of 15% per annum and with a maturity date of October 1, 2016.

"GFN Subordination Agreement" means that certain Subordination Agreement, dated as of even date with this Agreement, between GFN and Lender.

"Goods" means goods (as that term is defined in the Code).

"Governing Documents" means, with respect to any Person, the certificate or articles of incorporation, by-laws, or other organizational documents of such Person.

"Governmental Authority" means any federal, state, local, or other governmental or administrative body, instrumentality, board, department, or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

"Guarantors" means GFN Mfg and GFN, and "Guarantor" means any one of them.

"Guaranty" means a general continuing guaranty, executed and delivered by a Guarantor in favor of Lender in form and substance reasonably satisfactory to Lender (if more than one, the "Guaranties").

"Hard Costs" shall mean, with respect to the purchase by Borrower of an item of Eligible New Equipment, the net cash amount actually paid to acquire title to such item, net of all incentives, trade in allowances, discounts and rebates, and exclusive of freight, delivery charges, installation costs and charges, software costs, charges and fees, warranty costs, taxes, insurance and other incidental costs or expenses and all indirect costs or expenses of any kind.

"Hazardous Materials" means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as "hazardous substances," "hazardous materials," "hazardous wastes," "toxic substances," or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or "EP toxicity", (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives or any radioactive materials, and (d) asbestos in any form or electrical equipment that contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million.

"Hedge Agreement" means a "swap agreement" as that term is defined in Section 101(53B)(A) of the Bankruptcy Code.

"Hedge Obligations" means any and all obligations or liabilities, whether absolute or contingent, due or to become due, now existing or hereafter arising, of any Loan Party or its Subsidiaries arising under, owing pursuant to, or existing in respect of Hedge Agreements entered into with Lender or another Bank Product Provider.

"Indebtedness" as to any Person means (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, or other financial products, (c) all obligations of such Person as a lessee under Capital Leases, (d) all obligations or liabilities of others secured by a Lien on any asset of such Person, irrespective of whether such obligation or liability is assumed, (e) all obligations of such Person to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices), (f) all obligations of such Person owing under Hedge Agreements (which amount shall be calculated based on the amount that would be payable by such Person if the Hedge Agreement were terminated on the date of determination), (g) any Prohibited Preferred Stock of such Person, and (h) any obligation of such Person guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (a) through (g) above. For purposes of this definition, (i) the amount of any Indebtedness represented by a guaranty or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Indebtedness, and (ii) the amount of any Indebtedness described in clause (d) above shall be the lower of the amount of the obligation and the fair market value of the assets of such Person securing such obligation.

"Indemnified Liabilities" has the meaning specified therefor in Section 11.3 of this Agreement.

"Indemnified Person" has the meaning specified therefor in Section 11.3 of this Agreement.

"Information Certificate" means the Information Certificate attached as Exhibit E and delivered by Borrower to Lender.

"Insolvency Proceeding" means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other state or federal bankruptcy or insolvency law, assignments for the benefit of creditors, receiverships, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

"Intellectual Property" means any and all Patents, Copyrights, Trademarks, trade secrets, know-how, inventions (whether or not patentable), algorithms, software programs (including source code and object code), processes, product designs, industrial designs, blueprints, drawings, data, customer lists, URLs and domain names, specifications, documentations, reports, catalogs, literature, and any other forms of technology or proprietary information of any kind, including all rights therein and all applications for registration or registrations thereof.

"Intellectual Property Licenses" means, with respect to any Person (the "Specified Party"), (i) any licenses or other similar rights provided to the Specified Party in or with respect to Intellectual Property owned or controlled by any other Person, and (ii) any licenses or other similar rights provided to any other Person in or with respect to Intellectual Property owned or controlled by the Specified Party, in each case, including (A) any software license agreements (other than license agreements for commercially available off-the-shelf software that is generally available to the public which have been licensed to a Loan Party pursuant to end-user licenses), (B) the license agreements listed on Schedule 5.26(b) to the Information Certificate, and (C) the right to use any of the licenses or other similar rights described in this definition in connection with the enforcement of the Lender's rights under the Loan Documents.

"Intercompany Subordination Agreement" means an intercompany subordination agreement to be entered into between Lender and one or more of the Loan Parties or their respective Subsidiaries prior to the extension of any Permitted Intercompany Advance, which agreement shall be in form and substance reasonably satisfactory to Lender (including all conditions to repayment of the applicable Permitted Intercompany Advance).

"Interest Expense" means, for any period, the aggregate of the interest expense of Borrower for such period, determined on a consolidated basis in accordance with GAAP.

"Interest Rate" means an interest rate equal to Daily Three Month LIBOR, which interest rate shall change whenever Daily Three Month LIBOR changes; provided that if the Fixed Rate is applicable to any Obligation, "Interest Rate" shall mean the Fixed Rate applicable to such Obligations.

DA-3260363 v11 1286309-00035

"Interest Rate Margin" means (i) with respect to Advances, 3.5 percentage points; (ii) with respect to the Equipment Term Loan, 4.0 percentage points; (iii) with respect to Term Loan "B", 7.0 percentage points; and (iv) with respect to CAPEX Loans, 4.0 percentage points.

"Inventory" means inventory (as that term is defined in the Code).

"Inventory Appraisal Condition" means, provided no Default or Event of Default exists or has occurred, the receipt of an appraisal of the Net Liquidation Percentage applicable to Borrower's Inventory, performed at Borrower's expense, 6 months after the Closing Date, that is satisfactory to Lender in its sole discretion.

"Investment" means, with respect to any Person, any investment by such Person in any other Person (including Affiliates) in the form of loans, guarantees, advances, capital contributions (excluding (a) commission, travel, and similar advances to officers and employees of such Person made in the ordinary course of business not to exceed $25,000 in the aggregate during any fiscal year of Borrower, and (b) *bona fide* Accounts arising in the ordinary course of business), or acquisitions of Indebtedness, Stock, or all or substantially all of the assets of such other Person (or of any division or business line of such other Person), and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

"Investment Related Property" means any and all investment property (as that term is defined in the Code).

"IRC" means the Internal Revenue Code of 1986, as in effect from time to time.

"ISP98" means the International Standby Practices (1998 Revision, effective January 1, 1999), International Chamber of Commerce Publication No. 590.

"Lender" has the meaning specified therefor in the preamble to this Agreement and its successors and assigns.

"Lender-Related Persons" means Lender, together with its Affiliates, officers, directors, employees, attorneys, and agents.

"Lender's Account" means the Deposit Account identified on Schedule A-1.

"Lender's Liens" mean the Liens granted by Borrower and the other Loan Parties to Lender under the Loan Documents.

"Lender Expenses" means all (a) reasonable costs or expenses (including taxes, and insurance premiums) required to be paid by any Loan Party or any of its Subsidiaries under any of the Loan Documents that are paid, advanced, or incurred by Lender, (b) reasonable out-of-pocket fees or charges paid or incurred by Lender in connection with Lender's transactions with any Loan Party or any of its Subsidiaries under any of the Loan Documents, including, fees or charges for photocopying, notarization, couriers and messengers, telecommunication, public record searches (including tax lien, judgment lien, litigation, bankruptcy and Code searches and including searches with the patent and trademark office, the copyright office, or the department of motor vehicles), filing, recording, publication, appraisal (including periodic collateral appraisals or business valuations to the extent of the fees and charges (and up to the amount of any limitation contained in this Agreement), real estate surveys, real estate title insurance policies and endorsements, and environmental audits, (c) Lender's customary fees and charges (as adjusted from time to time) with respect to the disbursement of funds (or the receipt of funds) to or for the account of Borrower (whether by wire transfer or otherwise), together with any out of pocket costs and expenses incurred in connection therewith, (d) out-of-pocket charges paid or incurred by Lender resulting from the dishonor of checks payable by or to any Loan Party, (e) reasonable out-of-pocket costs and expenses paid or incurred by Lender to correct any default or enforce any provision of the Loan Documents, or during the continuance of an Event of Default, in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated, (f) reasonable out-of-pocket examination fees and expenses (including reasonable travel, meals, and lodging) of Lender related to any inspections or examinations to the extent of the fees and charges (and up to the amount of any limitation) contained in this Agreement, (g) reasonable out-of-pocket costs and expenses of third party claims or any other suit paid or incurred by Lender in enforcing or defending the Loan Documents or in connection with the transactions contemplated by the Loan Documents or Lender's relationship with any Loan Party or any of its Subsidiaries, (h) Lender's reasonable costs and expenses (including reasonable attorneys fees) incurred in advising, structuring, drafting, reviewing, administering (including reasonable travel, meals, and lodging), or amending the Loan Documents, (i) Lender's reasonable costs and expenses (including reasonable attorneys, accountants, consultants, and other advisors fees and expenses) incurred in terminating, enforcing (including reasonable attorneys, accountants, consultants, and other advisors fees and expenses incurred in connection with a "workout," a "restructuring," or an Insolvency Proceeding concerning any Loan Party or any of its Subsidiaries or in exercising rights or remedies under the Loan Documents), or defending the Loan Documents, irrespective of whether suit is brought, or in taking any Remedial Action concerning the Collateral, and (j) usage charges, charges, fees, costs and expenses for amendments, renewals, extensions, transfers, or drawings from time to time imposed by Lender in respect of Letters of Credit and out-of-pocket charges, fees, costs and expenses paid or incurred by Lender in connection with the issuance, amendment, renewal, extension, or transfer of, or drawing under, any Letter of Credit or any demand for payment thereunder.

"<u>Lender Representatives</u>" has the meaning specified therefor in <u>Section 17.8(a)</u> of this Agreement.

"<u>Lender-Related Person</u>" means, Lender, together with Lender's Affiliates, officers, directors, employees, attorneys, and agents.

"<u>Letter of Credit</u>" means a letter of credit (as that term is defined in the Code) issued by Lender.

"<u>Letter of Credit Agreements</u>" means a Letter of Credit Application, together with any and all related letter of credit agreements pursuant to which Lender agrees to issue, amend, or extend a Letter of Credit, or pursuant to which Borrower agrees to reimburse Lender for all Letter of Credit Disbursements, each such application and related agreement to be in the form specified by Lender from time to time.

"<u>Letter of Credit Application</u>" means an application requesting Lender to issue, amend, or extend a Letter of Credit, each such application to be in the form specified by Lender from time to time.

"<u>Letter of Credit Collateralization</u>" means either (a) providing cash collateral (pursuant to documentation reasonably satisfactory to Lender, including provisions that specify that the Letter of Credit fee and all usage charges set forth in this Agreement and the Letter of Credit Agreements will continue to accrue while the Letters of Credit are outstanding) to be held by Lender for the benefit of Lender in an amount equal to 105% of the then existing Letter of Credit Usage, (b) delivering to Lender the original of each Letter of Credit, together with documentation executed by all beneficiaries under each Letter of Credit in form and substance acceptable to Lender terminating all of such beneficiaries' rights under such Letters of Credit, or (c) providing Lender with a standby letter of credit, in form and substance reasonably satisfactory to Lender, from a commercial bank acceptable to Lender (in its sole discretion) in an amount equal to 105% of the then existing Letter of Credit Usage (it being understood that the Letter of Credit fee and all usage charges set forth in this Agreement will continue to accrue while the Letters of Credit are outstanding and that any such fees that accrue must be an amount that can be drawn under any such standby letter of credit).

"<u>Letter of Credit Disbursement</u>" means a payment made by Lender pursuant to a Letter of Credit.

"<u>Letter of Credit Usage</u>" means, as of any date of determination, the sum of (i) the aggregate undrawn amount of all outstanding Letters of Credit, and (ii) the aggregate amount of outstanding reimbursement obligations with respect to Letters of Credit which remain unreimbursed or which have not been paid through an Advance under the Revolving Credit Facility.

"<u>LIBOR</u>" means the rate per annum (rounded upward, if necessary, to the nearest whole $1/8^{th}$ of one percent (1%)) determined pursuant to the following formula:

$$\text{LIBOR} = \frac{\text{Base LIBOR}}{100\% - \text{LIBOR Reserve Percentage}}$$

For purposes of this definition, "Base LIBOR" means the rate per annum for United States dollar deposits quoted by Lender (i) for the purpose of calculating the effective floating rate for Floating Rate Advances that reference Daily Three Month LIBOR as the Inter-Bank Market Offered Rate in effect from time to time for three (3) month delivery of funds in amounts approximately equal to the principal amount of such loans, or (ii) for the purpose of calculating the effective Fixed Rate for loans making reference to LIBOR as the Inter-Bank Market Offered Rate on the first day of a Fixed Rate Interest Period for delivery of funds on said date for a period of time approximately equal to the number of days in the Fixed Rate Interest Period and in an amount approximately equal to the principal amount to which the Fixed Rate Interest Period applies. Borrower understand and agree that Lender may base its quotation of the Inter-Bank Market Offered Rate upon such offers or other market indicators of the Inter-Bank Market as Lender in its discretion deems appropriate, including but not limited to the rate offered for U.S. dollar deposits on the London Inter-Bank Market.

"LIBOR Reserve Percentage" means the reserve percentage prescribed by the Board of Governors of the Federal Reserve System (or any successor) for "Eurocurrency Liabilities" (as defined in Regulation D of the Federal Reserve Board, as amended), adjusted by Lender for expected changes in such reserve percentage during the applicable term of this Agreement.

"Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or other), security interest, or other security arrangement and any other preference, priority, or preferential arrangement of any kind or nature whatsoever, including any conditional sale contract or other title retention agreement, the interest of a lessor under a Capital Lease and any synthetic or other financing lease having substantially the same economic effect as any of the foregoing.

"Loan Account" has the meaning specified therefor in Section 2.8 of this Agreement.

"Loan Documents" means this Agreement, any Borrowing Base Certificate, the Control Agreements, the Cash Management Documents, the GFN Mfg Guaranty, the GFN Guaranty, the GFN Mfg Security Agreement, the Seller Subordination Agreement, the GFN Subordination Agreement, the GFN Mfg. Subordination Agreement, the Collateral Assignment of Acquisition Documents, the Letters of Credit, any note or notes executed by Borrower in connection with this Agreement and payable to Lender, any Letter of Credit Applications and other Letter of Credit Agreements entered into by Borrower in connection with this Agreement, and any other instrument or agreement entered into, now or in the future, by any Loan Party or any of its Subsidiaries and Lender in connection with this Agreement, but specifically excluding all Hedge Agreements.

"Loan Management Service" means Lender's proprietary automated loan management program currently known as "Loan Manager" and any successor service or product of Lender which performs similar services.

"Loan Party" means Borrower and any Guarantor (collectively, "Loan Parties"); provided, however, that GFN shall cease to be a Loan Party upon termination of the GFN Guaranty.

"Lockbox" means "Lockbox" as defined and described in the Cash Management Documents.

"Margin Stock" as defined in Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time.

"Material Adverse Change" means (a) a material adverse change in the business, prospects, operations, results of operations, assets, liabilities or condition (financial or otherwise) of the Loan Parties and their Subsidiaries taken as a whole, (b) a material impairment of a Loan Party's and its Subsidiaries' ability to perform their obligations under the Loan Documents to which it is a party or of the Lender's ability to enforce the Obligations or realize upon the Collateral, (c) a material impairment of the enforceability or priority of Lender's Liens with respect to the Collateral as a result of an action or failure to act on the part of any Loan Party or its Subsidiaries, or (d) any claim against any Loan Party or its Subsidiaries or threat of litigation which if determined adversely to any Loan Party or any of its Subsidiaries, would result in the occurrence of an event described in clauses (a), (b) or (c) above.

"Material Contract" means, with respect to any Person, (i) each contract or agreement to which such Person or any of its Subsidiaries is a party involving aggregate consideration payable to or by such Person or such Subsidiary of $50,000 or more (other than purchase orders in the ordinary course of the business of such Person or such Subsidiary), and (ii) all other contracts or agreements, the loss of which could reasonably be expected to result in a Material Adverse Change.

"Maturity Date" has the meaning specified therefor in Section 2.9 of this Agreement.

"Maximum Credit" means $15,000,000.

"Maximum Revolver Amount" means $12,000,000, decreased by permanent reductions in such amount made in accordance with Section 2.11 of this Agreement.

"Minimum Fixed Rate Advance Amount" means (i) with respect to Advances, $1,000,000; (ii) with respect to the Equipment Term Loan, $200,000; (iii) with respect to Term Loan "B", $500,000; and (iv) with respect to CAPEX Loans, $500,000.

"Minimum Interest Charge" has the meaning specified therefor in Schedule 2.12.

"Moody's" has the meaning specified therefor in the definition of Cash Equivalents.

"Multiemployer Plan" means a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) to which Borrower or any of its Subsidiaries or any ERISA Affiliate contributes or is obligated to contribute.

"Negotiable Collateral" means letters of credit, letter-of-credit rights, instruments, promissory notes, drafts and documents (as each such term is defined in the Code).

"Net Liquidation Percentage" means the percentage of the cost of Borrower's Inventory that is estimated to be recoverable in an orderly liquidation of such Inventory as set forth in the most recent acceptable appraisal received by Lender and upon which Lender may rely, net of all operating expenses and associated costs and expenses of such liquidation, such percentage to be as determined from time to time by an appraisal company selected or approved by Lender.

"Net Orderly Liquidation Value" shall mean, as to Eligible Inventory, at any time, the value of such Eligible Inventory, determined on an orderly liquidation basis, reduced by commissions, fees, costs and expenses reasonably contemplated in connection with the liquidation thereof, as set forth in the most recent appraisal delivered, at the sole cost and expense of Borrower, to Lender, as to the Eligible Inventory, in form, scope, and methodology acceptable to Lender and performed by an appraiser acceptable to Lender, addressed to Lender and upon which Lender is permitted to rely.

"Non-Financed Capital Expenditures" means Capital Expenditures not financed by the seller of the capital asset, by a third party lender or by means of any extension of credit by Lender other than by means of an Advance under the Revolving Credit Facility;

"Obligations" means (a) all loans (including the Term Loan and the Advances), debts, principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), reimbursement or indemnification obligations with respect to Letters of Credit (irrespective of whether contingent), premiums, liabilities (including all amounts charged to the Loan Account pursuant to this Agreement), obligations (including indemnification obligations), fees, Lender Expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), guaranties, and all covenants and duties of any other kind and description owing by any Loan Party pursuant to or evidenced by this Agreement or any of the other Loan Documents and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that Borrower or any Loan Party is required to pay or reimburse by the Loan Documents or by law or otherwise in connection with the Loan Documents, and (b) all Bank Product Obligations. Any reference in this Agreement or in the Loan Documents to the Obligations shall include all or any portion thereof and any extensions, modifications, renewals, or alterations thereof, both prior and subsequent to any Insolvency Proceeding.

"OFAC" means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

"Overadvance Amount" has the meaning specified therefor in Section 2.4(f) of this Agreement

"Pass-Through Tax Liabilities" means the amount of state and federal income tax paid or to be paid by the owner of any Stock in Borrower on taxable income earned by Borrower and attributable to such owner of Stock as a result of Borrower's "pass-through" tax status, assuming the highest marginal income tax rate for federal and state (for the state or states in which any owner of Stock is liable for income taxes with respect to such income) income tax purposes, after taking into account any deduction for state income taxes in calculating the federal income tax liability and all other deductions, credits, deferrals and other reductions available to such owners of Stock from or through Borrower.

"Patents" means patents and patent applications, including (i) the patents and patent applications listed on Schedule 5.26(b) to the Information Certificate, (ii) all continuations, divisionals, continuations-in-part, re-examinations, reissues, and renewals thereof and improvements thereon, (iii) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof, (iv) the right to sue for past, present, and future infringements thereof, and (v) all of each Loan Party's rights corresponding thereto throughout the world.

"Patent and Trademark Security Agreement" means each Patent and Trademark Security Agreement executed and delivered by the applicable Loan Party, in form and substance acceptable to Lender.

"Patriot Act" has the meaning specified therefor in Section 5.18 of this Agreement.

"Pension Plan" means a pension plan (as defined in Section 3(2) of ERISA) maintained for employees of Borrower or any of its Subsidiaries or any ERISA Affiliate and covered by Title IV of ERISA.

"PEP" has the meaning given the term "Politically Exposed Person" by the Wolfsberg Group of eleven global banks, as set forth at www.wolfsberg-principles.com

"Permitted Discretion" means a determination made in the exercise of reasonable (from the perspective of a secured lender) business judgment.

"Permitted Dispositions" means:

        (a)   sales, abandonment, or other dispositions of Equipment that is substantially worn, damaged, or obsolete in the ordinary course of business;

        (b)   sales of Inventory to buyers in the ordinary course of business;

        (c)   the granting of Permitted Liens;

        (d)   the making of a Restricted Junior Payment that is expressly permitted to be made pursuant to this Agreement; and

        (e)   the making of a Permitted Investment.

"Permitted Holder" means Ronald F. Valenta or Lydia D. Valenta.

"Permitted Indebtedness" means:

        (a)   Indebtedness evidenced by this Agreement or the other Loan Documents;

        (b)   Indebtedness set forth on Schedule 5.19 to the Information Certificate and any Refinancing Indebtedness in respect of such Indebtedness;

        (c)   Permitted Purchase Money Indebtedness and any Refinancing Indebtedness in respect of such Indebtedness;

        (d)   endorsement of instruments or other payment items for deposit;

        (e)   the incurrence by Borrower or its Subsidiaries of Indebtedness under Hedge Agreements that are incurred for the bona fide purpose of hedging the interest rate, commodity, or foreign currency risks associated with Borrower's and its Subsidiaries' operations and not for speculative purposes;

        (f)   Indebtedness incurred in respect of Bank Products other than pursuant to Hedge Agreements;

        (g)   Indebtedness composing Permitted Investments; and

        (h)   Indebtedness incurred in connection with a Permitted Real Property Acquisition.

"Permitted Intercompany Advances" means loans made by (a) a Loan Party to another Loan Party, (b) a Subsidiary of a Loan Party which is not a Loan Party to another Subsidiary of a Loan Party which is not a Loan Party, (c) a Subsidiary of a Loan Party which is not a Loan Party to a Loan Party, so long as the parties thereto are party to the Intercompany Subordination Agreement.

"Permitted Investments" means:

        (a)   Investments in cash and Cash Equivalents;

        (b)   Investments in negotiable instruments deposited or to be deposited for collection in the ordinary course of business;

(c)   advances made in connection with purchases of Goods or services in the ordinary course of business;

(d)   Investments owned by any Loan Party or any of its Subsidiaries on the Closing Date and set forth on <u>Schedule P-1</u>;

(e)   Permitted Intercompany Advances; and

(f)   Investments resulting from entering into (i) Bank Product Agreements, or (ii) agreements relative to Indebtedness that is permitted under clause (g) of the definition of Permitted Indebtedness.

"<u>Permitted Liens</u>" means

(a)   Liens granted to, or for the benefit of, Lender to secure the Obligations;

(b)   Liens for unpaid taxes, assessments, or other governmental charges or levies that either (i) are not yet delinquent, or (ii) do not have priority over Lender's Liens and the underlying taxes, assessments, or charges or levies are the subject of Permitted Protests;

(c)   judgment Liens arising solely as a result of the existence of judgments, orders, or awards that do not constitute an Event of Default under <u>Section 9.3</u> of the Agreement;

(d)   Liens set forth on <u>Schedule P-2</u>; <u>provided</u>, <u>however</u>, that to qualify as a Permitted Lien, any such Lien described on <u>Schedule P-2</u> shall only secure the Indebtedness that it secures on the Closing Date and any Refinancing Indebtedness in respect thereof;

(e)   the interests of lessors under operating leases and non-exclusive licensors under license agreements;

(f)   purchase money Liens or the interests of lessors under Capital Leases to the extent that such Liens or interests secure Permitted Purchase Money Indebtedness and so long as (i) such Lien attaches only to the asset purchased or acquired and the proceeds thereof, and (ii) such Lien only secures the Indebtedness that was incurred to acquire the asset purchased or acquired or any Refinancing Indebtedness in respect thereof;

(g)   Liens that are replacements of Permitted Liens to the extent that the original Indebtedness is the subject of permitted Refinancing Indebtedness and so long as the replacement Liens only encumber those assets that secured the original Indebtedness; and

(h)   Liens in real property and improvements (but no other assets of any Loan Party) securing Indebtedness approved by Lender as part of a Permitted Real Property Acquisition.

"<u>Permitted Payment Conditions</u>" means, with respect to each payment of any interest, principal, fees or other amounts in respect of any Subordinated Indebtedness, that each of the following conditions shall have been satisfied as of, and immediately after giving effect to, the applicable payment:

(a)   no Default or Event of Default shall have occurred and be continuing or would result from such payment;

(b)   such payment shall then be required to be made under the instruments evidencing the applicable Subordinated Indebtedness (or shall represent a permitted catch-up payment under the express terms of the applicable Subordination Agreement);

(c)   in the case of a payment in respect of the GFN Subordinated Debt, such payment (i) shall be made after the first anniversary of the Closing Date, (ii) shall represent only quarterly accrued but unpaid interest in respect of the GFN Subordinated Debt, and (iii) the Borrower shall have Excess Availability of at least $1,800,000 (including any amount retained in the Restricted Account) or $1,500,000 (after deposits in the Restricted Account have been released to Borrower) for each of the 30 days immediately preceding the proposed payment and immediately after giving effect to such payment;

(d) in the case of a payment in respect of the GFN Mfg. Subordinated Debt, such payment (i) shall represent accrued but unpaid interest in respect of the GFN Mfg. Subordinated Debt and the regularly scheduled payment of principal in accordance with the amortization schedule set forth in the applicable subordinated note and (ii) the Borrower shall have Excess Availability of at least $1,800,000 (including any amount retained in the Restricted Account) or $1,500,000 (after deposits in the Restricted Account have been released to Borrower) for each of the 30 days immediately preceding the proposed payment and immediately after giving effect to such payment;

(e)   in the case of a payment in respect of the Seller Promissory Note, such payment (i) shall be made from and after the end of thirteenth completed calendar month following the Closing Date, (ii) shall represent a regularly scheduled payment of principal and accrued but unpaid interest in accordance with the Seller Promissory Note and (iii) the Borrower shall have Excess Availability of at least $1,500,000 for each of the 30 days immediately preceding the proposed payment and immediately after giving effect to such payment; and

(f)   in the case of any incremental advances made by GFN or GFN Mfg. to Borrower from and after the Closing Date on terms approved in writing by Lender, such payment shall (i) be made only after the first anniversary of the Closing Date, (ii) represent a regularly scheduled payment on the terms approved by Lender, and (iii) the Borrower shall have Excess Availability of at least $1,800,000 (including any amount retained in the Restricted Account) or $1,500,000 (after deposits in the Restricted Account have been released to Borrower) for each of the 30 days immediately preceding the proposed payment and immediately after giving effect to such payment.

"Permitted Preferred Stock" means and refers to any Preferred Stock issued by Borrower (and not by one or more of its Subsidiaries) that is not Prohibited Preferred Stock.

"Permitted Protest" means the right of Borrower or any other Loan Party or any of their respective Subsidiaries to protest any Lien (other than any Lien that secures the Obligations), taxes (other than payroll taxes or taxes that are the subject of a United States federal tax lien), or rental payment, provided that (a) a reserve with respect to such obligation is established on Borrower's or its Subsidiaries' books and records in such amount as is required under GAAP, (b) any such protest is instituted promptly and prosecuted diligently by Borrower or its Subsidiary or Loan Party, as applicable, in good faith, and (c) Lender is satisfied that, while any such protest is pending, there will be no impairment of the enforceability, validity, or priority of any of Lender's Liens.

"Permitted Purchase Money Indebtedness" means, as of any date of determination, Purchase Money Indebtedness incurred after the Closing Date in an aggregate principal amount outstanding at any one time not in excess of $1,500,000.

"Permitted Real Property Acquisition" means any Loan Party's acquisition of Real Property in whole or in part financed by third-party Indebtedness secured by such Real Property, to the extent Lender shall have (a) approved the terms of such Indebtedness and the scope of the Liens securing the same, (b) confirmed that payment of the relevant lease or debt payments in respect of such acquisition will not violate the financial covenants contained in this Agreement on a pro forma basis, and (c) Borrower shall have delivered such mortgagee consents and waivers (or subordination, non-disturbance and attornment agreements in the case of a lease to Borrower) as Lender may require to assure continued access to the applicable property upon default in respect of the underlying mortgage or lease.

"Person" means natural persons, corporations, limited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

"Plan" means an employee benefit plan (as defined in Section 3(3) of ERISA) maintained for employees of Borrower or any of its Subsidiaries or any ERISA Affiliate.

"Preferred Stock" means, as applied to the Stock of any Person, the Stock of any class or classes (however designated) that is preferred with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Stock of any other class of such Person.

"Prime Rate" means at any time the rate of interest most recently announced by Lender at its principal office as its Prime Rate, with the understanding that the Prime Rate is one of Lender's base rates, and serves as the basis upon which effective rates of interest are calculated for those loans making reference to it, and is evidenced by its recording in such internal publication or publications as Lender may designate. Each change in the rate of interest shall become effective on the date each Prime Rate change is announced by Lender.

"Proceeds" has the meaning specified therefor in Schedule 1.1, definition of "Collateral".

"Prohibited Preferred Stock" means any Preferred Stock that by its terms is mandatorily redeemable or subject to any other payment obligation (including any obligation to pay dividends, other than dividends of shares of Preferred Stock of the same class and series payable in kind or dividends of shares of common stock) on or before a date that is less than 1 year after the Maturity Date, or, on or before the date that is less than 1 year after the Maturity Date, is redeemable at the option of the holder thereof for cash or assets or securities (other than distributions in kind of shares of Preferred Stock of the same class and series or of shares of common stock).

"Projections" means Borrower's forecasted (a) balance sheets, (b) profit and loss statements, (c) Availability projections, and (d) cash flow statements, all prepared on a basis consistent with Borrower's historical financial statements, together with appropriate supporting details and a statement of underlying assumptions.

"Protective Advance" has the meaning specified therefor in Section 2.3(d).

"PTO" means the United States Patent and Trademark Office.

"Purchase Money Indebtedness" means Indebtedness (other than the Obligations, but including Capitalized Lease Obligations), incurred at the time of, or within 20 days after, the acquisition of any fixed assets for the purpose of financing all or any part of the acquisition cost thereof.

"Qualified Cash" means, as of any date of determination, the amount of unrestricted cash and Cash Equivalents of Borrower and its Subsidiaries that is in Deposit Accounts or in Securities Accounts, or any combination thereof, and which such Deposit Account or Securities Account is the subject of a Control Agreement and is maintained by a branch office of the bank or securities intermediary located within the United States.

"Real Property" means any estates or interests in real property now owned or hereafter acquired by a Loan Party and the improvements thereto.

"Real Property Collateral" means the Real Property identified on Schedule R-1 and any Real Property hereafter acquired by any Loan Party.

"Record" means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

"Refinancing Indebtedness" means refinancings, renewals, or extensions of Indebtedness so long as:

(a)   such refinancings, renewals, or extensions do not result in an increase in the principal amount of the Indebtedness so refinanced, renewed, or extended, other than by the amount of premiums paid thereon and the fees and expenses incurred in connection therewith and by the amount of unfunded commitments with respect thereto,

(b)   such refinancings, renewals, or extensions do not result in a shortening of the average weighted maturity (measured as of the refinancing, renewal, or extension) of the Indebtedness so refinanced, renewed, or extended, nor are they on terms or conditions that, taken as a whole, are or could reasonably be expected to be materially adverse to the interests of Lender,

(c)   if the Indebtedness that is refinanced, renewed, or extended was subordinated in right of payment to the Obligations, then the terms and conditions of the refinancing, renewal, or extension must include subordination terms and conditions that are at least as favorable to the Lender as those that were applicable to the refinanced, renewed, or extended Indebtedness, and

(d)   the Indebtedness that is refinanced, renewed, or extended is not recourse to any Person that is liable on account of the Obligations other than those Persons which were obligated with respect to the Indebtedness that was refinanced, renewed, or extended.

"Remedial Action" means all actions taken to (a) clean up, remove, remediate, contain, treat, monitor, assess, evaluate, or in any way address Hazardous Materials in the indoor or outdoor environment, (b) prevent or minimize a release or threatened release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) restore or reclaim natural resources or the environment, (d) perform any pre-remedial studies, investigations, or post-remedial operation and maintenance activities, or (e) conduct any other actions with respect to Hazardous Materials required by Environmental Laws.

"Required Equity" has the meaning specified therefor in clause (x) of Exhibit B.

"Required Equity Documents" means any instruments or agreements entered into by Borrower in connection with the obtaining by Borrower of the Required Equity.

"Reserves" means, as of any date of determination, the sum of (a) an amount or percent of a specified item or category of items that Lender establishes from time to time in its Permitted Discretion to reduce Availability under the Borrowing Base or the Maximum Revolver Amount to reflect (i) such matters, events, conditions, contingencies or risks which affect or which may reasonably be expected to affect the assets, business or prospects of Borrower, any other Loan Party or the Collateral or its value or the enforceability, perfection or priority of Lender's security interest in the Collateral, or (ii) Lender's judgment that any collateral report or financial information relating to Borrower or any other Loan Party delivered to Lender is incomplete, inaccurate or misleading in any material respect, *plus* (b) the Dilution Reserve and the Bank Product Reserve Amount, *plus* (c) reserves in respect of events or circumstances described in Sections 9.3 and 9.14 (notwithstanding the thresholds for Event of Default specified in such section have not been reached), *plus* claims or potential claims in respect of the Borrower's business conduct, operations, practices or assets that could increase the cost of Borrower's operations or require material changes to Borrower's business conduct, operations, practices or assets.

"Restricted Account" means a deposit account of Borrower or Lender into which $1,000,000 shall be funded as of the Closing Date and which shall be maintained by Borrower for the benefit of Lender as supplemental cash collateral for such period as set forth in this Agreement.

"Restricted Junior Payment" means (a) declaration or payment of any dividend or the making any other payment or distribution on account of Stock issued by any Loan Party (including any payment in connection with any merger or consolidation involving any Loan Party) or to the direct or indirect holders of Stock issued by any Loan Party in their capacity as such (other than dividends or distributions payable in Stock (other than Prohibited Preferred Stock) issued by any Loan Party), or (b) any purchase, redemption, or other acquisition or retirement for value (including in connection with any merger or consolidation involving any Loan Party) of any Stock issued by any Loan Party.

"Revolver Usage" means, as of any date of determination, the sum of (a) the amount of outstanding Advances, *plus* (b) the amount of the Letter of Credit Usage.

"Revolving Credit Facility" means the $12,000,000 revolving line of credit facility described in Section 2.1 pursuant to which Lender provides Advances to Borrower and issues Letters of Credit for the account of Borrower.

"Sanctioned Entity" means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC.

"Sanctioned Person" means a person named on the list of Specially Designated Nationals maintained by OFAC.

"S&P" has the meaning specified therefor in the definition of Cash Equivalents.

"SEC" means the United States Securities and Exchange Commission and any successor thereto.

"Securities Account" means a securities account (as that term is defined in the Code).

"Securities Act" means the Securities Act of 1933, as amended from time to time, and any successor statute.

"Security Interest" has the meaning specified therefor in Section 3.1 of this Agreement.

"Seller Promissory Note" means that certain Promissory Note, dated as of October 1, 2012, in the aggregate principal amount of $2,000,000, made by GFN Mfg. payable to the order of Shane Boston.

"Sellers" means Shane Boston and Tim D. Jacobs.

"Seller Subordination Agreement" means that certain Subordination Agreement, dated as of even date with this Agreement, between Shane Boston and Lender.

"Solvent" means, with respect to any Person on a particular date, that, (i) at fair valuations, the sum of such Person's assets (and including as assets for this purpose all rights of subrogation, contribution or indemnification arising pursuant to any guarantees given by such Person) is greater than all of such Person's debts and including subordinated and contingent liabilities computed at the amount which, such person has a reasonable basis to believe, represents an amount which can reasonably be expected to become an actual or matured liability (and including as to contingent liabilities arising pursuant to any guarantee the face amount of such liability as reduced to reflect the probability of it becoming a matured liability); and (ii) such Person is able to pay its debts as they mature and has (and has a reasonable basis to believe it will continue to have) sufficient capital (and not unreasonably small capital) to carry on its business consistent with its practices as of the date hereof.

"Stock" means all shares, options, warrants, interests, participations, or other equivalents (regardless of how designated) of or in a Person, whether voting or nonvoting, including common stock, preferred stock, or any other "equity security" (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the SEC under the Exchange Act).

"Subordinated Indebtedness" means (a) the GFN Subordinated Debt, (b) the GFN Mfg. Subordinated Debt, (c) the indebtedness evidenced by the Seller Promissory Note and (d) such additional subordinated Indebtedness as may be advanced by GFN or GFN Mfg. to Borrower from time to time following the Closing Date on terms approved in writing by Lender in its Permitted Discretion and to the extent such incremental advances, and any Liens securing the same, shall be subordinated to the Obligations (together with the related Liens) on terms acceptable to Lender (provided that such terms of Subordination shall permit repayment on the Lender-approved terms subject to fulfillment of the Permitted Payment Conditions).

"Subordination Agreement" means, as appropriate, the Seller Subordination Agreement, the GFN Subordination Agreement or the GFN Mfg. Subordination Agreement.

"Subsidiary" of a Person means a corporation, partnership, limited liability company, or other entity in which that Person directly or indirectly owns or controls the shares of Stock having ordinary voting power to elect a majority of the board of directors (or appoint other comparable managers) of such corporation, partnership, limited liability company, or other entity.

"Supporting Obligations" means supporting obligations (as such term is defined in the Code), and includes letters of credit and guaranties issued in support of Accounts, Chattel Paper, documents, General Intangibles, instruments or Investment Related Property.

"Taxes" means any taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein with respect to such payments and all interest, penalties or similar liabilities with respect thereto; provided, however, that Taxes shall exclude any tax imposed on the net income or net profits of Lender (including any branch profits taxes), in each case imposed by the jurisdiction (or by any political subdivision or taxing authority thereof in which Lender is organized or the jurisdiction (or by any political subdivision or taxing authority thereof) in which Lender's principal office is located in each case as a result of a present or former connection between Lender and the jurisdiction or taxing authority imposing the tax (other than any such connection arising solely from Lender having executed, delivered or performed its obligations or received payment under, or enforced its rights or remedies under this Agreement or any other Loan Document).

"Term Loan 'B'" has the meaning specified therefor in Section 2.2(b) of this Agreement.

"Termination Date" has the meaning specified therefor in Section 2.9 of this Agreement

"Term Loan" has the meaning specified therefor in Section 2.2 of this Agreement.

"Term Loan Amount" means $3,000,000.

"Trademarks" means any and all trademarks, trade names, registered trademarks, trademark applications, service marks, registered service marks and service mark applications, including (i) the trade names, registered trademarks, trademark applications, registered service marks and service mark applications listed on Schedule 5.26(b) to the Information Certificate, (ii) all renewals thereof, (iii) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past or future infringements or dilutions thereof, (iv) the right to sue for past, present and future infringements and dilutions thereof, (v) the goodwill of each Loan Party's business symbolized by the foregoing or connected therewith, and (vi) all of each Loan Party's rights corresponding thereto throughout the world.

"TTM EBITDA" means, as of any date of determination, EBITDA of Borrower for the 12 month period most recently ended.

"Uniform Customs" means the Uniform Customs and Practice for Documentary Credits (2007 Revision), effective July, 2007 International Chamber of Commerce Publication No. 600.

"United States" means the United States of America.

"Unused Amount" has the meaning specified therefor in Schedule 2.12 of this Agreement.

"URL" means "uniform resource locator," an internet web address.

"Value" means, as determined by Lender in good faith, with respect to Inventory, the lower of (a) cost computed on a first-in first-out basis in accordance with GAAP or (b) market value, provided that for purposes of the calculation of the Borrowing Base, (i) the Value of the Inventory shall not include: (A) the portion of the value of Inventory equal to the profit earned by any Affiliate on the sale thereof to Borrower or (B) write-ups or write-downs in value with respect to currency exchange rates and (ii) notwithstanding anything to the contrary contained herein, the cost of the Inventory shall be computed in the same manner and consistent with the most recent appraisal of the Inventory received and accepted by Lender, if any.

"Voidable Transfer" has the meaning specified therefor in Section 17.7 of this Agreement.

b.   **Accounting Terms**. All accounting terms not specifically defined herein shall be construed in accordance with GAAP; provided, however, that if Borrower notifies Lender that Borrower requests an amendment to any provision hereof to eliminate the effect of any change in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants (or successor thereto or any agency with similar functions) (an "Accounting Change") occurring after the Closing Date, or in the application thereof (or if Lender notifies Borrower that Lender requests an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such Accounting Change or in the application thereof, then Lender and Borrower agree that they will negotiate in good faith amendments to the provisions of this Agreement that are directly affected by such Accounting Change with the intent of having the respective positions of the Lender and Borrower after such Accounting Change conform as nearly as possible to their respective positions as of the date of this Agreement and, until any such amendments have been agreed upon, the provisions in this Agreement shall be calculated as if no such Accounting Change had occurred. Whenever used herein, the term "financial statements" shall include the footnotes and schedules thereto. Whenever the term "Borrower" is used in respect of a financial covenant or a related definition, it shall be understood to mean Borrower and its Subsidiaries on a consolidated basis, unless the context clearly requires otherwise.

c.   **Code**. Any terms used in this Agreement that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein.

d.   **Construction**. Unless the context of this Agreement or any other Loan Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms "includes" and "including" are not limiting, and the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or." The words "hereof," "herein," "hereby," "hereunder," and similar terms in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular provision of this Agreement or such other Loan Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement or in any other Loan Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). The words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts, and contract rights. Any reference herein or in any other Loan Document to the satisfaction, repayment, or payment in full of the Obligations shall mean the repayment in full in cash or immediately available funds (or, (a) in the case of contingent reimbursement obligations with respect to Letters of Credit, providing Letter of Credit Collateralization, and (b) in the case of obligations with respect to Bank Products (other than Hedge Obligations), providing Bank Product Collateralization) of all of the Obligations (including the payment of any Lender Expenses that have accrued irrespective of whether demand has been made therefor and the payment of any termination amount then applicable (or which would or could become applicable as a result of the repayment of the other Obligations) under Hedge Agreements) other than unasserted contingent indemnification Obligations. Any reference herein to any Person shall be construed to include such Person's successors and assigns. Any requirement of a writing contained herein or in any other Loan Document shall be satisfied by the transmission of a Record.

e.   **Schedules and Exhibits**. All of the schedules and exhibits attached to this Agreement shall be deemed incorporated herein by reference.

<u>**Schedule 2.12**</u>

TO CREDIT AND SECURITY AGREEMENT

Borrower shall pay to Lender each of the following fees:

On the Closing Date:

Origination Fee. A one time origination fee of $112,500, which shall be fully earned upon the execution of this Agreement and payable as follows: $56,250 on the Closing Date and $56,250 on the first anniversary of the Closing Date.

Monthly:

(a)   **Unused Fee**. An unused line fee of 0.25% per annum of the daily average of the Maximum Revolver Amount reduced by outstanding Advances and the L/C Amount (the "<u>Unused Amount</u>"), from the date of this Agreement to and including the Termination Date, which unused line fee shall be payable monthly in arrears on the first day of each month and on the Termination Date.

(b)   **Collateral Monitoring Fee**. A fee at the rates established from time to time by Lender as its Collateral monitoring fees (which fees are currently $1,000 per month), due and payable monthly in advance on the first day of the month and on the Termination Date.

(c)   **Cash Management Fees**. Service fees to Lender for Cash Management Services provided pursuant to the Cash Management Documents, Bank Product Agreements or any other agreement entered into by the parties, in the amount prescribed in Lender's current service fee schedule.

 (d)   **Minimum Interest Charge**. Notwithstanding the other terms of Section 2 to the contrary, at least $30,000 of interest each quarter (the "<u>Minimum Interest Charge</u>") during the term of this Agreement, and Borrower shall pay any deficiency between the Minimum Interest Charge and the amount of interest otherwise payable on the first day of each quarter and on the Termination Date and continuing until all of the Obligations are paid in full in cash. When calculating this deficiency, the Default Rate set forth in Section 2.6(d), if applicable, shall be disregarded.

Annually:

(a)   **Letter of Credit Fees.** A Letter of Credit fee (in addition to the charges, commissions, fees, and costs set forth in <u>Section 2.13(e)</u>) which shall accrue at a rate equal to 2.00% per annum *times* the Daily Balance of the undrawn amount of all outstanding Letters of Credit. All fees upon the occurrence of any other activity with respect to any Letter of Credit (including, without limitation, the issuance, transfer, amendment, extension or cancellation of any Letter of Credit and honoring of draws under any Letter of Credit) determined in accordance with Lender's standard fees and charges then in effect for such activity.

Other:

(a)   **Collateral Exam Reimbursement**. Lender's costs and expenses in connection with any collateral exams, audits or inspections conducted by or on behalf of Lender at the current rates established from time to time by Lender as its fee for collateral exams, audits or inspections (which fees are currently $135 per hour per collateral examiner), together with all actual out-of-pocket costs and expenses incurred in conducting any collateral exam, audit, or inspection; provided, however, Lender and Borrower may agree to a limit on recurring aggregate costs and expenses subject to reimbursement pursuant to

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all or a portion of this provision following timely satisfaction of the Inventory Appraisal Condition.

(b) **Termination, Reduction and Prepayment Fees**. If (i) Lender terminates the Revolving Credit Facility after the occurrence of an Event of Default, or (ii) Borrower terminates the Revolving Credit Facility on a date prior to the Maturity Date, or (iii) Borrower reduces the Maximum Revolver Amount or if Borrower and Lender agree to reduce the Maximum Revolver Amount, or (iv) Borrower prepays all or any portion of the Term Loan, then Borrower shall pay Lender as liquidated damages a termination, reduction, or prepayment fee in an amount equal to a percentage of the Maximum Credit in the case of a termination of the Revolving Credit Facility, a percentage of the amount of reduction of the Maximum Revolver Amount in the case of a reduction in the Maximum Revolver Amount or a percentage of the amount of prepayment of the Term Loan, as the case may be) calculated as follows: (A) two percent (2.0%) if the termination, reduction, or prepayment occurs on or before the first anniversary of the first Advance; (B) one percent (1.0%) if the termination, reduction, or prepayment occurs after the first anniversary of the first Advance, but on or before the second anniversary of the first Advance; and (C) zero percent (0.0%) if the termination, reduction or prepayment occurs after the second anniversary of the first Advance. If, with the consent of Lender (which consent may be withheld by Lender in its sole discretion), the Credit Facility is transferred to another Subsidiary or operating division of Lender 18 months or more after the first Advance, such transfer shall not be deemed a termination, reduction or prepayment resulting in the payment of termination reduction or prepayment fees provided that Borrower agrees, at the time of transfer, to the payment of comparable fees in an amount not less than that set forth in this Agreement in the event that any credit facilities extended after such transfer are thereafter terminated early, reduced or prepaid.

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Schedule 6.1

TO CREDIT AND SECURITY AGREEMENT

Deliver to Lender, each of the financial statements, reports, or other items set forth below at the following times in form satisfactory to Lender:

as soon as available, but in any event within 30 days after the end of each month	(a) an unaudited consolidated balance sheet, income statement, statement of cash flow, and statement of owner's equity covering GFN Mfg. and its Subsidiaries (including Borrower) during such period and compared to the prior period and plan, together with a corresponding discussion and analysis of results from management; and (b) a Compliance Certificate along with the underlying calculations, including the calculations to arrive at EBITDA and the other components of the Fixed Charge Coverage Ratio to the extent applicable.
as soon as available, but in any event within 45 days after the end of each fiscal quarter	(a) the unaudited consolidated financial statements of GFN and its Subsidiaries for each fiscal quarter, including consolidated balance sheet, income statement, statement of cash flow, and statement of owner's equity covering.
as soon as available, but in any event within 90 days after the end of each fiscal year	(a) consolidated financial statements of GFN and its Subsidiaries for each such fiscal year, audited by GFN's independent certified public accountants, without any qualifications, by such accountants to have been prepared in accordance with GAAP (such audited financial statements to include a balance sheet, income statement, statement of cash flow, and statement of shareholder's equity).
as soon as available, but in any event within 120 days after the end of each fiscal year	(a) consolidated financial statements of GFN Mfg. and its Subsidiaries (including Borrower) for each such fiscal year, audited by GFN's independent certified public accountants, without any qualifications (including any (A) "going concern" or like qualification or exception, (B) qualification or exception as to the scope of such audit, or (C) qualification which relates to the treatment or classification of any item and which, as a condition to the removal of such qualification, would require an adjustment to such item), by such accountants to have been prepared in accordance with GAAP (such audited financial statements to include a balance sheet, income statement, statement of cash flow, and statement of owner's equity and, if prepared, such accountants' letter to management); and (b) a Compliance Certificate along with the underlying calculations, including the calculations to arrive at EBITDA to the extent applicable.
as soon as available, but in any event prior to the end of each fiscal year of Borrower,	(a) copies of Borrower's Projections, in form and substance (including as to scope and underlying assumptions) satisfactory to Lender, in its Permitted Discretion, for the forthcoming fiscal year, on a monthly basis, certified by the chief financial officer of Borrower as being such officer's good faith estimate of the financial performance of Borrower during the period covered thereby.
if and when filed by Borrower, GFN or GFN Mfg.,	(a) Form 10-Q quarterly reports, Form 10-K annual reports, and upon Lender's written request Form 8-K current reports; (b) any other filings made by Borrower with the SEC; and (c) any other information that is provided by Borrower to its shareholders generally.

Schedule 6.2

TO CREDIT AND SECURITY AGREEMENT

Provide Lender with each of the documents set forth below at the following times in form and substance satisfactory to Lender:

On the third Business Day of each week or more frequently if Lender requests	(a) a Borrowing Base Certificate; (b) an Account roll-forward with supporting details supplied from sales journals, collection journals, credit registers and any other records; (b) notice of all claims, offsets, or disputes asserted by Account Debtors with respect to Borrower's and its Subsidiaries' Accounts; and (c) copies of invoices together with corresponding shipping and delivery documents and credit memos together with corresponding supporting documentation with respect to invoices and credit memos in excess of an amount determined in the sole discretion of Lender from time to time.
On the first Business Day of each month or more frequently if Lender requests	(a) from and after satisfaction of the Inventory Appraisal Condition, Inventory system/perpetual reports specifying the cost of Borrower's and its Subsidiaries' Inventory, by location and by category, with additional detail showing additions to and deletions therefrom (delivered electronically in an acceptable format).
Monthly (no later than the 20th day of each month) or more frequently if Lender requests	(a) a monthly Account roll-forward, in a format acceptable to Lender in its discretion; (b) a detailed aging of Borrower's Accounts, together with a reconciliation to the monthly Account roll-forward and supporting documentation for any reconciling items noted (delivered electronically in an acceptable format); (c) a detailed calculation of those Accounts that are not eligible for the Borrowing Base; (d) from and after satisfaction of the Inventory Appraisal Condition, a detailed Inventory system/perpetual report (delivered electronically in an acceptable format); (e) a detailed calculation of Inventory categories that are not eligible for the Borrowing Base; and (f) a summary aging, by vendor, of Borrower's and its Subsidiaries' accounts payable (delivered electronically in an acceptable format).
Monthly (no later than the 30th day of each month) or more frequently if Lender requests	(a) a reconciliation of Accounts aging, trade accounts payable aging, and Inventory perpetual of each Borrower to the general ledger and the monthly financial statements, including any book reserves related to each category.
Annually, or more frequently, if requested by Lender	(a) a detailed list of Borrower's and its Subsidiaries' customers, with address and contact information.
Upon request by Lender	(a) copies of purchase orders and invoices for Inventory and Equipment acquired by Borrower or its Subsidiaries, and (b) such other reports as to the Collateral or the financial condition of Borrower and its Subsidiaries, as Lender may reasonably request.

DA-3260363 v11 1286309-00035

TO CREDIT AND SECURITY AGREEMENT

FORM OF COMPLIANCE CERTIFICATE

[on Borrower's letterhead]

To: Wells Fargo Bank, National Association
  245 S. Los Robles Ave., Suite 700
  Pasadena, California 91101
  Attn: Relationship Manager

Re: Compliance Certificate dated [_____]

Ladies and Gentlemen:

Reference is made to that certain **Credit and Security Agreement** (the "Credit Agreement") dated as of October 1, 2012, by and among **WELLS FARGO BANK, NATIONAL ASSOCIATION**, ("Lender"), **SOUTHERN FRAC, LLC**, a Texas limited liability company (the "Borrower"), **GFN MANUFACTURING CORPORATION**, a Delaware corporation ("GFN Mfg"), and **GENERAL FINANCE CORPORATION**, a Delaware corporation ("GFN", and together with GFN Mfg, the "Guarantors"). Capitalized terms used in this Compliance Certificate have the meanings set forth in the Credit Agreement unless specifically defined herein.

Pursuant to Schedule 6.1 of the Credit Agreement, the undersigned officer of Borrower hereby certifies that:

1. The financial information of Borrower and its Subsidiaries furnished to Lender pursuant to Section 6.1 of the Credit Agreement has been prepared in accordance with GAAP (except for year-end adjustments and the lack of footnotes), and fairly presents in all material respects the financial condition of Borrower and its Subsidiaries.

2. Such officer has reviewed the terms of the Credit Agreement and has made, or caused to be made under his/her supervision, a review in reasonable detail of the transactions and condition of Borrower and its Subsidiaries during the accounting period covered by the financial statements delivered pursuant to Schedule 6.1 of the Credit Agreement.

3. Such review has not disclosed the existence on and as of the date hereof, and the undersigned does not have knowledge of the existence as of the date hereof, of any event or condition that constitutes a Default or Event of Default.

4. The representations and warranties of Borrower and its Subsidiaries set forth in the Credit Agreement and the other Loan Documents are true and correct in all material respects on and as of the date hereof (except to the extent they relate to a specified date).

5. Borrower and its Subsidiaries are in compliance with the applicable covenants contained in Section 8 of the Credit Agreement as demonstrated on Schedule 1 hereof.

IN WITNESS WHEREOF, this Compliance Certificate is executed by the undersigned this [_____] day of [_____], [_____].

          SOUTHERN FRAC, LLC

          By: _____
          Name: _____
          Title: _____

<u>**SCHEDULE 1 TO COMPLIANCE CERTIFICATE**</u>

Financial Covenants

1.   <u>**Fixed Charge Coverage Ratio**</u>**.**

              Borrower's and its Subsidiaries' Fixed Charge Coverage Ratio, measured on a month-end basis, for the [___] month period ending _____, _____ is ___:1.0, which **[is/is not]** greater than or equal to the amount set forth in <u>Section 8</u> of the Credit Agreement for the corresponding period.

              Or

              Borrower's Excess Availability was in excess of [$_____] [insert the applicable requirement from Section 8 for the applicable month] on each day during the immediately preceding calendar month[.] or [, except as follows: [insert dates of non-compliance.]

EXHIBIT B

TO CREDIT AND SECURITY AGREEMENT

CONDITIONS PRECEDENT

THE OBLIGATION OF LENDER TO MAKE ITS INITIAL EXTENSION OF CREDIT PROVIDED FOR IN THIS AGREEMENT IS SUBJECT TO THE FULFILLMENT, TO THE SATISFACTION OF LENDER, OF EACH OF THE FOLLOWING CONDITIONS PRECEDENT:

(a)   the Closing Date shall occur on or before October 1, 2012;

(b)   Lender shall have received a letter duly executed by Borrower and each other Loan Party authorizing Lender to file appropriate financing statements in such office or offices as may be necessary or, in the opinion of Lender, desirable to perfect the security interests to be created by the Loan Documents;

(c)   Lender shall have received evidence that appropriate financing statements have been duly filed in such office or offices as may be necessary or, in the opinion of Lender, desirable to perfect the Lender's Liens in and to the Collateral, and Lender shall have received searches reflecting the filing of all such financing statements;

(d)   Lender shall have received each of the following documents, in form and substance satisfactory to Lender, duly executed, and each such document shall be in full force and effect:

(i)   this Agreement and the other Loan Documents;

(ii)   the Cash Management Documents,

(iii)   the Control Agreements,

(iv)   a disbursement letter and flow of funds agreement executed and delivered by Borrower to Lender regarding the extensions of credit to be made on the Closing Date, the form and substance of which are satisfactory to Lender,

(v)   the GFN Mfg Guaranty,

(vi)   the GFN Limited Guaranty,

(vii)   the GFN Mfg Security Agreement,

(viii)   the Deposit Account Control Agreement with resptect to the Restricted Account,

(ix)   the Collateral Assignment of Acquisition Documents,

(x)   each of the Subordination Agreements, together with true, correct and complete copies of all instruments and agreements evidencing each portion of the Subordinated Indebtedness (including the restatement on terms acceptable to Lender of the GFN Mfg. Subordinated Debt),

(xi)   a payoff letter in form and substance acceptable to Lender in its sole discretion with respect to all agreements and obligations between Borrower and Universal Funding Corporation, providing for the definitive payoff of such amounts and the termination of all Liens in the assets and properties of the Borrower,

(xii)   evidence of the termination and release of all of the Liens existing in favor of Existing Lender in and to the assets of Loan Parties and their Subsidiaries, together with termination statements and other documentation evidencing the termination by Existing Lender of its Liens in and to the properties and assets of the Loan Parties and their Subsidiaries,

(xiii)   a financing statement in form and substance acceptable to Lender perfecting Liens in the assets of the Borrower as security for the GFN Mfg. Subordinated Debt to be filed by Lender following perfection of Lender's Liens in the assets of Borrower and GFN Mfg., and

(xiv)   titles with respect to each piece of title Equipment owned by Borrower as of the Closing Date, together with such additional information and forms (duly completed as necessary) as may be requested by Lender to perfect Lender's first Lien in such Equipment (anticipated to be two vehicles);

(e)   Lender shall have received a certificate from the Secretary of each Loan Party (i) attesting to the resolutions of such Loan Party's Board of Directors authorizing its execution, delivery, and performance of this Agreement and the other Loan Documents to which such Loan Party is a party, (ii) authorizing specific officers of such Loan Party to execute the same, and (iii) attesting to the incumbency and signatures of such specific officers of such Loan Party;

(f)   Lender shall have received copies of such Loan Party's Governing Documents, as amended, modified, or supplemented through the Closing Date, certified as true, correct and complete by the Secretary of such Loan Party;

(g)   Lender shall have received a certificate of status with respect to each Loan Party, dated within 10 days of the Closing Date, such certificate to be issued by the appropriate officer of the jurisdiction of organization of each Loan Party, which certificate shall indicate that such Loan Party is in good standing in such jurisdiction;

(h)   Lender shall have received certificates of status with respect to each Loan Party , each dated within 30 days of the Closing Date, such certificates to be issued by the appropriate officer of the jurisdictions (other than the jurisdiction of organization of such Loan Party) in which its failure to be duly qualified or licensed would constitute a Material Adverse Change, which certificates shall indicate that such Loan Party is in good standing in such jurisdictions;

(i)   Lender shall have received certificates of insurance, together with the endorsements thereto, as are required by Section 6.6, the form and substance of which shall be satisfactory to Lender;

(j)   Lender shall have received Collateral Access Agreements with respect to the location of the Chief Executive Office of Borrower;

(k)   Lender shall have received an opinion of Christopher A. Wilson, Esq. as counsel to each Loan Party in form and substance satisfactory to Lender;

(l)   Borrower shall have the Excess Availability of at least $2,800,000 after giving effect to (i) the initial extensions of credit hereunder, (ii) the payment of all fees and expenses required to be paid by Borrower on the Closing Date under this Agreement or the other Loan Documents, and (iii) without duplication of amounts otherwise expressly addressed in the calculation of Excess Availability, Reserves established by Lender for (1) trade payables owing by any Borrower that are owing sixty (60) days or more past the original due date and (2) book overdrafts;

(m)   Lender shall have completed its business, legal, and collateral due diligence, including (i) a collateral examination and review of Borrower's and its Subsidiaries Books and verification of each Loan Party's representations and warranties to Lender, the results of which must be satisfactory to Lender, and (ii) an inspection of each of the locations where Borrower's and its Subsidiaries' Inventory is located, the results of which must be satisfactory to Lender;

(n)   Lender shall have completed (i) Patriot Act searches, OFAC/PEP searches and customary individual background checks for each Loan Party, and (ii) except as expressly noted on Exhibit C, OFAC/PEP searches and customary individual background searches for each Borrower's senior management and key principals, and each other Loan Party, the results of which shall be satisfactory to Lender;

(o)   Lender shall have received an appraisal of the Net Liquidation Percentage applicable to Borrower's and its Subsidiaries' Inventory and an appraisal of Borrower's and its Subsidiaries' Equipment, the results of which must be satisfactory to Lender;

(p)   Lender shall have received a set of Projections of Borrower for the 3-year period following the Closing Date (on a year by year basis, and for the 1 year period following the Closing Date, on a month by month basis), in form and substance (including as to scope and underlying assumptions) satisfactory to Lender;

(q)   Borrower shall have paid all Lender Expenses incurred in connection with the transactions evidenced by this Agreement;

(r)   Each Loan Party and each of its Subsidiaries shall have received all licenses, approvals or evidence of other actions required by any Governmental Authority in connection with the execution and delivery by such Loan Party or its Subsidiaries of the Loan Documents or with the consummation of the transactions contemplated thereby;

(s)   all other documents and legal matters in connection with the transactions contemplated by this Agreement shall have been delivered, executed, or recorded and shall be in form and substance satisfactory to Lender;

(t)   Lender shall have completed its review of Borrower's vendor and customer references and its verification of Borrower's invoices, the results of which must be satisfactory to Lender;

(u)   Lender shall have completed random verification of each Borrower's accounts receivable, the results of which must be satisfactory to Lender;

(v)   Lender shall have completed review of each Borrower's material contracts, including customer and supply contracts and lease agreements, the results of which must be satisfactory to Lender;

(w)   No adverse change in the financial condition of Borrower or any Guarantor shall have occurred since the date of the most recent financial statements of Borrower and Guarantors that have been received by Lender;

(x)   Funding of the Revolving Credit Facility shall have occurred not later than 60 days from Lender's completion of Lender 's pre-loan audit of the Borrower;

(y)   Lender shall have received a complete and correct executed copy of the Acquisition Documents, including all schedules and exhibits thereto;

(z)   Lender shall have received a complete and correct executed copy of the Seller Promissory Note;

(aa)   Lender shall have confirmed in a manner acceptable to Lender that Borrower has received (i) the aggregate amount of $3,000,000 in immediately available funds from GFN as an equity contribution (the "Required Equity") and (ii) $1,000,000 funded in the Restricted Account pursuant to the GFN Subordinated Debt; and

(bb)   Lender shall have received final credit approval for the Credit Facility and the transactions described in this Agreement.

EXHIBIT C

TO CREDIT AND SECURITY AGREEMENT

CONDITIONS SUBSEQUENT

1.   Within 6 months after the Closing Date, Lender shall have received an independent appraisal of Borrower's Inventory and Lender shall have satisfactorily reviewed Borrower's perpetual Inventory systems.

2.   Within 30 days of the Closing Date, Lender shall have received satisfactory results of background and related searches with respect to James Allen Grove.

3.   Within 30 days of the Closing Date, Lender shall have received Collateral Access Agreements with respect to the location of Borrower leased from S.B. Southern Welding, LLC.

4.   Within 72 hours of the Closing Date, Lender shall have received physical titles with respect to all titled vehicles listed on Schedule 5.26(d) and VIN numbers to complete Schedule 5.26(d).

Exhibit C

TO CREDIT AND SECURITY AGREEMENT

REPRESENTATIONS AND WARRANTIES

5.1   **Due Organization and Qualification; Subsidiaries.**

    (a)   Each Loan Party (i) is duly organized and existing and in good standing under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any state where the failure to be so qualified could reasonably be expected to result in a Material Adverse Change, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Loan Documents to which it is a party and to carry out the transactions contemplated thereby.

    (b)   Set forth on Schedule 5.1(b) to the Information Certificate is a complete and accurate description of the authorized capital Stock of each Loan Party, by class, and, as of the Closing Date, a description of the number of shares of each such class that are issued and outstanding. Other than as described on Schedule 5.1(b) to the Information Certificate, there are no subscriptions, options, warrants, or calls relating to any shares of any Loan Party's capital Stock, including any right of conversion or exchange under any outstanding security or other instrument. No Loan Party is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital Stock or any security convertible into or exchangeable for any of its capital Stock.

    (c)   Set forth on Schedule 5.1(c) to the Information Certificate (as such Schedule may be updated from time to time to reflect changes resulting from transactions permitted under this Agreement), is a complete and accurate list of the Loan Parties' direct and indirect Subsidiaries, showing: (i) the number of shares of each class of common and preferred Stock authorized for each of such Subsidiaries, and (ii) the number and the percentage of the outstanding shares of each such class owned directly or indirectly by each Loan Party. All of the outstanding capital Stock of each such Subsidiary has been validly issued and is fully paid and non-assessable.

    (d)   Except as set forth on Schedule 5.1(c) to the Information Certificate, there are no subscriptions, options, warrants, or calls relating to any shares of any Loan Party's or any Loan Party's Subsidiaries' capital Stock, including any right of conversion or exchange under any outstanding security or other instrument. No Loan Party nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of such Loan Party's Subsidiaries' capital Stock or any security convertible into or exchangeable for any such capital Stock.

5.2   **Due Authorization; No Conflict.**

    (a)   As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party have been duly authorized by all necessary action on the part of such Loan Party.

    (b)   As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party do not and will not (i) violate any material provision of federal, state, or local law or regulation applicable to any Loan Party or its Subsidiaries, the Governing Documents of any Loan Party or its Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on any Loan Party or its Subsidiaries, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Material Contract of any Loan Party or its Subsidiaries except to the extent that any such conflict, breach or default could not individually or in the aggregate reasonably be expected to cause a Material Adverse Change, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or (iv) require any approval of any Loan Party's interest holders or any approval or consent of any Person under any Material Contract of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of Material Contracts, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Change.

5.3   **Governmental Consents.** No consent, approval, authorization, or other order or other action by, and no notice to or filing with, any Governmental Authority or any other Person is required (i) for the grant of a Security Interest by such Loan Party in and to the Collateral pursuant to this Agreement or for the execution, delivery, or performance of this Agreement by such Loan Party, or (ii) for the exercise by Lender of the voting or other rights provided for in this Agreement with respect to the Investment Related Property or the remedies in respect of the Collateral pursuant to this Agreement, except as may be required in connection with such disposition of Investment Related Property by laws affecting the offering and sale of securities generally. No Intellectual Property License of any Loan Party that is necessary to the conduct of such Loan Party's business requires any consent of any other Person in order for such Loan Party to grant the security interest granted hereunder in such Loan Party's right, title or interest in or to such Intellectual Property License.

5.4 **Binding Obligations.** Each Loan Document has been duly executed and delivered by each Loan Party that is a party thereto and is the legally valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors' rights generally.

5.5 **Title to Assets; No Encumbrances.** Each of the Loan Parties and its Subsidiaries has (a) good, sufficient and legal title to (in the case of fee interests in Real Property), (b) valid leasehold interests in (in the case of leasehold interests in real or personal property), and (c) good and marketable title to (in the case of all other personal property), all of their respective assets reflected in their most recent financial statements delivered pursuant to Section 6.1 and most recent collateral reports delivered pursuant to Section 6.2, in each case except for assets disposed of since the date of such financial statements to the extent permitted hereby. All of such assets are free and clear of Liens except for Permitted Liens.

5.6 **Jurisdiction of Organization; Location of Chief Executive Office; Organizational Identification Number; Commercial Tort Claims.**

(a) The exact legal name of (within the meaning of Section 9-503 of the Code) and jurisdiction of organization of each Loan Party and each of GFN Mfg.'s Subsidiaries is set forth on Schedule 5.6(a) to the Information Certificate (as such Schedule may be updated from time to time to reflect changes resulting from transactions permitted under this Agreement).

(b) The chief executive office of each Loan Party and each of its Subsidiaries is located at the address indicated on Schedule 5.6(b) to the Information Certificate (as such Schedule may be updated from time to time to reflect changes resulting from transactions permitted under this Agreement).

(c) Each Loan Party's and each of its Subsidiaries' tax identification numbers and organizational identification numbers, if any, are identified on Schedule 5.6(c) to the Information Certificate (as such Schedule may be updated from time to time to reflect changes resulting from transactions permitted under this Agreement).

(d) As of the Closing Date, no Loan Party and no Subsidiary of a Loan Party holds any Commercial Tort Claims that exceed $25,000 ($500,000 in the case of GFN and its Subsidiaries (other than Borrower and GFN Mfg.)) in amount, except as set forth on Schedule 5.6(d) to the Information Certificate.

5.7 **Litigation.**

(a) There are no actions, suits, or proceedings pending or, to the knowledge of any Loan Party, after due inquiry, threatened in writing against a Loan Party or any of its Subsidiaries that either individually or in the aggregate could reasonably be expected to result in a Material Adverse Change.

(b) Schedule 5.7(b) to the Information Certificate sets forth a complete and accurate description, with respect to each of the actions, suits, or proceedings that, as of the Closing Date, is pending or, to the knowledge of any Loan Party, after due inquiry, threatened against GFN Mfg. and its Subsidiaries (including Borrower), of (i) the parties to such actions, suits, or proceedings, (ii) the nature of the dispute that is the subject of such actions, suits, or proceedings, (iii) the status, as of the Closing Date, with respect to such actions, suits, or proceedings, and (iv) whether any liability of the Loan Parties and their Subsidiaries in connection with such actions, suits, or proceedings is covered by insurance.

5.8 **Compliance with Laws.** No Loan Party nor any of its Subsidiaries (a) is in violation of any applicable laws, rules, regulations, executive orders, or codes (including Environmental Laws) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, or (b) is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.

5.9 **No Material Adverse Change.** All historical financial statements relating to the Loan Parties and their Subsidiaries that have been delivered by Borrower to Lender have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, for the lack of footnotes and being subject to year-end audit adjustments) and present fairly in all material respects, the Loan Parties' and their Subsidiaries' consolidated financial condition as of the date thereof and results of operations for the period then ended. Since June 30, 2012, no event, circumstance, or change has occurred that has or could reasonably be expected to result in a Material Adverse Change with respect to the Loan Parties and their Subsidiaries.

5.10   **Fraudulent Transfer.**

(a)   Each Loan Party is Solvent.

(b)   No transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party.

5.11   **Employee Benefits.** Neither Borrower nor GFN Mfg. nor any of the respective Subsidiaries, nor any of their ERISA Affiliates, maintains or contributes to any Benefit Plan.

5.12   **Environmental Condition.** Except as set forth on Schedule 5.12 to the Information Certificate, (a) to each Loan Party's knowledge, no Loan Party's nor any of its Subsidiaries' properties or assets has ever been used by a Loan Party, its Subsidiaries, or by previous owners or operators in the disposal of, or to produce, store, handle, treat, release, or transport, any Hazardous Materials, where such disposal, production, storage, handling, treatment, release or transport was in violation, in any material respect, of any applicable Environmental Law, (b) to each Loan Party's knowledge, after due inquiry, no Loan Party's nor any of its Subsidiaries' properties or assets has ever been designated or identified in any manner pursuant to any environmental protection statute as a Hazardous Materials disposal site, (c) no Loan Party nor any of its Subsidiaries has received notice that a Lien arising under any Environmental Law has attached to any revenues or to any Real Property owned or operated by a Loan Party or its Subsidiaries, and (d) no Loan Party nor any of its Subsidiaries nor any of their respective facilities or operations is subject to any outstanding written order, consent decree, or settlement agreement with any Person relating to any Environmental Law or Environmental Liability that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.

5.13   **Intellectual Property.** GFN Mfg. and its Subsidiaries (including Borrower) own, or hold licenses in, all trademarks, trade names, copyrights, patents, and licenses that are necessary to the conduct of their business as currently conducted.

5.14   **Leases.** GFN Mfg. and its Subsidiaries (including Borrower) enjoy peaceful and undisturbed possession under all leases material to their business and to which they are parties or under which they are operating, and, subject to Permitted Protests, all of such material leases are valid and subsisting and no material default by the applicable Loan Party or its Subsidiaries exists under any of them.

5.15   **Deposit Accounts and Securities Accounts.** Set forth on Schedule 5.15 to the Information Certificate is a listing of all of GFN Mfg.'s and its Subsidiaries' (including Borrower) Deposit Accounts and Securities Accounts, including, with respect to each bank or securities intermediary (a) the name and address of such Person, and (b) the account numbers of the Deposit Accounts or Securities Accounts maintained with such Person.

5.16   **Complete Disclosure.** All factual information taken as a whole (other than forward-looking information and projections and information of a general economic nature and general information about Borrower's industry) furnished by or on behalf of a Loan Party or its Subsidiaries in writing to Lender (including all information contained in the Schedules hereto or in the other Loan Documents) for purposes of or in connection with this Agreement or the other Loan Documents, and all other such factual information taken as a whole (other than forward-looking information and projections and information of a general economic nature and general information about Borrower's industry) hereafter furnished by or on behalf of a Loan Party or its Subsidiaries in writing to Lender will be, true and accurate, in all material respects, on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information (taken as a whole) not misleading in any material respect at such time in light of the circumstances under which such information was provided. The Projections delivered to Lender for the 3-year period following the Closing Date represent, and as of the date on which any other Projections are delivered to Lender, such additional Projections represent, Borrower's good faith estimate, on the date such Projections are delivered, of Borrower's and its Subsidiaries' future performance for the periods covered thereby based upon assumptions believed by Borrower to be reasonable at the time of the delivery thereof to Lender.

5.17   **Material Contracts**. Set forth on Schedule 5.17 to the Information Certificate (as such Schedule may be updated from time to time in accordance herewith) is a reasonably detailed description of the Material Contracts of GFN Mfg. and its Subsidiaries (including Borrower) as of the most recent date on which Borrower provided their Compliance Certificate pursuant to Section 6.1; provided, however, that Borrower may amend Schedule 5.17 to the Information Certificate to add additional Material Contracts so long as such amendment occurs by written notice to Lender on the date that Borrower provides its Compliance Certificate. Except for matters which, either individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change, each Material Contract (other than those that have expired at the end of their normal terms) (a) is in full force and effect and is binding upon and enforceable against the applicable Loan Party or its Subsidiary and, to

Borrower's knowledge, after due inquiry, each other Person that is a party thereto in accordance with its terms, (b) has not been otherwise amended or modified (other than amendments or modifications permitted by Section 7.7(b)), and (c) is not in default due to the action or inaction of the applicable Loan Party or its Subsidiary.

5.18   **Patriot Act.** To the extent applicable, each Loan Party is in compliance, in all material respects, with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the "Patriot Act"). No part of the proceeds of the loans made hereunder will be used by any Loan Party or any of their Affiliates, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

5.19   **Indebtedness.** Set forth on Schedule 5.19 to the Information Certificate is a true and complete list of all Indebtedness of GFN Mfg. and its Subsidiaries (including Borrower) outstanding immediately prior to the Closing Date that is to remain outstanding immediately after giving effect to the closing hereunder on the Closing Dates; and such Schedule accurately sets forth the aggregate principal amount of such Indebtedness as of the Closing Date.

5.20   **Payment of Taxes.** Except as otherwise permitted under Section 6.5, all tax returns and reports of each Loan Party and its Subsidiaries required to be filed by any of them have been timely filed, and all taxes shown on such tax returns to be due and payable and all assessments, fees and other governmental charges upon a Loan Party and its Subsidiaries and upon their respective assets, income, businesses and franchises that are due and payable have been paid when due and payable. Each Loan Party and each of its Subsidiaries have made adequate provision in accordance with GAAP for all taxes not yet due and payable. Borrower knows of no proposed tax assessment against a Loan Party or any of its Subsidiaries that is not being actively contested by such Loan Party or such Subsidiary diligently, in good faith, and by appropriate proceedings; provided such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

5.21   **Margin Stock.** No Loan Party nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the loans made to Borrower will be used to purchase or carry any such Margin Stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors of the United States Federal Reserve.

5.22   **Governmental Regulation.** No Loan Party nor any of its Subsidiaries is subject to regulation under the Federal Power Act or the Investment Company Act of 1940 or under any other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. No Loan Party nor any of its Subsidiaries is a "registered investment company" or a company "controlled" by a "registered investment company" or a "principal underwriter" of a "registered investment company" as such terms are defined in the Investment Company Act of 1940.

5.23   **OFAC.** No Loan Party nor any of its Subsidiaries is in violation of any of the country or list based economic and trade sanctions administered and enforced by OFAC. No Loan Party nor any of its Subsidiaries (a) is a Sanctioned Person or a Sanctioned Entity, (b) has its assets located in Sanctioned Entities, or (c) derives revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. No proceeds of any loan made hereunder will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity.

5.24   **Employee and Labor Matters.** There is (i) no unfair labor practice complaint pending or, to the knowledge of Borrower, threatened against any Loan Party or any of its Subsidiaries before any Governmental Authority and no grievance or arbitration proceeding pending or threatened against any Loan Party or any of its Subsidiaries which arises out of or under any collective bargaining agreement and that could reasonably be expected to result in a material liability, (ii) no strike, labor dispute, slowdown, stoppage or similar action or grievance pending or threatened in writing against any Loan Party or any of its Subsidiaries that could reasonably be expected to result in a material liability, or (iii) to the knowledge of Borrower, after due inquiry, no union representation question existing with respect to the employees of any Loan Party or its Subsidiaries and no union organizing activity taking place with respect to any of the employees of any Loan Party or its Subsidiaries. No Loan Party or any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or similar state law, which remains unpaid or unsatisfied. The hours worked and payments made to employees of Loan Parties and its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable legal requirements, except to the extent such violations could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. All material payments due from any Loan Party or its Subsidiaries on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of such Loan Party, except where the failure to do so could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

5.25 **GFN Mfg as a Holding Company**. GFN Mfg is a holding company and does not have any material liabilities (other than liabilities arising under the Loan Documents), own any material assets (other than the Stock of Borrower) or engage in any operations or business (other than the ownership of Borrower).

5.26 **Collateral.**

(a) **Real Property**. Schedule 5.26(a) to the Information Certificate sets forth all Real Property owned by GFN Mfg. or any of its Subsidiaries (including Borrower) as of the Closing Date.

(b) **Intellectual Property**. As of the Closing Date, Schedule 5.26(b) to the Information Certificate provides a complete and correct list of: (i) all registered Copyrights owned by GFN Mfg. and its Subsidiaries (including Borrower), all applications for registration of Copyrights owned by GFN Mfg. and its Subsidiaries (including Borrower), and all other Copyrights owned by any GFN Mfg. and its Subsidiaries (including Borrower) and material to the conduct of the business of the Borrower; (ii) all Intellectual Property Licenses entered into by GFN Mfg. and its Subsidiaries (including Borrower) pursuant to which (A) GFN Mfg. and its Subsidiaries (including Borrower) has provided any license or other rights in Intellectual Property owned or controlled by such Person to any other Person or (B) any Person has granted to GFN Mfg. and its Subsidiaries (including Borrower) any license or other rights in Intellectual Property owned or controlled by such Person that is material to the business of Borrower, including any Intellectual Property that is incorporated in any Inventory, software, or other product marketed, sold, licensed, or distributed by Borrower; (iii) all Patents owned by any Loan Party and all applications for Patents owned by GFN Mfg. and its Subsidiaries (including Borrower); and (iv) all registered Trademarks owned by GFN Mfg. and its Subsidiaries (including Borrower), all applications for registration of Trademarks owned by GFN Mfg. and its Subsidiaries (including Borrower), and all other Trademarks owned by GFN Mfg. and its Subsidiaries (including Borrower) and material to the conduct of the business of Borrower.

(i) All employees and contractors of each Loan Party who were involved in the creation or development of any Intellectual Property for such Loan Party that is necessary to the business of such Loan Party have signed agreements containing assignment of Intellectual Property rights to such Loan Party and obligations of confidentiality.

(ii) Except as set forth in Schedule 5.26(b) to the Information Certificate, to each Loan Party's knowledge after reasonable inquiry, no Person has infringed or misappropriated or is currently infringing or misappropriating any Intellectual Property rights owned by such Loan Party, in each case, that either individually or in the aggregate could reasonably be expected to result in a Material Adverse Change.

(iii) To each Loan Party's knowledge after reasonable inquiry, all registered Copyrights, registered Trademarks, and issued Patents that are owned by such Loan Party and necessary in to the conduct of its business are valid, subsisting and enforceable and in compliance with all legal requirements, filings, and payments and other actions that are required to maintain such Intellectual Property in full force and effect.

(iv) Each Loan Party has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all trade secrets owned by such Loan Party that are necessary in the business of such Loan Party.

(c) **Valid Security Interest**. This Agreement and the other Loan Documents create a valid security interest in the Collateral described therein, to the extent a security interest therein can be created under the Code, securing the payment of the Obligations. Except to the extent a security interest in the Collateral cannot be perfected by the filing of a financing statement under the Code, all filings and other actions necessary or desirable to perfect and protect such security interest have been duly taken or will have been taken upon the filing of financing statements listing each applicable Loan Party, as a debtor, and Lender for itself and as agent for the Bank Product Providers, as secured party, in the jurisdictions listed next to such Loan Party's name on Schedule 5.6(a) to the Information Certificate. Upon the making of such filings, Lender shall have a first priority perfected security interest in the Collateral of each Loan Party to the extent such security interest can be perfected by the filing of a financing statement, subject to Permitted Liens which are purchase money Liens. Upon filing of the Copyright Security Agreement with the United States Copyright Office, filing of the Patent and Trademark Security Agreement with the PTO, and the filing of appropriate financing statements in the jurisdictions listed on Schedule 5.6(a) to the Information Certificate, all action necessary or desirable to protect and perfect the Security Interest in and to on each Loan Party's Patents, Trademarks, or Copyrights has been taken and such perfected Security Interest is enforceable as such as against any and all creditors of and purchasers from any Loan Party. All action by any Loan Party necessary to protect and perfect such security interest on each item of Collateral has been duly taken.

(d)   **Titled Vehicles**. Schedule 5.26(d) to the Information Certificate sets forth all titled vehicles owned by Borrower as of the Closing Date, by model, model year and vehicle identification number ("VIN").

5.27   **Eligible Accounts.** As to each Account that is identified by Borrower as an Eligible Account in a Borrowing Base Certificate submitted to Lender, such Account is (a) a bona fide existing payment obligation of the applicable Account Debtor created by the sale and delivery of Inventory or the rendition of services to such Account Debtor in the ordinary course of Borrower's business, (b) owed to Borrower, and (c) not excluded as ineligible by virtue of one or more of the excluding criteria (other than Lender-discretionary criteria) set forth in the definition of Eligible Accounts.

5.28   **Eligible Inventory.** As to each item of Inventory that is identified by Borrower as Eligible Inventory in a Borrowing Base Certificate submitted to Lender, such Inventory is (a) of good and merchantable quality, free from known defects, and (b) not excluded as ineligible by virtue of one or more of the excluding criteria (other than Lender-discretionary criteria) set forth in the definition of Eligible Inventory.

5.29   **Locations of Inventory and Equipment.** The Inventory and Equipment (other than vehicles or Equipment out for repair) of the GFN Mfg. and its Subsidiaries (including Borrower) are not stored with a bailee, warehouseman, or similar party and are located only at, or in-transit between or to, the locations identified on Schedule 5.29 to the Information Certificate (as such Schedule may be updated pursuant to Section 6.14).

5.30   **Inventory Records.** Each Loan Party keeps correct and accurate records itemizing and describing the type, quality, and quantity of its and its Subsidiaries' Inventory and the book value thereof.

5.31   **Required Equity Documents.** As of the Closing Date, Borrower has delivered to Lender true and correct copies of all Required Equity Documents. No party thereto is in default in the performance or compliance with any provisions thereof and the Required Equity Documents comply in all material respects with all applicable laws. The Required Equity Documents are in full force and effect as of the Closing Date and have not been terminated, rescinded or withdrawn as of such date. The execution, delivery and performance of the Required Equity Documents do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority, other than consents or approvals that have been obtained and that are still in full force and effect. To Borrower's knowledge, none of the representations or warranties of any other Person in any Required Equity Document contains any untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, in any case that could reasonably be expected to result in a Material Adverse Change.

5.32   **Other Documents.**

(a)   Borrower has delivered to Lender a complete and correct copy of the Acquisition Documents, including all schedules and exhibits thereto. The execution, delivery and performance of each of the Acquisition Documents has been duly authorized by all necessary action on the part of the Loan Parties. Each Acquisition Document is the legal, valid and binding obligation of the applicable Loan Party, enforceable against such Loan Party in accordance with its terms, in each case, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting generally the enforcement of creditors' rights and (ii) the availability of the remedy of specific performance or injunctive or other equitable relief is subject to the discretion of the court before which any proceeding therefor may be brought. The applicable Loan Parties are not in default in the performance or compliance with any provisions thereof. All representations and warranties made by each Loan Party in the Acquisition Documents and in the certificates delivered in connection therewith are true and correct in all material respects. To each Loan Party's knowledge, none of the Sellers' representations or warranties in the Acquisition Documents contain any untrue statement of a material fact or omit any fact necessary to make the statements therein not misleading, in any case that could reasonably be expected to result in a Material Adverse Change.

(b)   As of the Closing Date, the Acquisition has been consummated in all material respects, in accordance with all applicable laws. As of the Closing Date, all requisite approvals by Governmental Authorities having jurisdiction over the Loan Parties and, to each Loan Party's knowledge, the Sellers, with respect to the Acquisition, have been obtained (including filings or approvals required under the Hart-Scott-Rodino Antitrust Improvements Act), except for any approval the failure to obtain could not reasonably be expected to be material to the interests of the Lender. As of the Closing Date, after giving effect to the transactions contemplated by the Acquisition Documents, GFN Mfg will have good title to the assets acquired pursuant to the Acquisition Agreement, free and clear of all Liens other than Permitted Liens.

EXHIBIT E

TO CREDIT AND SECURITY AGREEMENT

INFORMATION CERTIFICATE
OF
LOAN PARTIES
_____

Dated: October 1, 2012

Wells Fargo Bank, National Association
14241 Dallas Parkway, Suite 900
Dallas, Texas 75254
Attn: Ron Zeiber

In connection with certain financing provided or to be provided by Wells Fargo Bank, National Association ("Lender"), each of the undersigned Borrower and Guarantors (each a "Loan Party") represents and warrants to Lender the following information about each Loan Party (Capitalized terms not specifically defined shall have the meaning set forth in the Agreement):

1.   Attached as Schedule 5.1(b) is a complete and accurate description of (i) the authorized capital Stock of each Loan Party and its Subsidiaries, by class, and the number of shares issued and outstanding and the names of the owners thereof (including stockholders, members and partners) and their holdings, all as of the date of this Agreement, (ii) all subscriptions, options, warrants or calls relating to any shares of any Loan Party's or its Subsidiaries' capital Stock, including any right of conversion or exchange; (iii) each stockholders' agreement, restrictive agreement, voting agreement or similar agreement relating to any such capital Stock; and (iv) an organization chart of each Loan Party and all Subsidiaries.

2.   Each Loan Party is affiliated with, or has ownership in, the entities (including Subsidiaries) set forth on Schedule 5.1(c).

3.   The Loan Parties use the following trade name(s) in the operation of their business (e.g. billing, advertising, etc.):

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

4.   Each of the Loan Parties is a registered organization of the following type:

General Finance Corporation: Delaware corporation
GFN Manufacturing Corporation: Delaware corporation
Southern Frac, LLC: Texas limited liability company

5.   The exact legal name (within the meaning of Section 9-503 of the Code) of each Loan Party as set forth in its respective certificate of incorporation, organization or formation, or other public organic document, as amended to date, is set forth in Schedule 5.5(a).

6.   Each Loan Party is organized solely under the laws of the State set forth on Schedule 5.6(a). Each Loan Party is in good standing under those laws and no Loan Party is organized in any other State.

7.   The chief executive office and mailing address of each Loan Party is located at the address set forth on Schedule 5.6(b) hereto.

8.   The books and records of each Loan Party pertaining to Accounts, contract rights, Inventory, and other assets are located at the addresses specified on Schedule 5.6(b).

9. The identity and Federal Employer Identification Number of each Loan Party and organizational identification number, if any, is set forth on <u>Schedule 5.6(c)</u>. (Please Use Form Attached)

10. No Loan Party has any Commercial Tort Claims, except as set forth on <u>Schedule 5.6(d)</u>.

11. There are no judgments, actions, suits, proceedings or other litigation pending by or against or threatened by or against any Loan Party, any of its Subsidiaries and/or Affiliates or any of its officers or principals, except as set forth on <u>Schedule 5.7(b)</u>.

12. Since its date of organization, the name as set forth in each Loan Party's organizational documentation filed of record with the applicable state authority has been changed as follows:

    General Finance Corporation: None
    GFN Manufacturing Corporation: None
    Southern Frac, LLC: None

13. Since the dates of their respective organization, the Loan Parties have made or entered into the following mergers or acquisitions:

    General Finance Corporation:
    1. Acquisition of RWA Holdings Pty Limited – March 30, 2007
    2. Acquisition of Mobile Office Acquisition Corporation – July 28, 2008
    3. Acquisition of Pac-Van, Inc. – October 1, 2008
    GFN Manufacturing Corporation: None
    Southern Frac, LLC: None

14. Each Loan Party's assets are owned and held free and clear of Liens, mortgages, pledges, security interests, encumbrances or charges except as set forth below:

Name and Address of Secured Party	Description of Collateral	File No. of Financing Statement/Jurisdiction
GFN Manufacturing Corp. 39 East Union Street Pasadena, CA 91103	All personal property	12-0029244357

15. Each Loan Party has been and remains in compliance with all Environmental Laws applicable to its business or operations except as set forth on <u>Schedule 5.12</u>.

16. The Loan Parties do not have any Deposit Accounts, investment accounts, Securities Accounts or similar accounts with any bank, securities intermediary or other financial institution, except as set forth on <u>Schedule 5.15</u> for the purposes and of the types indicated therein.

17. No Loan Party is a party to or bound by an collective bargaining or similar agreement with any union, labor organization or other bargaining agent except as set forth below(indicate date of agreement, parties to agreement, description of employees covered, and date of termination):

Name of Agreement	Date of Agreement	Parties to Agreement	Date of Expiration / Termination
None			

Name of Agreement	Date of Agreement	Parties to Agreement	Date of Expiration / Termination

18.   Set forth on <u>Schedule 5.17</u> is a reasonably detailed description of each Material Contract of each Loan Party and its Subsidiaries as of the date of the Agreement.

19.   Set forth on <u>Schedule 5.19</u> is a true and complete list of all Indebtedness of each Loan Party and its Subsidiaries outstanding immediately prior to the Closing Date.

20.   No Loan Party has made any loans or advances or guaranteed or otherwise become liable for the obligations of any others, except as set forth below:

Name / Address of Debtor	Outstanding Balance of Loan as of the Closing Date	Secured / Unsecured	Due Date
None			

21.   No Loan Party has any Chattel Paper (whether tangible or electronic) or instruments as of the date hereof, except as follows:

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

22.   No Loan Party owns or licenses any Trademarks, Patents, Copyrights or other Intellectual Property, and is not a party to any Intellectual Property License except as set forth on <u>Schedule 5.26</u> (indicate type of Intellectual Property and whether owned or licensed, registration number, date of registration, and, if licensed, the name and address of the licensor).

23.   <u>Schedule 5.26(a)</u> sets forth all Real Property owned by each Loan Party.

24.   The Inventory, Equipment and other goods of each Loan Party are located only at the locations set forth on <u>Schedule 5.29</u>.

25.   At the present time, there are no delinquent taxes due (including, but not limited to, all payroll taxes, personal property taxes, real estate taxes or income taxes) except as follows:

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

DA-3260363 v11 1286309-00035

Lender shall be entitled to rely upon the foregoing in all respects and the undersigned are duly authorized to execute and deliver this Information Certificate.

Very truly yours,

SOUTHERN FRAC, LLC

By: /s/ Ronald F. Valenta
Name: Ronald V. Valenta
Title: President

GENERAL FINANCE CORPORATION

By: /s/ Charles E. Barrantes
Name: Charles E. Barrantes
Title: Executive Vice President and Chief Financial Officer

GFN MANUFACTURING CORPORATION

By: /s/ Christopher A. Wilson
Name: Christopher A. Wilson
Title: Secretary

TO INFORMATION CERTIFICATE

Capitalization of Loan Parties
and Subsidiaries

Organization Chart

Loan Party	Authorized Shares/Issued Shares	Holder	Type of Rights/Stock (common/preferred/option/ class)	Number of Shares (after exercise of all rights to acquire shares)	Percent Interest (on a fully diluted basis)
General Finance Corporation	100,000,000 / 22,026,631	Publicly traded stock	Common Stock	22,026,631	N/A
General Finance Corporation	900,000 / 25,900	16 holders	Series A 12.5% Cumulative Preferred Stock	25,900	N/A
General Finance Corporation	50,000 / 173.74	3 holders	Series B 8% Cumulative Preferred Stock	173.74	N/A
GFN Manufacturing Corporation	1,000 / 1,000	General Finance Corporation	Common Stock	1,000	N/A
GFN Manufacturing Corporation	1,000 / 0	N/A	Preferred Stock	0	N/A
Southern Frac, LLC	100 / 100 (membership interests)	GFN Manufacturing Corporation	Membership Interests	90	90%

Subscriptions, options, warrants or calls
General Finance Corporation: Stock options granted – 1,837,498
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

Stockholder agreement, restrictive agreement, etc.
General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

Organization Chart
Please see attached.

Schedule 5.1(c)

TO INFORMATION CERTIFICATE

Subsidiaries; Affiliates; Investments

Part 1 - Subsidiaries (More than 50% owned by a Loan Party)

Name	Jurisdiction of Organization	Percentage Owned
GFN North America Corp.	Delaware	100%
Pac-Van, Inc.	Indiana	100%
PV Acquisition Corp.	Alberta, Canada	100%
GFN Manufacturing Corporation	Delaware	100%
GFN U.S. Australasia Holdings, Inc.	Australia	100%
Royal Wolf Holdings Limited	Australia	50.01%
Royal Wolf Trading Australia Pty Limited	Australia	50.01%
Royalwolf NZ Acquisition Co. Limited	New Zealand	50.01%
Royalwolf Trading New Zealand Limited	New Zealand	50.01%

Part 2 - Affiliates (Less than 50% Owned by a Loan Party)

Name	Jurisdiction of Organization	Percentage Owned
None		

Part 3 - Affiliates (Subject to common ownership with) a Loan Party

Name	Jurisdiction of Organization	Parent	Percentage Owned
None			

Part 4 - Shareholders (If widely held, only holders with more than 10%)

Name	Jurisdiction of Organization *	Percentage Owned
Please see attached.		

---

* If shareholders are individuals, indicate "N/A"

Schedule 5.1(c)
to
Exhibit E

Schedule 5.5(a)

TO INFORMATION CERTIFICATE

Exact Legal Name

General Finance Corporation
GFN Manufacturing Corporation
Southern Frac, LLC

DA-3260363 v11 1286309-00035

TO INFORMATION CERTIFICATE

Jurisdiction of Organization

Name	Jurisdiction of Organization
General Finance Corporation	Delaware
GFN Manufacturing Corporation	Delaware
Southern Frac, LLC	Texas

DA-3260363 v11 1286309-00035

Schedule 5.6(b)

TO INFORMATION CERTIFICATE

Locations

Part 1 - Chief Executive Office

General Finance Corporation: 39 East Union Street, Pasadena, California 91103
GFN Manufacturing Corporation: 39 East Union Street, Pasadena, California 91103
Southern Frac, LLC: 1805 Howard Rd., Waxahachie, Texas 75165

Part 2 - Location of Books and Records

General Finance Corporation: 39 East Union Street, Pasadena, California 91103
GFN Manufacturing Corporation: 39 East Union Street, Pasadena, California 91103
Southern Frac, LLC: 1805 Howard Rd., Waxahachie, Texas 75165

Schedule 5.6(b)
to
Exhibit E

<u>Schedule 5.6(c)</u>

TO INFORMATION CERTIFICATE

Federal Employer Identification Number
Organizational Identification Number

(*Please Use Form Attached For Tax Identification Number*)

Name	Organizational Identification Number
General Finance Corporation	FEIN: 32-0163571 Delaware: 4042235
GFN Manufacturing Corporation	FEIN: 45-5608083 Delaware: 5177778
Southern Frac, LLC	FEIN: 27-4636003 Texas: 080137337

DA-3260363 v11 1286309-00035

Wells Fargo Capital Finance
Identity Verification and Investigation Consent Form
Key Parties– (Individuals and Non-individuals)

As part of its Know Your Customer Policy requirements, Wells Fargo requires its businesses to perform due diligence with regard to key individuals associated with new or existing Borrower. Key individuals may be a person or non-person (e.g. a corporation or partnership) and are generally defined as: guarantors, shareholders or partners owning 25% or more of the borrower; authorized signers per a borrowing resolution, partnership authorization, or certificate of incumbency; key officers such as the Chairman, CEO, and CFO; and other individuals reasonably identified as such by Wells Fargo.

Due diligence always includes verification of the key individual's identity and a public records background investigation.

Due diligence may also include a consumer credit records investigation if so authorized in writing by the individual on the bottom half of this form.

The information and consents requested herein are required as part of the due diligence process.

<u>**Required Information**</u>

Full Name: _____

Tax Id# or Social Security#: _____

Maiden/Former/Alias Names and Dates Used (20 Years):
_____
_____

Previous Address (if at current less than 5 years.):
_____
Street and Unit #

Date of Birth: _____

_____
City

Current Address:

_____
Street and Unit #

_____ _____
State   Zip

_____
City

_____ _____
State   Zip

I hereby certify that the information set forth above is true and correct and I understand it will be used to verify my identity and initiate a background records investigation. You may also obtain information from or share information with subsidiaries and affiliates of Wells Fargo & Company as well as discuss any information which you may receive in connection with such inquiries into my business, personal, financial and law enforcement (to include conviction and probation records) background with senior officers and the board of directors of the Company, without further notice to or consent from me.

_____ Date: _____
    (Signature)

<u>**Consent to Obtaining Consumer Credit Reports and Other Information (Individuals only)**</u>

In connection with your review of any request for business credit now or hereafter made by Wells Fargo Capital Finance and/or any of its affiliates, I hereby authorize you to check my credit history and to obtain credit consumer reports from credit reporting agencies. As part of this authorization, you may contact my creditors, and I hereby authorize any creditor so contacted to release to you such credit information as you may request.

I hereby certify that the information set forth above is true and correct. This Consent shall remain in effect until revoked in writing delivered to you at the above address.

_____ Date: _____
    (Signature)

Additional Information

Additional residential properties in the prior 20 years (City, State, Zip and Dates Owned).

Previous Address 1:

_____
    City

_____ _____
    State   Zip

_____
    Dates Occupied

Previous Address 2:

_____
    City

_____ _____
    State   Zip

_____
    Dates Occupied

Previous Address 3:

_____
    City

_____ _____
    State   Zip

_____
    Dates Occupied

Previous Address 4:

_____
    City

_____ _____
    State   Zip

_____
    Dates Occupied

Previous Address 5:

_____
    City

_____ _____
    State   Zip

_____
    Dates Occupied

Previous Address 6:

_____
    City

_____ _____
    State   Zip

_____
    Dates Occupied

Schedule 5.6(d)

TO INFORMATION CERTIFICATE

Commercial Tort Claims

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

TO INFORMATION CERTIFICATE

Judgments/ Pending Litigation

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: *Southern Frac, LLC v. Louisiana Tank Specialties, LLC*, filed on June 19, 2012, in the 40th District Court of Ellis County, Texas, under Cause No. 85246, relating to unpaid invoices of $1,526,000.00 owed by Louisiana Tank Specialties, LLC to Southern Frac, LLC.

<u>Schedule 5.12</u>

TO INFORMATION CERTIFICATE

Environmental Compliance

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

DA-3260363 v11 1286309-00035

Schedule 5.15

TO INFORMATION CERTIFICATE

Deposit Accounts; Investment Accounts

Part 1 - Deposit Accounts

Name and Address of Bank	Account No.	Purpose*
General Finance Corporation	2100707147	Disbursement Account
GFN Manufacturing Corporation: None		
Southern Frac, LLC: None		

Part 2 - Investment and Other Accounts

Name and Address of Broker or Other Institution	Account No.	Purpose	Types of Investments	Balance as of the Closing Date
None				

* For "Purpose" indicate either: "collection account" if proceeds of receivables or other assets are deposited in it, and note "lockbox" if it is subject to lockbox servicing arrangements with the applicable bank or "disbursement account" if it is a checking account or account used for transferring funds to third parties and note if it is used for a specific purpose, e.g., "payroll", "medical", "insurance", "escrow" etc. Also, please note any "zero balance" or other automatic sweep or investment sweep accounts.

Schedule 5.17

TO INFORMATION CERTIFICATE

Material Contracts

Name of Agreement	Date of Agreement	Parties to Agreement	Date of Expiration / Termination
General Finance Corporation: None			
GFN Manufacturing Corporation	July 3, 2012	GFN Manufacturing Corporation, Southern Frac, LLC	N/A
Southern Frac, LLC: None			

Schedule 5.19

TO INFORMATION CERTIFICATE

Existing Indebtedness[*]

Part 1 - Direct Debt

Name/Address of Payee	Principal Balance as of the Closing Date	Nature of Debt	Term
GFN Manufacturing Corp. 39 East Union Street Pasadena, CA 91103	$1,000,000	Working capital	March 13, 2013

Part 2 - Guarantees

Name/Address of Payee	Principal Balance as of the Closing Date	Nature of Debt	Term
None			

---

[*] Do not indicate debt or existing lender to be repaid with proceeds of initial disbursements of loans under Wells Fargo facility.

Schedule 5.19
to
Exhibit E

Schedule 5.26

TO INFORMATION CERTIFICATE

Intellectual Property

Part 1 – Trademarks Owned

Trademark	Registration Number	Registration Date	Expiration Date
None			

Trademark Application	Application/Serial Number	Application Date
None		

Part 2 – Trademarks Licensed

Trademark	Registration Number	Registration Date	Expiration Date	Licensor
None				

Trademark Application	Application/Serial Number	Application Date
None		

Part 3 – Patents Owned

Patent Description	Registration Number	Registration Date	Expiration Date
None			

Patent Application	Application/Serial Number	Application Date
None		

DA-3260363 v11 1286309-00035

Part 4 – Patents Licensed

Patent Description	Registration Number	Registration Date	Expiration Date	Licensor
None				

Patent Application	Application / Serial Number	Application Date
None		

Part 5 – Copyrights Owned

Copyright	Registration Number	Registration Date
None		

Part 6 – Copyrights Licensed

Copyright	Registration Number	Registration Date	Licensor
None			

Part 7 – Other License Agreements

Name of Document	Date of Document	Licensor	Term	Licensed Intellectual Property
None				

Schedule 5.26(a)

TO INFORMATION CERTIFICATE

Owned Real Estate

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

Schedule 5.26(b)

TO INFORMATION CERTIFICATE

Intellectual Property

Borrower received a letter dated January 18, 2012 sent on behalf of The Modern Group, Ltd., which stated that The Modern Group, Ltd. was prepared to license Borrower rights to U.S. Patent No. 7,762,588.

Schedule 5.26(b)
to
Exhibit E

Schedule 5.26(d)

TO INFORMATION CERTIFICATE

Titled Vehicles

2011 Chevrolet Silverado C3500 (VIN# 1GB3CZCL3BF219036)
2011 Chevrolet Silverado C3500 (VIN# 1GB3CZCL8BF162725)
2000 Western Star
2000 Mack Winch Truck

DA-3260363 v11 1286309-00035

Schedule 5.29

TO INFORMATION CERTIFICATE

Locations of Inventory and Equipment

Locations of Inventory, Equipment and Other Assets

Address	Owned/Leased/Third Party*	Name/Address of Lessor or Third Party, as Applicable
General Finance Corporation: None		
GFN Manufacturing Corporation: None		
Southern Frac, LLC: 1805 Howard Rd. Waxahachie, Texas 75165	Leased	Howard Road Industrial Park, LLC P.O. Box 844 Waxahachie, Texas 75168
Southern Frac, LLC: 300 Howard Rd. Waxahachie, Texas 75165	Subleased	S.B. Southern Welding, LLC 300 Howard Rd. Waxahachie, Texas 75165

---

* Indicate in this column next to applicable address whether the locations is owned by the Company, leased by the Company or owned and operated by a third party (e.g., warehouse, processor, consignee, etc.)

DA-3260363 v11 1286309-00035

Schedule 7.15

TO INFORMATION CERTIFICATE

Consignment, Bill and Hold, Sale or Return, Sale on Approval or Conditional Sale Arrangements

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

Schedule 7.16

TO INFORMATION CERTIFICATE

Inventory With Bailee, Warehouseman, Processor, etc.

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

Schedule 7.16
to
Exhibit E

<u>Schedule A-1</u>

TO CREDIT AND SECURITY AGREEMENT

Lender's Account

As provided by Lender to Borrower from time to time.

DA-3260363 v11 1286309-00035

Schedule A-2

TO CREDIT AND SECURITY AGREEMENT

Authorized Person

Ronald F. Valenta
Charles E. Barrantes

DA-3260363 v11 1286309-00035

<u>Schedule D-1</u>

TO CREDIT AND SECURITY AGREEMENT

Designated Account

Vintage Bank
300 North Highway 77
Waxahachie, Texas 75168

Schedule P-1

TO CREDIT AND SECURITY AGREEMENT

Permitted Investments

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None

DA-3260363 v11 1286309-00035

TO CREDIT AND SECURITY AGREEMENT

Permitted Liens

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: The liens securing the obligations of Southern Frac, LLC under the GFN Mfg. Subordinated Debt.

DA-3260363 v11 1286309-00035

<u>Schedule R-1</u>

TO CREDIT AND SECURITY AGREEMENT

Real Property Collateral

General Finance Corporation: None
GFN Manufacturing Corporation: None
Southern Frac, LLC: None